

Focused on the fundamentals

2022 ANNUAL REPORT

In 2022, Sabra remained focused on the fundamentals—supporting our tenants, operators and borrowers and diversifying our portfolio through asset recycling initiatives and investing in assets with embedded growth prospects.



Rick Matros
Chief Executive Officer, President and Chair of the Board



Strong, Diverse, Stable

Although we faced challenges, including high interest rates, a tough real estate market, the lack of availability and cost of labor as well as inflation, our dedicated team steadfastly managed what was within our control to preserve value for our stakeholders. We emerged from 2022 with our corporate culture of diversity, collaboration and discipline firmly in place. I am proud of the team we've built and even prouder of how we've performed during a challenging year.

We know what happens inside our buildings matters most and work hard to support our tenants, operators and borrowers so that they can stay at the forefront of care delivery. They know they can rely on us to support their capital needs, deliver valuable insights, share best practices, and provide opportunities to network and collaborate with other industry participants.

In 2023, we expect to maintain stability by remaining focused on the fundamentals while looking for opportunities to increase earnings growth and support our operators as they continue to recover.

We are pleased to enter 2023 with a strong balance sheet, enhanced by the renewal and extension of our credit facility in January 2023, which improved our debt maturity profile by pushing our nearest material maturity to August 2026 while holding pricing in line with our prior credit facility.

Enterprise Value

$5.3B

Liquidity

$0.9B

Investments

437

Relationships

73

Supporting what matters

Max Relationship Concentration

8.8%

As of December 31, 2022

We continue to diversify our portfolio through **strategic dispositions**, **repurposing assets** and **opportunistic acquisitions**.

Investing in Behavioral Health and Adaptive Reuse

We grew our behavioral health portfolio through traditional acquisitions and adaptive reuse in 2022. By recycling assets that were underutilized to a more productive use, we expect to improve earnings by creating value out of assets we already own while providing much-needed jobs and services to local communities.

As of December 31, 2022, our portfolio of owned addiction treatment centers is up to 12 properties, consisting of acquired addiction treatment centers and properties that have been converted or are in the process of being converted to addiction treatment centers, and we are negotiating several additional conversion opportunities for existing wholly owned assets.









Dispositions of Less Productive Assets

In addition to utilizing adaptive reuse to recycle capital, we also recycle capital into more-productive assets and further diversify our portfolio with dispositions. In 2022, we generated $89.3 million of gross proceeds primarily from the sale of skilled nursing facilities. These proceeds not only funded our capital recycling program; they also provided the added benefit of reducing our skilled nursing exposure at the end of 2022 to 58.1 percent of our total Annualized Cash NOI, as adjusted, our lowest exposure since 2017. Subsequent to year-end, we engaged in additional dispositions and repayments that further lowered our skilled nursing exposure.

Behavioral health represents 13.4% of our Annualized Cash NOI, as adjusted

Asset Class Concentration



Skilled Nursing/Transitional Care: 58.1%

Behavioral Health: 13.4%

Senior Housing Managed: 13.4%

Senior Housing Leased: 10.4%

Specialty Hospital and Other: 4.0%

Other: 0.7%

As of December 31, 2022



"Sabra has been instrumental in the growth of our company by being our longest-standing and most trusted capital partner. We are excited for what the future will bring with this important ongoing relationship between our companies."

—Tom Smith
Chief Executive Officer & Founder, Leo Brown Group



Acquired, through a JV, 12 Canadian senior housing communities with an average age of six years

Acquiring High-Quality Assets

Although the real estate market was tough in 2022, we were able to purchase $310.2M of high-quality assets at a weighted average expected cash yield of roughly 7 percent, including a significant expansion of our Canadian footprint and new purpose-built properties from our proprietary development pipeline with the Leo Brown Group.

By initially investing a portion of the capital for developing the assets with an option to buy, we did not have to compete for new high-quality senior housing but could simply exercise our option to acquire the remainder of the equity in the facility, resulting in a better yield on our capital.

Reaping the Benefits of Our Strong Relationships

As former operators, we know what our tenants, operators and borrowers are looking for in a landlord, and we deliver. We intentionally look to work with and grow our relationships with strong, resilient tenants, operators and borrowers delivering the future of healthcare. This commitment to supporting our tenants, operators and borrowers so they can provide the highest standard of care is the cornerstone of our culture.

We transitioned 24 properties previously leased to North American Health Care, Inc. to the Ensign Group and the Avamere Family of Companies, Inc. The transaction, completed at the beginning of 2023, represented an opportunity to improve the long-term value of this high-quality real estate portfolio due to an enhanced credit profile that supports rental income, highlighted by Ensign's corporate guaranty. The transition of four of the assets to Avamere also strengthened the existing Avamere portfolio through densification in a key market.

As a result of this transaction, Ensign has become one of Sabra's largest relationships, representing approximately 9 percent of Annualized Cash NOI, as adjusted, while Avamere remains one of Sabra's largest relationships, accounting for roughly 7 percent of Annualized Cash NOI, as adjusted, in each case, as of December 31, 2022.

"We are honored that Sabra will be entrusting us with the operation of this portfolio. We look forward to working together with the outstanding leaders and teams already in place in these operations to build on the strong clinical and operational reputations they have earned in their communities."

—**Barry Port**
Chief Executive Officer, Ensign Group







Relationship Concentration



Signature Healthcare: 8.8%

The Ensign Group: 8.5%

Avamere: 7.4%

Signature Behavioral: 6.9%

Recovery Centers of America: 5.4%

Managed*–Holiday: 6.0%

Managed*–Sienna: 2.1%

Managed*–Other: 5.3%

Other: 49.6%

Diversified tenant base

As of December 31, 2022
* No Operator Credit Exposure

In tough real estate markets, we look for opportunities to invest in projects that improve the quality of our portfolio. From providing capital for a small addition to creating a special unit in a wing of a building, these incremental investments support the success of our operators and drive value for our shareholders.

We are looking forward to hosting another partner conference in 2023. We will once again be bringing together our team, industry experts, tenants and operators to discuss trends, share best practices and network. These conferences are an invaluable tool for the Sabra management team and our operators.





Investing in ESG Initiatives

Our board and management team remain committed to expanding Sabra's ESG initiatives to position us for long-term success. In 2022, we invested additional time and resources into furthering this goal. We are also proud to report that Lynne Katzmann, chair of the board's Nominating and Governance Committee, which is responsible for overseeing Sabra's ESG initiatives, earned the ESG Competent Boards Certificate and Designation in 2022.

We partnered with Delos and engaged with our peers via the WISE (Wellness Innovation in Senior Environments) initiative. We also are a proud alliance member of the Well Living Lab (WLL), founded as a Delos and Mayo Clinic collaboration, and an active participant in Delos's WISE initiative to accelerate scientific research on the impact of indoor environments on the health and well-being of older adults.

We also started a new program called GreenLinks designed to provide our tenants access to capital to fund energy and water efficiency initiatives. In addition to improving living and working environments for patients, residents and staff, we expect these initiatives to be accretive to our tenants and consequently beneficial to us as we increasingly evaluate physical and transition-related climate risks and the resilience of our assets to such risks.

In 2023, we will relocate our corporate office to an office building that meets LEED® standards. This new location provides a more flexible configuration and can support our future growth. We expect this move to be cost-efficient in the long term and believe that our new and dynamic indoor and outdoor environments will be conducive to increasing employee engagement, collaboration and productivity.

Dedicated to the well-being of older adults







Poised for Long-Term Success

We ended 2022 with a strong balance sheet, a diversified and high-quality portfolio, enduring relationships with leading care providers and a best-in-class team committed to delivering long-term value to all our stakeholders. We believe this strong foundation and dedication to the care of the patients and residents served by our tenants, operators and borrowers have positioned Sabra well for continued success in 2023 and beyond.

We remain focused on stability and driving earnings growth. We expect this growth to come from thoughtful and strategic investment in our existing assets, investments in new high-quality assets, adaptive reuse of underutilized assets and continued robust asset management.

Thank you to my team and our board for their creativity, discipline and commitment, and to our shareholders for entrusting us with your capital and support.



Sincerely,

Rick Matros
Chief Executive Officer, President and
Chair of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34950

SABRA HEALTH CARE REIT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	27-2560479
(State of Incorporation)	(I.R.S. Employer Identification No.)

18500 Von Karman Avenue, Suite 550
Irvine, CA 92612
(888) 393-8248
(Address, zip code and telephone number of Registrant)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	SBRA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $3.2 billion

As of February 14, 2023, there were 231,159,401 shares of the registrant's $0.01 par value Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2023 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2022, are incorporated by reference in Part III herein.

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

Index

References throughout this document to "Sabra," "we," "our," "ours" and "us" refer to Sabra Health Care REIT, Inc. and its direct and indirect consolidated subsidiaries and not any other person.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K (this "10-K") contain "forward-looking" information as that term is defined by the Private Securities Litigation Reform Act of 1995. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Examples of forward-looking statements include all statements regarding our expected future financial position, results of operations, cash flows, liquidity, financing plans, business strategy, tenants, borrowers and Senior Housing - Managed communities (as defined below), the expected amounts and timing of dividends and other distributions, projected expenses and capital expenditures, competitive position, growth opportunities, potential investments, potential dispositions, plans and objectives for future operations, and compliance with and changes in governmental regulations. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words.

Our actual results may differ materially from those projected or contemplated by our forward-looking statements as a result of various factors, including, among others, the following:

- *pandemics or epidemics, including COVID-19, and the related impact on our tenants, borrowers and Senior Housing - Managed communities;*
- *increased labor costs and historically low unemployment;*
- *increases in market interest rates and inflation;*
- *operational risks with respect to our Senior Housing - Managed communities;*
- *competitive conditions in our industry;*
- *the loss of key management personnel;*
- *uninsured or underinsured losses affecting our properties;*
- *potential impairment charges and adjustments related to the accounting of our assets;*
- *the potential variability of our reported rental and related revenues as a result of Accounting Standards Update ("ASU") 2016-02, Leases, as amended by subsequent ASUs;*
- *risks associated with our investment in our unconsolidated joint ventures;*
- *catastrophic weather and other natural or man-made disasters, the effects of climate change on our properties and a failure to implement sustainable and energy-efficient measures;*
- *increased operating costs and competition for our tenants, borrowers and Senior Housing - Managed communities;*
- *increased healthcare regulation and enforcement;*
- *our tenants' dependency on reimbursement from governmental and other third-party payor programs;*
- *the effect of our tenants, operators or borrowers declaring bankruptcy or becoming insolvent;*
- *our ability to find replacement tenants and the impact of unforeseen costs in acquiring new properties;*
- *the impact of litigation and rising insurance costs on the business of our tenants;*
- *the impact of required regulatory approvals of transfers of healthcare properties;*
- *environmental compliance costs and liabilities associated with real estate properties we own;*
- *our tenants', borrowers' or operators' failure to adhere to applicable privacy and data security laws, or a material breach of our or our tenants', borrowers' or operators' information technology;*
- *our concentration in the healthcare property sector, particularly in skilled nursing/transitional care facilities and senior housing communities, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries;*
- *the significant amount of and our ability to service our indebtedness;*
- *covenants in our debt agreements that may restrict our ability to pay dividends, make investments, incur additional indebtedness and refinance indebtedness on favorable terms;*
- *adverse changes in our credit ratings;*
- *our ability to make dividend distributions at expected levels;*
- *our ability to raise capital through equity and debt financings;*
- *changes and uncertainty in macroeconomic conditions and disruptions in the financial markets;*
- *risks associated with our ownership of property outside the U.S., including currency fluctuations;*
- *the relatively illiquid nature of real estate investments;*
- *our ability to maintain our status as a real estate investment trust ("REIT") under the federal tax laws;*
- *compliance with REIT requirements and certain tax and tax regulatory matters related to our status as a REIT;*
- *changes in tax laws and regulations affecting REITs;*

- *the ownership limits and takeover defenses in our governing documents and under Maryland law, which may restrict change of control or business combination opportunities; and*
- *the exclusive forum provisions in our bylaws.*

We urge you to carefully consider these risks and review the additional disclosures we make concerning risks and other factors that may materially affect the outcome of our forward-looking statements and our future business and operating results, including those made in Part I, Item 1A, "Risk Factors" in this 10-K, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission (the "SEC"), including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. We caution you that any forward-looking statements made in this 10-K are not guarantees of future performance, events or results, and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. We do not intend, and we undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this 10-K or to reflect the occurrence of unanticipated events, unless required by law to do so.

TENANT AND BORROWER INFORMATION

This 10-K includes information regarding our tenants that lease properties from us and our borrowers, most of which are not subject to SEC reporting requirements. The information related to our tenants and borrowers that is provided in this 10-K has been provided by, or derived from information provided by, such tenants and borrowers. We have not independently verified this information. We have no reason to believe that such information is inaccurate in any material respect. We are providing this data for informational purposes only.

PART I

ITEM 1. BUSINESS

Overview

We operate as a self-administered, self-managed REIT that, through our subsidiaries, owns and invests in real estate serving the healthcare industry.

Our primary business consists of acquiring, financing and owning real estate property to be leased to third-party tenants in the healthcare sector. We primarily generate revenues by leasing properties to tenants and owning properties operated by third-party property managers throughout the United States ("U.S.") and Canada.

Our investment portfolio is primarily comprised of skilled nursing/transitional care facilities, senior housing communities ("Senior Housing - Leased"), behavioral health facilities, and specialty hospitals and other facilities, in each case leased to third-party operators; senior housing communities operated by third-party property managers pursuant to property management agreements ("Senior Housing - Managed"); investments in joint ventures; loans receivable; and preferred equity investments.

We expect to grow our investment portfolio while diversifying our portfolio by tenant, facility type and geography within the healthcare sector. We plan to achieve these objectives primarily through making investments directly or indirectly in healthcare real estate, including the development of purpose-built healthcare facilities with select developers. We also intend to achieve our objective of diversifying our portfolio by tenant and facility type through select asset sales and other arrangements with our tenants.

We employ a disciplined approach in our healthcare real estate investment strategy by investing in assets that provide attractive opportunities for dividend growth and appreciation of asset values, while maintaining balance sheet strength and liquidity, thereby creating long-term stockholder value.

We commenced operations on November 15, 2010, and we elected to be treated as a REIT with the filing of our U.S. federal income tax return for the taxable year beginning January 1, 2011. We believe that we have been organized and have operated, and we intend to continue to operate, in a manner to qualify as a REIT. We operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held by Sabra Health Care Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which we are the sole general partner and a wholly owned subsidiary of ours is currently the only limited partner, or by subsidiaries of the Operating Partnership.

We maintain a website at *www.sabrahealth.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are made available free of charge on our website as soon as reasonably practicable after such information has been filed or furnished with the SEC.

Our Industry

We operate as a REIT that holds investments in income-producing healthcare facilities located in the U.S. and Canada. We invest primarily in the U.S. nursing home industry, including skilled nursing and transitional care facilities, the U.S. and Canadian senior housing industry, which includes independent living, assisted living, memory care and continuing care retirement communities, select behavioral health and addiction treatment centers, and acute care and other hospitals. The primary growth drivers of the nursing home and senior housing industries – an aging population and longer life expectancies – present attractive investment opportunities for us. According to the 2017 National Population Projections published by the U.S. Census Bureau, the number of Americans age 75 and older is projected to grow at a compounded annual growth rate of 3.7% between 2016 and 2025. Further, life expectancy is expected to increase to 81.7 years in 2030 from 79.7 years in 2017. In addition, the National Investment Center for Seniors Housing and Care, a leading industry data provider, estimates that as of the fourth quarter of 2019, only 10.3% of nursing home and senior housing properties were owned by publicly traded REITs. The highly-fragmented nature of the skilled nursing and senior housing industries presents additional investment opportunities.

Demand for senior housing is expected to increase as a result of an aging population and an increase in acuity across the post-acute landscape. Cost containment measures adopted by the federal government have encouraged patient treatment in more cost-effective settings, such as skilled nursing facilities. As a result, high acuity patients that previously would have been treated in long-term acute care hospitals and inpatient rehabilitation facilities are increasingly being treated in skilled nursing facilities. According to the National Health Expenditure Projections for 2021-2030 published by the Centers for Medicare & Medicaid

Services ("CMS"), nursing home expenditures are projected to grow from approximately $182 billion in 2021 to approximately $273 billion in 2030, representing a compounded annual growth rate of 4.6%. This focus on high acuity patients in skilled nursing facilities has resulted in the typical senior housing resident requiring more assistance with activities for daily living, such as assistance with bathing, grooming, dressing, eating, and medication management; however, many older senior housing communities were not built to accommodate a resident who has more needs as well as increased mobility and cognitive issues than in the past. We believe that these trends will create an emphasis on operators who can effectively adapt their operating model to accommodate the changing nursing home patient and senior housing resident and will result in increased demand for purpose-built properties that are complementary to this new system of healthcare delivery.

The hospital industry is broadly defined to include addiction treatment centers and acute care, long-term acute care, rehabilitation and behavioral hospitals. Hospital services comprise one of the largest categories of healthcare expenditures. According to the CMS National Health Expenditure Projections for 2021-2030, hospital care expenditures are projected to grow from approximately $1.3 trillion in 2021 to approximately $2.2 trillion in 2030, representing a compounded annual growth rate of 5.7%. According to the 2021 National Survey on Drug Use and Health, addiction and mental illness are ongoing public health crises in the U.S. with approximately 44 million people classified as needing substance abuse treatment but less than 10% receiving such treatment and approximately 14 million people identified with serious mental illness but less than 50% receiving treatment, including inpatient or outpatient mental health services, prescription medication for a mental health issue or virtual (i.e., telehealth) services. Hospitals offer a wide range of services, both inpatient and outpatient, in a variety of settings. We believe that demand will increase for innovative means of delivering those services and present additional investment opportunities.

While the factors described above indicate projected growth for our industry, increases in interest rates, labor shortages, supply chain disruptions, high inflation and increased volatility in public equity and fixed income markets have led to increased costs and limited the availability of capital. In addition, COVID-19 has negatively impacted operators and generally resulted in decreased occupancy and increased labor costs. It is difficult to predict the duration of the effects of these economic and market conditions and of COVID-19 on the industry.

We compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors. Some of our competitors are significantly larger and have greater financial resources and lower costs of capital than we do. Increased competition makes it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

In addition, revenues from our properties are dependent on the ability of our tenants and Senior Housing - Managed communities to compete with other healthcare operators. These operators compete on a local and regional basis for residents and patients, and the operators' ability to successfully attract and retain residents and patients depends on key factors such as the number of facilities in the local market, the types of services available, the quality of care, reputation, age and appearance of each facility, and the cost of care in each locality. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants and Senior Housing - Managed communities to compete successfully for residents and patients at the properties.

Portfolio of Healthcare Investments

We have a geographically diverse portfolio of healthcare investments across the U.S. and Canada that offer a range of services including skilled nursing/transitional care, assisted and independent living, memory care and select behavioral health and addiction treatment centers and hospitals. As of December 31, 2022, our investment portfolio consisted of 402 real estate properties held for investment, one investment in a sales-type lease, 12 investments in loans receivable, seven preferred equity investments and three investments in unconsolidated joint ventures. Of our 402 properties held for investment as of December 31, 2022, we owned fee title to 397 properties and title under ground leases for five properties.

Our portfolio consisted of the following types of healthcare facilities as of December 31, 2022:

- *Skilled Nursing/Transitional Care Facilities*

    Skilled nursing facilities. Skilled nursing facilities provide services that include daily nursing, therapeutic rehabilitation, social services, activities, housekeeping, nutrition, medication management and administrative services for individuals requiring certain assistance for activities in daily living. A typical skilled nursing facility includes mostly one and two bed units, each equipped with a private or shared bathroom and community dining facilities.

Transitional care facilities/units. Transitional care facilities/units are licensed nursing facilities or distinct units within a licensed nursing facility that provide short term, intensive, high acuity nursing and medical services. These facilities tend to focus on delivering specialized treatment to patients with cardiac, neurological, pulmonary, orthopedic, and renal conditions. Length of service is typically 30 days or less with the majority of patients returning to prior living arrangements and functional abilities. Generally, transitional care facilities/units provide services to Medicare, managed care and commercial insurance patients.

- *Senior Housing Communities*

  Independent living communities. Independent living communities are age-restricted multi-family properties with central dining facilities that provide services that include security, housekeeping, activities, nutrition and limited laundry services. Our independent living communities are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. Independent living communities typically offer several services covered under a regular monthly fee.

  Assisted living communities. Assisted living communities provide services that include assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. Professional nursing and healthcare services are usually available at the community on call or at regularly scheduled times. Assisted living communities typically are comprised of studios and one- and two-bedroom suites equipped with private bathrooms and efficiency kitchens.

  Memory care communities. Memory care communities offer specialized options, services and clinical programs for individuals with Alzheimer's disease and other forms of dementia. Purpose-built memory care communities offer a more residential environment than offered in a secured unit of a nursing facility. These communities offer dedicated care and specialized programming from specially trained staff for various conditions relating to memory loss in a secured environment that is typically smaller in scale and more residential in nature than traditional assisted living communities. Residents require a higher level of care, a secure environment, customized therapeutic recreation programs and more assistance with activities of daily living than in assisted living communities. Therefore, these communities have staff available 24 hours a day to respond to the unique needs of their residents.

  Continuing care retirement communities. Continuing care retirement communities, or CCRCs, provide, as a continuum of care, the services described above for independent living communities, assisted living communities, memory care communities and skilled nursing facilities in an integrated campus.

- *Behavioral Health Facilities*

  Addiction treatment centers. Addiction treatment centers provide treatment services for chemical dependence and substance addictions, which may include inpatient care, outpatient care, medical detoxification, therapy and counseling.

  Behavioral hospitals. Behavioral hospitals provide inpatient and outpatient care for patients with mental health conditions, chemical dependence or substance addictions.

- *Specialty Hospitals and Other Facilities*

  Acute care hospitals. Acute care hospitals provide emergency room, inpatient and outpatient medical care and other related services for surgery, acute medical conditions or injuries (usually for a short-term illness or condition).

  Long-term acute care hospitals. Long-term acute care hospitals provide care for patients with complex medical conditions that require longer stays and more intensive care, monitoring or emergency back-up than that available in most skilled nursing facilities.

  Rehabilitation hospitals. Rehabilitation hospitals provide inpatient and outpatient care for patients who have sustained traumatic injuries or illnesses, such as spinal cord injuries, strokes, head injuries, orthopedic problems, work-related disabilities and neurological diseases.

  Residential services facilities. Residential services facilities provide services in home and community-based settings, which may include assistance with activities of daily living.

Other facilities. Other facilities include facilities other than those described above that are not classified as skilled nursing/transitional care, senior housing or behavioral health.

Geographic and Property Type Diversification

The following tables display the geographic concentration by property type and by investment and the distribution of beds/units for our real estate held for investment as of December 31, 2022 and exclude our unconsolidated joint ventures which consist of 172 facilities and 8,694 units (dollars in thousands):

Geographic Concentration — Property Type

Location	Skilled Nursing / Transitional Care	Senior Housing - Leased	Senior Housing - Managed Consolidated	Behavioral Health	Specialty Hospitals and Other	Total	% of Total
Texas	36	5	6	—	13	60	14.9 %
California	24	—	2	3	1	30	7.5
Kentucky	25	1	—	1	1	28	7.0
Oregon	15	1	3	—	—	19	4.7
Indiana	12	4	1	2	—	19	4.7
Washington	15	—	2	—	—	17	4.2
North Carolina	13	—	2	—	—	15	3.7
Missouri	12	—	1	1	—	14	3.5
Massachusetts	12	—	—	—	—	12	3.0
Michigan	1	6	4	—	—	11	2.8
Other (31 states & Canada)	99	30	38	10	—	177	44.0
Total	264	47	59	17	15	402	100.0 %
% of Total	65.7 %	11.7 %	14.7 %	4.2 %	3.7 %	100.0 %	

Distribution of Beds/Units

Location	Total Number of Properties	Property Type					Total	% of Total
		Skilled Nursing / Transitional Care	Senior Housing - Leased	Senior Housing - Managed Consolidated	Behavioral Health	Specialty Hospitals and Other		
Texas	60	4,419	470	856	—	325	6,070	15.2 %
Kentucky	28	2,598	142	—	60	40	2,840	7.1
California	30	2,058	—	160	313	27	2,558	6.4
Indiana	19	1,411	545	169	138	—	2,263	5.7
Oregon	19	1,520	215	162	—	—	1,897	4.7
Washington	17	1,591	—	165	—	—	1,756	4.4
North Carolina	15	1,454	—	237	—	—	1,691	4.2
New York	10	1,566	—	107	—	—	1,673	4.2
Massachusetts	12	1,469	—	—	—	—	1,469	3.7
Virginia	10	894	128	118	—	—	1,140	2.8
Other (31 states & Canada)	182	10,156	2,050	3,968	454	—	16,628	41.6
Total	402	29,136	3,550	5,942	965	392	39,985	100.0 %
% of Total		72.9 %	8.9 %	14.8 %	2.4 %	1.0 %	100.0 %	

Geographic Concentration — Investment [1]

Location	Total Number of Properties	Property Type: Skilled Nursing / Transitional Care	Senior Housing - Leased	Senior Housing - Managed Consolidated	Behavioral Health	Specialty Hospitals and Other	Total	% of Total
Texas	60	$ 355,577	$ 55,818	$ 185,251	$ —	$ 187,387	$ 784,033	13.4 %
California	30	435,612	—	57,995	217,764	7,743	719,114	12.3
Oregon	19	261,316	33,002	53,887	—	—	348,205	5.9
Indiana	19	158,666	119,208	37,624	12,155	—	327,653	5.6
New York	10	297,637	—	20,417	—	—	318,054	5.4
Kentucky	28	245,797	23,668	—	9,374	30,313	309,152	5.3
Washington	17	189,251	—	38,681	—	—	227,932	3.9
Maryland	8	195,787	—	—	—	—	195,787	3.3
North Carolina	15	124,448	—	70,969	—	—	195,417	3.3
Arizona	5	—	10,348	39,180	121,757	—	171,285	2.9
Other (31 states & Canada) [2]	191	1,121,130	348,650	701,279	104,093	—	2,275,152	38.7
Total	402	$3,385,221	$ 590,694	$1,205,283	$465,143	$ 225,443	$5,871,784	100.0 %
% of Total		57.7 %	10.1 %	20.5 %	7.9 %	3.8 %	100.0 %	

(1) Represents the undepreciated book value of our real estate held for investment as of December 31, 2022.
(2) Investment balance in Canada is based on the exchange rate as of December 31, 2022 of 0.7383 per 1 CAD.

Loans Receivable and Other Investments

As of December 31, 2022 and 2021, our loans receivable and other investments consisted of the following (dollars in thousands):

Investment	Quantity as of December 31, 2022	Property Type	Principal Balance as of December 31, 2022 [1]	Book Value as of December 31, 2022	Book Value as of December 31, 2021	December 31, 2022: Weighted Average Contractual Interest Rate / Rate of Return	December 31, 2022: Weighted Average Annualized Effective Interest Rate / Rate of Return	Maturity Date as of December 31, 2022
Loans Receivable:								
Mortgage	2	Behavioral Health	$ 319,000	$ 319,000	$ 309,000	7.6 %	7.6 %	11/01/26 - 01/31/27
Construction	—	—	—	—	3,347	— %	— %	—
Other	10	Multiple	51,364	47,936	36,028	7.1 %	6.6 %	02/03/23 - 08/31/28
	12		370,364	366,936	348,375	7.6 %	7.5 %	
Allowance for loan losses			—	(6,611)	(6,344)			
			$ 370,364	$ 360,325	$ 342,031			
Other Investments:								
Preferred Equity	7	Skilled Nursing / Senior Housing	50,902	51,071	57,055	10.8 %	10.8 %	N/A
Total	19		$ 421,266	$ 411,396	$ 399,086	8.0 %	7.9 %	

(1) Principal balance includes amounts funded and accrued unpaid interest / preferred return and excludes capitalizable fees.

Significant Credit Concentrations

For the year ended December 31, 2022, no tenant relationship represented 10% or more of our total revenues.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Concentration of Credit Risk" in Part II, Item 7 for additional information, including risks and uncertainties, regarding tenant concentration.

Investment Financing Strategy

We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed, in whole or in part, by our existing cash, borrowings available to us under our Revolving Credit Facility (as defined below) and proceeds from issuances of common stock, preferred stock, debt or other securities. In addition, we may seek financing from U.S. government agencies, including through Fannie Mae, Freddie Mac and the U.S. Department of Housing and Urban Development ("HUD"), in appropriate circumstances in connection with acquisitions. We also use derivative instruments in the normal course of business to mitigate interest rate and foreign currency risk.

Competitive Strengths

We believe the following competitive strengths contribute significantly to our success:

Diverse Property Portfolio

Our portfolio of 402 properties held for investment as of December 31, 2022 is broadly diversified by location across the U.S. and Canada. Our properties in any one state or province did not account for more than 16% of our total beds/units as of December 31, 2022. Our geographic diversification will limit the effect of a decline in any one regional market on our overall performance. We have also been able to diversify, through acquisitions and dispositions, the extent to which our revenues are dependent on our tenants', borrowers' and equity investees' revenues from federal, state and local government reimbursement programs.

Long-Term, Triple-Net Lease Structure

As of December 31, 2022, the substantial majority of our real estate properties held for investment (excluding 59 Senior Housing - Managed communities) were leased under triple-net operating leases with expirations ranging from less than one year to 20 years, pursuant to which the tenants are responsible for all facility maintenance, code compliance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. As of December 31, 2022, the leases had a weighted-average remaining term of seven years. The leases generally include provisions to extend the lease terms and other negotiated terms and conditions. We, through our subsidiaries, retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. We may receive additional security under these operating leases in the form of letters of credit and security deposits from the lessee or guarantees from the parent of the lessee. In addition, certain of our tenants have deposited amounts with us for future real estate taxes, insurance expenditures and tenant improvements related to our properties and their operations.

Senior Housing - Managed Structure

As of December 31, 2022, our real estate properties held for investment included 59 Senior Housing - Managed communities operated by 12 third-party property managers pursuant to property management agreements. The Senior Housing - Managed structure gives us direct exposure to the risks and benefits of the operations of the communities. We generally utilize the Senior Housing - Managed structure when properties present growth opportunities that may be achievable through capital investment and/or property managers providing scale, operating efficiencies and/or ancillary services. The third-party property managers manage our communities in exchange for the receipt of a management fee, and as such, we are not directly exposed to the credit risk of the property managers in the same manner or to the same extent as we are to our triple-net tenants. However, we rely on the property managers' personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our communities efficiently and effectively. We also rely on the property managers to set appropriate resident fees and otherwise operate our communities in compliance with the terms of our management agreements and all applicable laws and regulations.

Strong Relationships with Operators

The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of skilled nursing/transitional care facilities and senior housing communities across the U.S. and Canada. This extensive network has been built by our management team through more than 100 years of combined operating experience, involvement in industry trade organizations and the development of banking relationships and investor relations within the skilled nursing and senior housing industries. We believe these strong relationships with operators help us to source investment opportunities.

Our relationships with operators include pipeline agreements that we have entered into with certain operators that provide for the acquisition of, and interim capital commitments for, various healthcare facilities. These pipeline agreements, together with repeat transactions with other operators, help support our future growth potential by providing additional investment opportunities with lower acquisition costs than would be required for investments with new operators.

Ability to Identify Talented Operators

As a result of our management team's operating experience, network of relationships and industry insight, we have been able and expect to continue to be able to identify qualified local, regional and national operators. We seek operators who possess local market knowledge, demonstrate hands-on management, have proven track records, and focus on quality care and clinical outcomes. These operators are often located in secondary markets, which generally have lower costs to build and favorable demographics as demonstrated by the fact that the percentage of the population over the age of 65 is greater in the markets where we have invested than in the U.S. as a whole. We believe our management team's experience gives us a key competitive advantage in objectively evaluating an operator's financial position, focus on care and operating efficiency.

Significant Experience in Proactive Asset Management

The members of our management team have significant experience developing systems to collect and evaluate data relating to the underlying operational and financial success of healthcare companies and healthcare-related real estate assets. We are able to utilize this experience and expertise to provide our tenants, when requested, with assistance in the areas of marketing, development, facility expansion and strategic planning. We also use information technology that allows us to efficiently and effectively collect tenant, financial, asset management and acquisitions information. Leveraging this allows us to be lean in our operations and proactive in sharing information with our tenants where we can be helpful to them. We actively monitor the operating results of our tenants, and, when requested, we offer support to our operators to identify and capitalize on opportunities to improve the operations of our facilities and the overall financial and operating strength of our operators.

Business Strategies

We pursue business strategies focused on opportunistic acquisitions and property diversification where such acquisitions meet our investing and financing strategy. We also intend to continue to curate our portfolio to optimize diversification and financial performance, and to maintain a mix of assets well-positioned for the future of healthcare delivery.

The key components of our business strategies include:

Diversify Asset Portfolio

We expect to grow our investment portfolio while diversify our portfolio by tenant, facility type and geography within the healthcare sector. We plan to achieve these objectives primarily through making investments directly or indirectly in healthcare real estate, including the development of purpose-built healthcare facilities with select developers. We also intend to achieve our objective of diversifying our portfolio by tenant and facility type through select asset sales and other arrangements with our tenants.

We expect to grow our portfolio primarily through the acquisition of assisted living, independent living and memory care communities in the U.S. and Canada and through the acquisition of skilled nursing/transitional care, addiction treatment centers and behavioral health facilities in the U.S. We have and expect to continue to opportunistically acquire other types of healthcare real estate, originate financing secured directly or indirectly by healthcare facilities and invest in the development of senior housing communities and skilled nursing/transitional care facilities. We also expect to expand our portfolio through the development of purpose-built healthcare facilities through pipeline agreements and other arrangements with select developers. We further expect to work with existing operators to identify strategic development opportunities. These opportunities may involve replacing, renovating or expanding facilities in our portfolio that may have become less competitive and new development opportunities that present attractive risk-adjusted returns. In addition to pursuing acquisitions with triple-net leases, we expect to continue to pursue other forms of investment, including investments in Senior Housing - Managed communities, mezzanine and secured debt investments, and joint ventures for senior housing communities and skilled nursing/transitional care facilities. We also expect to continue to enhance the strength of our investment portfolio by selectively disposing of or repositioning underperforming facilities or working with new or existing operators to transfer underperforming but promising properties to new or other existing operators.

With respect to our debt and preferred equity investments, in general, we originate loans and make preferred equity investments when an attractive investment opportunity is presented and (a) the property is in or near the development phase, (b) the development of the property is completed but the operations of the facility are not yet stabilized or (c) the loan investment will provide capital to existing relationships. A key component of our development strategy related to loan originations and

preferred equity investments is having the option to purchase the underlying real estate that is owned by our borrowers (and that directly or indirectly secures our loan investments) or by the entity in which we have an investment. These options become exercisable upon the occurrence of various criteria, such as the passage of time or the achievement of certain operating goals, and the method to determine the purchase price upon exercise of the option is set in advance based on the same valuation methods we use to value our investments in healthcare real estate. This proprietary development pipeline strategy allows us to diversify our revenue streams and build relationships with operators and developers, and provides us with the option to add new properties to our existing real estate portfolio if we determine that those properties enhance our investment portfolio and stockholder value at the time the options are exercisable.

Maintain Balance Sheet Strength and Liquidity

We seek to maintain a capital structure that provides the resources and flexibility to support the growth of our business. As of December 31, 2022, we had approximately $852.3 million in liquidity, consisting of unrestricted cash and cash equivalents of $49.3 million and available borrowings under our Prior Revolving Credit Facility (as defined below) of $803.0 million. The Credit Agreement (as defined below) also contains an accordion feature that can increase the total available borrowings to $2.75 billion, subject to terms and conditions.

We have filed a shelf registration statement with the SEC that expires in November 2025, which allows us to offer and sell shares of common stock, preferred stock, warrants, rights, units, and certain of our subsidiaries to offer and sell debt securities, through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis, in amounts, at prices and on terms we determine at the time of the offering, subject to market conditions.

We intend to maintain a mix of Revolving Credit Facility debt, term loan debt, secured debt and unsecured term debt, which, together with our anticipated asset sales as well as our anticipated ability to complete future equity financings, we expect will fund the growth of our operations. Further, we may opportunistically seek access to U.S. government agency financing, including through Fannie Mae, Freddie Mac and HUD, in appropriate circumstances in connection with acquisitions.

Develop New Investment Relationships

We seek to cultivate our relationships with tenants and healthcare providers in order to expand the mix of tenants operating our properties and, in doing so, to reduce our dependence on any single tenant or operator. As of December 31, 2022, we had 73 relationships. We expect to continue to develop new investment relationships as part of our overall strategy to acquire new properties and further diversify our overall portfolio of healthcare properties.

Capital Source to Underserved Operators

We believe that there is a significant opportunity to be a capital source to healthcare operators through the acquisition of healthcare properties that are consistent with our investment and financing strategy, but that, due to size and other considerations, are not a focus for other healthcare REITs. We utilize our management team's operating experience, network of relationships and industry insight to identify financially strong and growing operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual healthcare properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases or refinance new projects.

Strategic Capital Improvements

We intend to continue to support our tenants by providing capital to them for a variety of purposes, including for capital expenditures and facility modernization. We expect to structure the majority of these investments as either lease amendments that produce additional rents or as loans that are repaid by our tenants during the applicable lease term.

Pursue Strategic Development Opportunities

We expect to work with existing operators to identify strategic development opportunities. These opportunities may involve replacing, renovating or expanding facilities in our portfolio that may have become less competitive and new development opportunities that present attractive risk-adjusted returns. In addition to pursuing acquisitions with triple-net leases, we expect to continue to pursue other forms of investment, including investments in Senior Housing - Managed communities, mezzanine and secured debt investments, and joint ventures for senior housing and skilled nursing/transitional care facilities.

Human Capital Matters

Experienced Management Team

Our management team has extensive healthcare and real estate experience. Richard K. Matros, Chief Executive Officer, President and Chair of Sabra, has more than 30 years of experience in the acquisition, development and disposition of healthcare assets, including nine years at Sun Healthcare Group, Inc. Michael Costa, Chief Financial Officer, Secretary and Executive Vice President of Sabra, is a finance professional with more than 20 years of experience in commercial real estate finance and accounting. Talya Nevo-Hacohen, Chief Investment Officer, Treasurer and Executive Vice President of Sabra, is a real estate finance executive with more than 25 years of experience in real estate finance, acquisition and development, including three years of experience managing and implementing the capital markets strategy of an S&P 500 healthcare REIT. Through years of public company experience, our management team also has extensive experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

Team Members and Equal Opportunity

As of December 31, 2022, we employed 42 full-time employees (our team members), including our executive officers, none of whom is subject to a collective bargaining agreement. As of December 31, 2022, women comprised 55% of our workforce and 64% of our management level/leadership roles. As of December 31, 2022, 33% of our team members self-identified as being members of one or more ethnic minorities. We believe our ethnic diversity is higher than this reported percentage as another 17% of our team members chose not to self-identify. We believe that a diverse workforce is essential to our continued success, and we strive to maintain a fair, healthy and safe workplace, while creating a work environment that promotes diversity, equality and inclusion for our team members. Our workforce reflects diverse gender, ethnicity, age and cultural backgrounds.

We recognize that attracting and retaining talent at all levels is vital to continuing our success and, in many ways, is our most critical asset. We ensure our team members receive competitive salaries and benefits, and we aim to attract professionals who will uphold our values of social and environmental stewardship. We promote the work-life balance of our team members, we invest in our team members through high-quality benefits and meaningful health and wellness initiatives, and we have created a healthy work environment in our office to incentivize and engage our team members. The health and safety of our team members is an important consideration for us, and in light of COVID-19, we have accommodated flexible work from home arrangements, extended hardship benefits and provided assistance for dependent care costs to preserve the health and well-being of our team members and their families.

We believe that when we create a workplace where our team members are engaged, committed and empowered for the long-term, we are better positioned to create value for our company, as well as for our stockholders. We gauge our team members' level of engagement and satisfaction through general surveys as well as subject-driven focus surveys regarding topics including company culture and the impact of COVID-19 and working from home. Based on feedback received, we identify areas for improvement and action items to be implemented. Our performance management initiative helps us proactively plan for our team members' evolving roles and address the current and future needs of our business. The initiative employs 360-degree assessments and focuses on aligning our talent strategy with our business strategy and identifies skills that may be required to meet our future business needs. We also seek to ensure that our team members have opportunities to interact with our accomplished board of directors and accordingly invite all of our team members to our quarterly board of directors dinner events.

We support volunteerism, organizing opportunities for our team members as a group to volunteer within the community. In order to support engagement and team building, various company events, including life event celebrations, dinners and other social outings, are held regularly throughout the year, as well as an annual all team member retreat.

Government Regulation

Our tenants are subject to extensive and complex federal, state and local healthcare laws and regulations, including anti-kickback, anti-fraud and abuse provisions codified under the Social Security Act. These provisions prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid. Sanctions for violating these anti-kickback, anti-fraud and abuse provisions include criminal penalties, civil sanctions, fines and possible exclusion from government programs such as Medicare and Medicaid. If a facility is decertified as a Medicare or Medicaid provider by CMS or a state, the facility will not thereafter be reimbursed for caring for residents that are covered by Medicare and Medicaid, and the facility would be forced to care for such residents without being reimbursed or to transfer such residents.

Most of our tenants' skilled nursing/transitional care, assisted living and mental health facilities are licensed under applicable state law. Most of our skilled nursing/transitional care facilities and mental health facilities are certified or approved as providers under the Medicare and Medicaid programs. Some of our assisted living facilities are certified or approved as providers under various state Medicaid and/or Medicaid waiver programs. Similarly, the operators of our specialty hospitals must meet the applicable conditions of participation established by the U.S. Department of Health and Human Services and comply with state and local laws and regulations in order to receive Medicare and Medicaid reimbursement. State and local agencies survey all skilled nursing/transitional care facilities and some assisted living facilities on a regular basis to determine whether such facilities are in compliance with governmental operating and health standards and conditions for participation in government sponsored third party payor programs. Under certain circumstances, the federal and state agencies have the authority to take adverse actions against a facility or service provider, including the imposition of a monitor, the imposition of monetary penalties and the decertification of a facility or provider from participation in the Medicare and/or Medicaid/Medicaid waiver programs or licensure revocation. Challenging and appealing notices or allegations of noncompliance can require significant legal expenses and management attention.

Various states in which our tenants operate our facilities have established minimum staffing requirements or may establish minimum staffing requirements in the future. Failure to comply with such minimum staffing requirements may result in the imposition of fines or other sanctions. Most states in which our tenants operate have statutes requiring that prior to the addition or construction of new nursing home beds, to the addition of new services or to certain capital expenditures in excess of defined levels, the tenant first must obtain a certificate of need, which certifies that the state has made a determination that a need exists for such new or additional beds, new services or capital expenditures. The certification process is intended to promote quality healthcare at the lowest possible cost and to avoid the unnecessary duplication of services, equipment and centers. This certification process can restrict or prohibit the undertaking of a project or lengthen the period of time required to enlarge or renovate a facility or replace a tenant.

In addition to the above, those of our tenants who provide services that are paid for by Medicare and Medicaid are subject to federal and state budgetary cuts and constraints that limit the reimbursement levels available from these government programs. Changes to reimbursement or methods of payment from Medicare and Medicaid could result in a substantial reduction in our tenants' revenues. Various healthcare reform measures became law upon the enactment of the Patient Protection and Affordable Care Act of 2010 (the "Affordable Care Act") and the Tax Cuts and Jobs Act (the "2017 Tax Act"), which amends certain provisions of the Affordable Care Act. The recent Presidential and Congressional elections in the U.S. could result in further changes. Amendments to, repeal of or legal challenges to the Affordable Care Act and regulatory changes could impose further limitations on government payments to our tenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Skilled Nursing Facility Reimbursement Rates" in Part II, Item 7 for additional information.

As of December 31, 2022, our subsidiaries owned eight healthcare facilities (five senior housing communities and three skilled nursing/transitional care facilities) with mortgage loans that are guaranteed by HUD. Those facilities are subject to the rules and regulations of HUD, including periodic inspections by HUD, although the tenants of those facilities have the primary responsibility for maintaining the facilities in compliance with HUD's rules and regulations. The regulatory agreements entered into by each owner and each operator of the property restrict, among other things, any sale or other transfer of the property, modification of the lease between the owner and the operator, use of surplus cash from the property except upon certain conditions and renovations of the property, all without prior HUD approval.

In addition, as an owner of real property, we are subject to various federal, state and local environmental and health and safety laws and regulations. These laws and regulations address various matters, including asbestos, fuel oil management, wastewater discharges, air emissions, medical wastes and hazardous wastes. The costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. For example, although we do not generally operate or actively manage our properties, we may be held primarily or jointly and severally liable for costs relating to the investigation and cleanup of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed the property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. See "Risk Factors—Regulatory Risks—Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments." in Part I, Item 1A.

ITEM 1A. RISK FACTORS

The following describes the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business/Operations

Pandemics or epidemics, including COVID-19, may have a material adverse effect on our business, results of operations, cash flows and financial condition.

The ongoing effects of the COVID-19 pandemic have negatively impacted us and our operations and are expected to continue to impact us and our operations in 2023 and potentially beyond. As a result of decreased occupancy and increased operating costs for our tenants and borrowers, our tenants' and borrowers' ability to meet their obligations as they come due, including their obligation to make full and timely rental payments and debt service payments, respectively, to us has been and may continue to be impacted. In some cases, we may have to restructure our tenants' long-term rent obligations and may not be able to do so on terms that are as favorable to us as those currently in place. Reduced or modified rental and debt service amounts could result in the determination that the full amounts of our investments are not recoverable, which could result in an impairment charge. The operating results of our Senior Housing - Managed portfolio and our unconsolidated joint ventures have been and may continue to be impacted as well. Prolonged deterioration in the operating results for these investments could result in the determination that the full amounts of our investments are not recoverable, which could result in an impairment charge. We may experience these or other negative effects as the result of future pandemics or epidemics as well.

In addition, if there are significant disruptions to our business due to COVID-19 or a future pandemic or epidemic, our credit ratings may be adversely impacted and we may breach covenants in our debt agreements and be unable to service our debt. Further, significant disruption could cause us to reduce or suspend our dividend.

The duration and extent of the effects of the COVID-19 pandemic, or a future pandemic or epidemic, on our operational and financial performance are uncertain and difficult to predict. Even after the COVID-19 pandemic has subsided, we may experience adverse impacts to our business, financial condition, results of operations and prospects as a result of any continuation of operational mandates on our tenants and operators caused by the COVID-19 pandemic.

Increased labor costs and historically low unemployment may adversely affect our business, results of operations, cash flows and financial condition.

The market for qualified personnel is highly competitive and our tenants, borrowers and Senior Housing - Managed communities have experienced and may continue to experience difficulties in attracting and retaining such personnel, in particular due to a reduction in the supply of such personnel and wage increases relating to the COVID-19 pandemic and inflation. An inability to attract and retain trained personnel has negatively impacted, and may continue to negatively impact, our occupancy rates, operating income and the ability of our tenants and borrowers to meet their obligations to us. A shortage of caregivers or other trained personnel, minimum staffing requirements or general inflationary pressures on wages may continue to force tenants, borrowers and Senior Housing - Managed communities to enhance pay and benefits packages to compete effectively for skilled personnel, or to use more expensive contract personnel, and they may be unable to offset these added costs by increasing the rates charged to residents and patients. Any further increase in labor costs or any failure by our tenants, borrowers and Senior Housing - Managed communities to attract and retain qualified personnel could adversely affect our cash flow and have a materially adverse effect on our results of operations.

An increase in market interest rates could increase our interest costs on borrowings on our Revolving Credit Facility and future debt and could adversely affect our stock price.

Interest rates rose substantially in 2022 and may continue to rise. Increases in interest rates could increase our interest costs for borrowings on our Revolving Credit Facility and any new debt we may incur. This increased cost could make the financing of any new investments more costly. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could negatively impact the access to and cost of financing available to third parties interested in purchasing assets we may make available for sale, thereby decreasing the amount they are willing to pay for those assets, and consequently limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

Inflation could adversely impact our operating expenses, as well as the operating expenses of our tenants, borrowers and Senior Housing - Managed communities, and could rise at rates that outpace increases in rental income.

Increased costs due to inflation may have material adverse effects on our operating expenses, as well as the operating expenses of our tenants and borrowers and their ability to meet their obligations to us. Inflation also increases the costs for us to make capital improvements to our facilities. With respect to our Senior Housing - Managed communities, we bear the impact of any increases in costs of labor, goods and services and may not be able to pass those cost increases on to the residents in those communities, in which case the profitability of the communities will suffer, which could in turn have a material adverse effect on our financial position and results of operations.

We are exposed to operational risks with respect to our Senior Housing - Managed communities.

We are exposed to various operational risks with respect to our Senior Housing - Managed communities that may increase our costs or adversely affect our ability to generate revenues. These risks are similar to the ones described above and below with respect to our tenants and include fluctuations in occupancy and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; lawsuits and other legal proceedings arising out of our alleged actions or the alleged actions of our operators; state regulation and rights of residents related to entrance fees; and the availability and increases in the cost of labor (as a result of a shortage of caregivers or other trained personnel, minimum staffing requirements or general inflationary pressures on wages or otherwise). Any one or a combination of these factors may adversely affect our business, financial position or results of operations.

Further, our third-party operators are ultimately in control of the day-to-day business of the properties that they operate. We depend on third parties to operate these properties in a manner that complies with applicable law and regulation, minimizes legal risk and maximizes the value of our investment. The failure by these third parties to operate these properties efficiently and effectively and adequately manage the related risks could adversely affect our business, financial condition and results of operations.

Real estate is a competitive business and this competition may make it difficult for us to identify and purchase suitable healthcare properties, to finance acquisitions on favorable terms, or to retain or attract tenants.

We operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger than us and have greater resources and lower costs of capital than we do. This competition makes it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Similarly, our properties face competition for patients and residents from other properties in the same market, which may affect our ability to attract and retain tenants or may reduce the rents we are able to charge. If we cannot identify and purchase a sufficient quantity of healthcare properties at favorable prices, finance acquisitions on commercially favorable terms, or attract and retain profitable tenants, our business, financial position or results of operations could be materially adversely affected.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

Our success depends in large part upon the leadership and performance of our executive management team, particularly Mr. Matros, our President and Chief Executive Officer. If we lose the services of Mr. Matros, we may not be able to successfully manage our business or achieve our business objectives.

Additionally, attracting and retaining talent at all levels is vital to our continuing success. If we are unable to provide competitive salaries, benefits, or a diverse and inclusive workplace for our personnel, our business may be adversely affected.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.

While our lease agreements and property management agreements require that comprehensive insurance and hazard insurance be maintained by our tenants, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, as well as losses caused by health pandemics including the COVID-19 pandemic, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace properties after they have been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to a damaged property.

Our assets, including our real estate and loans, are subject to impairment charges, and our valuation and reserve estimates are based on assumptions and may be subject to adjustment.

Our investment portfolio consists of real estate and mortgage loans, which are subject to write-downs in value. From time to time, we close facilities and actively market such facilities for sale. To the extent we are unable to sell these properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income. In addition, on a recurring basis, we evaluate our real estate investments and other assets for impairment indicators, and we establish general and specific reserves for our issued loans at least quarterly. The quarterly evaluation of our investments for impairment may result in significant fluctuations in our provision for credit losses or real estate impairments from quarter to quarter, impacting our results of operations. Judgments regarding the existence of impairment indicators or loan reserves are based on a number of factors, including market conditions, financial performance and legal structure, which may involve estimates. If we determine that a significant impairment has occurred, we are required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations. Our estimates of loan reserves, and other accounting estimates, are inherently uncertain and may be subject to future adjustment, leading potentially to an increase in reserves.

Our reported rental and related revenues may be subject to increased variability as a result of Accounting Standards Update ("ASU") 2016-02, Leases, as amended by subsequent ASUs ("Topic 842").

In February 2016, the Financial Accounting Standards Board issued Topic 842, which supersedes guidance related to accounting for leases and provides for the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting guidance. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. We elected to adopt Topic 842 on January 1, 2019 using the modified retrospective transition method. Among other things, under Topic 842, if at any time we cannot determine that it is probable that substantially all rents over the life of a lease are collectible, rental revenue will be recognized only to the extent of payments received and all receivables associated with the lease will be written off, irrespective of amounts expected to be collectible. Recoveries of these amounts will be recorded in future periods upon receipt of payment. Under Topic 842, future write-offs of receivables and any recoveries of previously written-off receivables will be recorded as adjustments to rental revenue. As a result, the adoption of this new accounting standard could cause increased variability related to our reported rental and related revenues, which could increase the volatility in the market price of our common stock.

We are subject to risks and liabilities in connection with our investment in our unconsolidated joint ventures.

Our investments in unconsolidated joint ventures involve risks not present with respect to our wholly owned properties, including the following:

- We may be unable to take specific major actions, or such actions may be delayed, if the counterparties to the joint ventures disagree with such action, due to arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint ventures and any property owned by the joint ventures such as the sale or financing of the property or the making of additional capital contributions for the benefit of the property;

- The counterparties to the joint ventures may take actions with which we disagree;

- Our ability to sell or transfer our interest in the joint ventures on advantageous terms when we so desire may be limited or restricted under the terms of our agreements with the counterparties in the joint ventures;

- We may be required to contribute additional capital if the counterparties in the joint ventures fail to fund their share of required capital contributions;

- Our equity interest in the joint ventures will be adversely impacted if the joint ventures are not able to maintain compliance with the terms of the agreements underlying their indebtedness;

- The counterparties to the joint ventures might have economic or other business interests or goals that are inconsistent with our business interests or goals, including with respect to the timing, terms and strategies for investment, which could increase the likelihood of disputes regarding the ownership, management or disposition of the properties owned by the joint ventures;

- Disagreements with the counterparties to the joint ventures could result in litigation or arbitration that increases our expenses, distracts our officers and directors, and disrupts the day-to-day operations of the properties owned by the joint ventures, including by delaying important decisions until the dispute is resolved; and

- We may suffer losses to our investment in the joint ventures as a result of actions taken by the counterparties to the joint ventures.

Catastrophic weather and other natural or man-made disasters, the physical effects of climate change and a failure to implement sustainable and energy-efficient measures could affect our properties.

Some of our properties are located in areas susceptible to catastrophic weather and natural disasters, including fires, snow or ice storms, windstorms or hurricanes, earthquakes, flooding, or other severe conditions. These adverse weather and natural or man-made events could cause substantial damage or loss to our properties which could exceed applicable property insurance coverage. Such events could also have a material adverse impact on our tenants' operations and ability to meet their obligations to us. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected property, as well as anticipated future revenue from that property. Any such loss could materially and adversely affect our business financial condition and results of operations.

Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable. To the extent that significant changes in the climate occur in areas where our properties are located, we may experience more frequent extreme weather events which may result in physical damage to or a decrease in demand for properties located in these areas or affected by these conditions. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our new development properties without a corresponding increase in revenue. Should the impact of climate change be material in nature, including destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected.

As an environmentally responsible company, we strive to implement sustainable and energy-efficient measures throughout our portfolio. We engage in and discuss sustainable property management practices with our tenants and operators to identify measures that increase energy efficiency and water conservation and enhance safety and quality. If we or our tenants and operators fail to identify such measures, we may be unable to realize annual utility cost savings, which may affect our ability to maximize property and portfolio values and could have a material adverse effect on our business.

Risks Related to Our Tenants, Borrowers and Senior Housing - Managed Communities

Increased operating costs as well as increased competition could result in lower operating income for our tenants, borrowers and Senior Housing - Managed communities and may affect the ability of our tenants and borrowers to meet their obligations to us.

Because our tenants are typically required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not directly affect us. However, increased operating costs could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us.

An increase in our tenants', borrowers' or Senior Housing - Managed communities' expenses and a failure of their revenues to increase at least with inflation could adversely impact our tenants', borrowers', Senior Housing - Managed communities' and our financial condition and our results of operations. Furthermore, expenses for the facilities of our tenants, borrowers and Senior Housing - Managed communities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent, and these operating costs continue to increase for our tenants, borrowers and Senior Housing - Managed communities.

In addition, the long-term healthcare industry is highly competitive and we expect that it may become more competitive in the future. Our tenants, borrowers and Senior Housing - Managed communities compete with other healthcare operators on a local and regional basis for residents and patients. The occupancy levels at, and results of operations from, our or our borrowers' facilities are dependent on the ability of our tenants, borrowers and Senior Housing - Managed communities to compete with other tenants and operators on a number of different levels, including the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, amenities, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location, and the size and demographics of the population in the surrounding area. Our tenants, borrowers and Senior Housing - Managed communities also compete with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home and community-based service programs. Further, many competing companies may have resources and attributes that are superior to those of our tenants, borrowers and Senior Housing - Managed communities. Our tenants, borrowers and Senior Housing - Managed communities may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their operating income and ability to pay their lease or mortgage payments and meet their obligations to us. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants, borrowers and Senior Housing - Managed communities to compete successfully for residents and patients at the properties.

Our tenants, borrowers and Senior Housing - Managed communities may be adversely affected by increasing healthcare regulation and enforcement.

Over the last several years, the regulatory environment of the long-term healthcare industry has intensified both in the amount and type of regulations and in the efforts to enforce those regulations. This is particularly true for large for-profit, multi-facility providers. The extensive federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior, and financial and other arrangements that may be entered into by healthcare providers. Changes in enforcement policies by federal and state governments have resulted in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties.

If our tenants, borrowers or Senior Housing - Managed communities fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of our properties, they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations or face adverse publicity and reputational harm. Our tenants, borrowers and Senior Housing - Managed communities also could be forced to expend considerable resources responding to an investigation, lawsuit or other enforcement action under applicable laws or regulations. In such event, the results of operations and financial condition of our Senior Housing - Managed communities and of our tenants and borrowers and the results of operations of our properties operated by those entities could be adversely affected, which, in turn, could have a material adverse effect on us. We are unable to predict future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on our tenants or borrowers, which, in turn, could have a material adverse effect on us.

Our tenants and borrowers depend on reimbursement from governmental and other third-party payor programs, and reimbursement rates from such payors may be reduced.

Many of our tenants and borrowers depend on third-party payors, including Medicare, Medicaid or private third-party payors, for the majority of their revenue. The reduction in reimbursement rates from third-party payors, including insurance companies and the Medicare and Medicaid programs, or other measures reducing reimbursements for services provided by our tenants and borrowers, may result in a reduction in our tenants' and borrowers' revenues and operating margins. In addition, reimbursement from private third-party payors may be reduced as a result of retroactive adjustment during claims settlement processes or as a result of post-payment audits. Furthermore, new laws and regulations could impose additional limitations on government and private payments to healthcare providers. For example, our tenants and borrowers may be affected by health reform initiatives that modify certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste (e.g., the implementation of a voluntary bundled payment program and the creation of accountable care organizations). We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our tenants and borrowers. Although moderate reimbursement rate reductions may not affect our tenants' or borrowers' ability to meet their financial obligations to us, significant limits on reimbursement rates or on the services reimbursed could have a material adverse effect on their business, financial position or results of operations, which could materially adversely affect their ability to meet their financial obligations to us.

While reimbursement rates have generally increased over the past few years, President Biden and members of the U.S. Congress may approve or propose new legislation, regulation changes and reform initiatives that could result in changes (including substantial reductions in funding) to Medicare, Medicaid or Medicare Advantage Plans. In addition, a number of states are currently managing budget deficits, which may put pressure on states to decrease reimbursement rates for our tenants and borrowers with a goal of decreasing state expenditures under their state Medicaid programs. Any such existing or future federal or state legislation relating to deficit reduction that reduces reimbursement payments to healthcare providers could have a material adverse effect on our tenants' business, financial position or results of operations, which could materially adversely affect their ability to meet their financial obligations to us and could have a material adverse effect on us.

We face potential adverse consequences of bankruptcy or insolvency by our tenants, operators, borrowers and other obligors.

We are exposed to the risk that our tenants, operators or borrowers could become bankrupt or insolvent. Although our lease and lending agreements provide us with the right to exercise certain remedies in the event of default on the obligations owing to us or upon the occurrence of certain insolvency events, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. For example, a lessee may reject its lease with us in a bankruptcy proceeding. In such a case, our claim against the lessee for unpaid and future rents would be limited by the statutory cap of the U.S. Bankruptcy Code. This statutory cap could be substantially less than the remaining rent actually owed under the lease, and any claim we have for unpaid rent might not be paid in full. In addition, a lessee may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, are generally more limited.

Furthermore, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing our remedies unless we first obtain relief from the court having jurisdiction over the bankruptcy case. This would effectively limit or delay our ability to collect unpaid rent or interest payments, and we may ultimately not receive any payment at all. In addition, we would likely be required to fund certain expenses and obligations (e.g., real estate taxes, insurance, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant. Additionally, we lease many of our properties to healthcare providers who provide long-term custodial care to the elderly. Evicting tenants for failure to pay rent while the property is occupied typically involves specific procedural or regulatory requirements and may not be successful. Even if eviction is possible, we may determine not to do so due to reputational or other risks. Bankruptcy or insolvency proceedings typically also result in increased costs to the tenant or borrower, significant management distraction and performance declines.

We may be unable to find a replacement tenant for one or more of our leased properties or we may be required to incur substantial renovation costs to make our healthcare properties suitable for such tenants.

We may need to find a replacement tenant for one or more of our leased properties for a variety of reasons, including upon the expiration of the lease term or the occurrence of a tenant default. During any period in which we are attempting to locate one or more replacement tenants, there could be a decrease or cessation of rental payments on the applicable property or properties. We cannot be sure that any of our current or future tenants will elect to renew their respective leases upon expiration of the terms thereof. Similarly, we cannot be sure that we will be able to locate a suitable replacement tenant or, if we are successful in locating a replacement tenant, that the rental payments from the new tenant would not be significantly less than the existing rental payments. Our ability to locate a suitable replacement tenant may be significantly delayed or limited by various state licensing, receivership, certificate of need or other laws, as well as by Medicare and Medicaid change-of-ownership rules. We also may incur substantial additional expenses in connection with any such licensing, receivership or change-of-ownership proceedings. Any such delays, limitations and expenses could delay or impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for default, which could materially adversely affect our business, financial condition and results of operations.

In addition, healthcare facilities are typically highly customized and may not be easily adapted to non-healthcare-related uses. The improvements generally required to conform a property to healthcare use are costly and at times tenant-specific. A new or replacement tenant may require different features in a property, depending on that tenant's particular operations. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify a property before we are able to secure another tenant. Our ability to make required modifications and/or renovations may involve costs associated with volatility in materials and labor prices and approvals of authorities or compliance with governmental regulations, including the Americans with Disabilities Act, which could result in increased costs and delays in transitioning a facility to a new tenant. Further, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us or our tenants to spend more on our new development properties. These expenditures or renovations and delays could materially adversely affect our business, financial condition or results of operations.

Potential litigation and rising insurance costs may affect our tenants' and borrowers' ability to obtain and maintain adequate liability and other insurance and their ability to make lease or loan payments and fulfill their insurance and indemnification obligations to us.

Our tenants and borrowers may be subject to, and the COVID-19 pandemic has increased the potential for, lawsuits filed by advocacy groups that monitor the quality of care at healthcare facilities or by patients, facility residents or their families. Significant damage awards are possible in cases where neglect has been found. This litigation has increased our tenants' and borrowers' costs of monitoring and reporting quality of care and has resulted in increases in the cost of liability and medical malpractice insurance. These increased costs may materially adversely affect our tenants' and borrowers' ability to obtain and maintain adequate liability and other insurance; manage related risk exposures; fulfill their insurance, indemnification and other obligations to us under their leases or loan agreements, as applicable; or make lease or loan payments to us, as applicable.

In addition, from time to time, we may be subject to claims brought against us in lawsuits and other legal proceedings arising out of our alleged actions or the alleged actions of our tenants and operators for which such tenants or operators may have agreed to indemnify, defend and hold us harmless. An unfavorable resolution of any such pending or future litigation could materially adversely affect our liquidity, financial condition and results of operations and have a material adverse effect on us in the event that we are not ultimately indemnified by our tenants or operators. Furthermore, negative publicity, including the ongoing publicity related to the COVID-19 pandemic, with respect to any lawsuits, claims or other legal or regulatory proceedings may also negatively impact our, our tenants', our borrowers' or our operators' reputations.

Regulatory Risks

Required regulatory approvals can delay or prohibit transfers of our healthcare properties, which could result in periods in which we are unable to receive rent for such properties.

Our tenants are operators of skilled nursing and other healthcare facilities, and accordingly must be licensed under applicable state law and, depending upon the type of facility, certified or approved as providers under the Medicare and/or Medicaid programs. Prior to the transfer of the operations of such healthcare properties to successor tenants, the new tenant generally must become licensed under state law and, in certain states, receive change-of-ownership approvals under certificate of need laws (which laws provide for a certification that the state has made a determination that a need exists for the beds located on the applicable property). If applicable, Medicare and Medicaid provider approvals may be needed as well. In the event that an existing lease is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability of such tenant to receive such approvals, may prolong the period during which we are unable to collect the applicable rent. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner of real property, we or our subsidiaries are subject to various federal, state and local environmental and health and safety laws and regulations. Although we do not currently operate or manage the substantial majority of our properties, we or our subsidiaries may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property where there has been a release or threatened release of a hazardous regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed an affected property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws provide for the creation of a lien on a contaminated site in favor of the government as security for damages and any costs the government incurs in connection with such contamination and associated clean-up.

Although we require our tenants and operators to undertake to indemnify us for environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant or operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

A failure by our tenants, borrowers or operators to adhere to applicable privacy and data security laws, or a material failure or breach of our or our tenants', borrowers' or operators' information technology, could harm our business.

Our tenants, borrowers and operators are subject to HIPAA and various other state and federal laws that relate to privacy and data security, including the reporting of data breaches involving personal information. Failure to comply with these requirements could have a materially adverse effect on our tenants, operators and borrowers and accordingly could have a materially adverse effect on our tenants' and borrowers' ability to meet their obligations to us and on our results of operations. Furthermore, the adoption of new privacy, security and data breach notification laws at the federal and state level could require our tenants, borrowers and operators to incur significant compliance costs. In addition, the cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant.

We and our tenants, borrowers and operators rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, tenant and lease data. While we and our tenants, borrowers and operators maintain various physical, cyber and data security controls, there is a risk of incidents or breaches resulting from technical failures, natural hazards, theft and unintentional or deliberate acts by third parties or insiders attempting to obtain unauthorized access to information, destroy or manipulate data, or disrupt or sabotage information systems. The risk of security incidents has generally increased as the number, intensity and sophistication of attacks and intrusions have increased, and we have seen a significant increase in cyber phishing attacks since the onset of the COVID-19 pandemic. The risk of security incidents has also increased with our increased dependence on the Internet while our employees work remotely due to our health and safety policies. For our tenants, borrowers and operators, the trend toward increased remote work and rapid implementation of telehealth within the healthcare industry in response to the pandemic may have created new or increased cyber risks. A data security incident or breach occurring at or involving us could have a material adverse impact on our company. A data security incident or breach occurring at or involving a tenant, borrower or operator could jeopardize the tenant's or operators' ability to fulfill its obligations to us and could adversely impact our financial position and results of operations.

Furthermore, we purchase some of our information technology from vendors, on whom our systems depend. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential tenant, borrower and operator information, some of which may include individually identifiable information, including information relating to financial accounts. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of a cyber-attack. Security breaches (including physical or electronic break-ins, computer viruses, phishing attacks, computer denial-of-service attacks, worms, covert introduction of malware to computers and networks, impersonation of authorized users, and efforts to discover and exploit any design flaws, bugs, security vulnerabilities or security weaknesses, as well as intentional or unintentional acts by our team members or other insiders with access privileges, intentional acts of vandalism by third parties and sabotage) can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations.

Investment and Financing Risks

We depend on investments in the healthcare property sector, making our profitability more vulnerable to a downturn or slowdown in that specific sector than if we were investing in multiple industries.

We concentrate our investments in the healthcare property sector. As a result, we are subject to risks inherent to investments in a single industry, in real estate, and specifically in healthcare properties. A downturn or slowdown in the healthcare property sector would have a greater adverse impact on our business than if we had investments in multiple industries. Specifically, a downturn in the healthcare property sector could negatively impact the ability of our tenants and borrowers to meet their obligations to us, as well as the ability to maintain rental and occupancy rates. This could adversely affect our business, financial condition and results of operations. In addition, a downturn in the healthcare property sector could adversely affect the value of our properties and our ability to sell properties at prices or on terms acceptable to us.

We have substantial indebtedness and have the ability to incur significant additional indebtedness and other liabilities.

As of December 31, 2022, we had outstanding indebtedness of $2.5 billion, which consisted of $1.8 billion of Senior Notes (as defined below), $528.5 million in Prior Term Loans (as defined below), $197.0 million outstanding under our Prior Revolving Credit Facility and aggregate secured indebtedness to third parties of $50.1 million on certain of our properties, and we had $803.0 million available for borrowing under our Prior Revolving Credit Facility. Our high level of indebtedness may have the following important consequences to us:

- It may increase our cost of borrowing;
- It may limit our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements;
- It may expose us to the risk of increased interest rates under debt instruments subject to variable rates of interest, such as our Revolving Credit Facility;
- It may adversely impact our credit ratings;
- It may limit our ability to adjust rapidly to changing market conditions and we may be vulnerable in the event of a downturn in general economic conditions or in the real estate and/or healthcare sectors;
- It may place us at a competitive disadvantage against less leveraged competitors;
- It may restrict the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;
- It may become more difficult for us to satisfy our obligations (including ongoing interest payments and, where applicable, scheduled amortization payments) with respect to the Senior Notes and our other debt; and
- It may require us to sell assets and properties at an inopportune time.

In addition, the Senior Notes Indentures (as defined below) permit us to incur substantial additional debt, including secured debt (to which the Senior Notes will be effectively subordinated). If we incur additional debt, the related risks described above could intensify. Furthermore, the Senior Notes Indentures do not impose any limitation on our ability to incur liabilities that are not considered indebtedness under the Senior Notes Indentures.

The impact of any of these potential adverse consequences could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our future financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. Our business may fail to generate sufficient cash flow from operations or future borrowings may be unavailable to us under our Revolving Credit Facility or from other sources in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. We may be unable to refinance any of our debt, including our Term Loans (as defined below) and any amounts outstanding under our Revolving Credit Facility, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances and/or negotiations with our lenders to restructure the applicable debt. Our Credit Agreement and the Senior Notes Indentures restrict, and market or business conditions may limit, our ability to take some or all of these actions. Any restructuring or refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Covenants in our debt agreements restrict our and our subsidiaries' activities and could adversely affect our business.

Our debt agreements, including the agreement governing our 2027 Notes (as defined below) and the Credit Agreement, contain various covenants that limit our ability and the ability of our subsidiaries to engage in various transactions including:

- Incurring additional secured and unsecured debt;
- Granting liens upon certain properties;
- Paying dividends or making other distributions on, redeeming or repurchasing capital stock;
- Entering into transactions with affiliates;
- Issuing stock of or interests in subsidiaries;
- Engaging in non-healthcare related business activities;
- Creating restrictions on the ability of certain of our subsidiaries to pay dividends or other amounts to us;
- Selling assets; or
- Effecting a consolidation or merger or selling substantially all of our assets.

The agreement governing our 2027 Notes also restricts us from making certain investments. The indentures governing our 2026 Notes, our 2029 Notes and our 2031 Notes (each as defined below) contain certain of the above restrictions as well. These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, the Credit Agreement requires us to comply with specified financial covenants, which include a maximum total leverage ratio, a maximum secured debt leverage ratio, a minimum fixed charge coverage ratio, a maximum unsecured leverage ratio, a minimum tangible net worth requirement and a minimum unsecured interest coverage ratio. The indentures governing our 2026 Notes, our 2029 Notes and our 2031 Notes require us to comply with an unencumbered asset ratio, and the agreement governing our 2027 Notes requires us to comply with specified financial covenants, which include a maximum leverage ratio, a maximum secured debt leverage ratio, a maximum unsecured debt leverage ratio, a minimum fixed charge coverage ratio, a minimum net worth, a minimum unsecured interest coverage ratio and a minimum unencumbered debt yield ratio. Our ability to meet these requirements may be affected by events beyond our control, and we may not meet these requirements.

A breach of any of the covenants or other provisions in our debt agreements could result in an event of default, which, if not cured or waived, could result in such debt becoming immediately due and payable. Further, certain change in control events could result in an event of default under the agreement governing our 2027 Notes. Any of these events of default, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers from the lenders and holders and/or amend the covenants. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on favorable terms, if at all, and negatively impact the market price of our securities, including our common stock.

Our credit ratings affect the amount and type of capital, as well as the terms of any financing we may obtain. Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit ratings of our debt are based on, among other things, our operating performance, liquidity and leverage ratios, overall financial position, level of indebtedness and pending or future changes in the regulatory framework applicable to our industry. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. If we are unable to maintain favorable credit ratings, we would likely incur higher borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments.

Cash available for distribution to stockholders may be insufficient to make dividend distributions at expected levels and are made at the discretion of our board of directors.

If cash available for distribution generated by our assets decreases due to dispositions, the COVID-19 pandemic, or otherwise, we may be unable to make dividend distributions at expected levels. Our inability to make distributions commensurate with market expectations would likely result in a decrease in the market price of our common stock. Further, all distributions are made at the discretion of our board of directors in accordance with Maryland law and depend on: (i) our earnings; (ii) our financial condition; (iii) debt and equity capital available to us; (iv) our expectations for future capital requirements and operating performance; (v) restrictive covenants in our financial or other contractual arrangements; (vi) maintenance of our REIT qualification; (vii) restrictions under Maryland law; and (viii) other factors as our board of directors may deem relevant from time to time.

Our ability to raise capital through equity financings is dependent, in part, on the market price of our common stock, which depends on market conditions and other factors affecting REITs generally.

Our ability to raise capital through equity financings depends, in part, on the market price of our common stock, which in turn depends on fluctuating market conditions and other factors including the following:

- The reputation of REITs and attractiveness of their equity securities in comparison with other equity securities, including securities issued by other real estate companies;
- Our financial performance and that of our tenants and borrowers;
- Concentrations in our investment portfolio by tenant and property type;
- Concerns about our tenants' or borrowers' financial condition, including as a result of uncertainty regarding reimbursement from governmental and other third-party payor programs;
- Our ability to meet or exceed investor expectations of prospective investment and earnings targets;
- The contents of analyst reports about us and the REIT industry;
- Changes in interest rates on fixed-income securities, which may lead prospective investors to demand a higher annual yield from investments in our common stock;
- Maintaining or increasing our dividend, which is determined by our board of directors and depends on our financial position, results of operations, cash flows, capital requirements, debt covenants (which include limits on distributions by us), applicable law, and other factors as our board of directors deems relevant; and
- Regulatory action and changes in REIT tax laws.

The market value of a REIT's equity securities is generally based upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions. If we fail to meet the market's expectation with regard to future earnings and cash distributions, the market price of our common stock could decline, and our ability to raise capital through equity financings could be materially adversely affected.

Changes and uncertainty in macroeconomic conditions and disruptions in the financial markets could adversely affect the value of our real estate investments and our business, results of operations, cash flows and financial condition.

Concerns over economic recession, the COVID-19 pandemic, interest rate increases, policy priorities of the U.S. presidential administration, trade wars, labor shortages or inflation may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, concern over geopolitical issues may also contribute to prolonged market volatility and instability. For example, the conflict between Russia and Ukraine has led to disruption, instability and volatility in global markets and industries. Such conditions could impact real estate fundamentals and result in lower occupancy, lower rental rates, and declining values in our real estate portfolio and in the real estate collateral securing any indebtedness. As a result, the value of our property investments could decrease below the amounts paid for such investments, the value of real estate collateral securing any indebtedness could decrease below the outstanding principal amounts of such indebtedness, and revenues from our properties could decrease due to fewer and/or delinquent tenants or lower rental rates. This could materially adversely affect our revenues, results of operations and financial condition.

Ownership of property outside the U.S. may subject us to different or greater risks than those associated with our U.S. investments, including currency fluctuations.

We have investments in Canada, and from time to time may seek to acquire other properties in Canada or otherwise outside the U.S. International development, investment, ownership and operating activities involve risks that are different from those we face with respect to our U.S. properties and operations. These risks include, but are not limited to, any gain recognized with respect to changes in exchange rates may not qualify under the income tests that we must satisfy annually in order to qualify and maintain our status as a REIT and fluctuations in the exchange rates between USD and the Canadian Dollar, which we may be unable to protect against through hedging. Although we have pursued hedging alternatives, by borrowing in Canadian dollar denominated debt and entering into cross currency swaps, to protect against foreign currency fluctuations, no amount of hedging activity can fully insulate us from the risks associated with changes in foreign currency exchange rates, and the failure to hedge effectively against foreign currency exchange rate risk could materially adversely affect our business, financial position or results of operations.

In addition, changes in Canadian political, regulatory, and economic conditions; challenges in managing Canadian operations; challenges of complying with a variety of Canadian laws and regulations, including those relating to real estate, healthcare operations, taxes, employment and legal proceedings, and lending practices; Canadian-specific business cycles and economic instability; and changes in applicable laws and regulations in the U.S. that affect our foreign operations could have a material adverse effect on our business, financial position or results of operations. COVID-19, or a future pandemic or epidemic, may also subject our investments and operations in Canada to different or greater risks than those faced in the U.S., which may depend on factors including the duration and severity of outbreaks in Canada, the impact of new variants, the distribution of vaccines and boosters, and governmental or private actions taken in response to the pandemic or epidemic.

We may not be able to sell properties when we desire because real estate investments are relatively illiquid, which could have a material adverse effect on our business, financial position or results of operations.

Real estate investments generally cannot be sold quickly. In addition, some and potentially substantially all of our properties serve as collateral for our current and future secured debt obligations and cannot readily be sold unless the underlying secured indebtedness is concurrently repaid. We may not be able to vary our portfolio promptly in response to changes in the real estate market. A downturn in the real estate market, or the economy in general, could materially adversely affect the value of our properties and our ability to sell such properties for acceptable prices or on other acceptable terms. Furthermore, buyers of our properties generally require third-party financing in order to acquire our properties. Accordingly, the price they may be willing to pay for our properties may depend on the cost and availability of financing for such transactions. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or portfolio of properties. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our business, financial position or results of operations.

Risks Associated with Our Status as a REIT

Our failure to maintain our qualification as a REIT would subject us to U.S. federal income tax, which could adversely affect the value of the shares of our common stock and would substantially reduce the cash available for distribution to our stockholders.

Our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Accordingly, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of investments we make, and the possibility of future changes in our circumstances, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any calendar year, we would be required to pay U.S. federal income tax (and any applicable state and local tax) on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income (although such dividends received by certain non-corporate U.S. taxpayers generally would currently be subject to a preferential rate of taxation). Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a

REIT, we no longer would be required under U.S. federal tax laws to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under U.S. federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

The 90% distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions.

To comply with the 90% taxable income distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. The Senior Notes Indentures permit us to declare or pay any dividend or make any distribution that is necessary to maintain our REIT status if the aggregate principal amount of all outstanding Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets (as each term is defined in the Senior Notes Indentures) and to make additional distributions if we pass certain other financial tests.

We are required under the Internal Revenue Code of 1986, as amended (the "Code"), to distribute at least 90% of our taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, and the Operating Partnership (as defined below) is required to make distributions to us to allow us to satisfy these REIT distribution requirements. However, distributions may limit our ability to rely upon rental payments from our properties or subsequently acquired properties to finance investments, acquisitions or new developments.

Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. This may be due to the timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. Moreover, the 2017 Tax Act amended the Code such that income must be accrued for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, subject to certain exceptions, which could also create timing differences between net taxable income and the receipt of cash attributable to such income. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions also may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

In the event that such an insufficiency occurs, in order to meet the 90% distribution requirement and maintain our status as a REIT, we may have to sell assets at unfavorable prices, borrow at unfavorable terms, make taxable stock dividends, or pursue other strategies. This may require us to raise additional capital to meet our obligations. The terms of our Credit Agreement and the terms of the Senior Notes Indentures may restrict our ability to engage in some of these transactions.

We could fail to qualify as a REIT if income we receive is not treated as qualifying income, including as a result of one or more of the lease agreements we have entered into or assumed not being characterized as true leases for U.S. federal income tax purposes, which would subject us to U.S. federal income tax at corporate tax rates.

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. Rents received or accrued by us will not be treated as qualifying rent for purposes of these requirements if the lease agreements we have entered into or assumed (as well as any other leases we enter into or assume) are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures, loans or some other type of arrangement. In the event that the lease agreements entered into with lessees are not characterized as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT. In addition, with certain exceptions, rents received by us from a lessee will not be treated as qualifying rent for purposes of these requirements if we are treated, either directly or under the applicable attribution rules, as owning 10% or more of the lessee's stock, capital or profits. We will be treated as owning, under the applicable attribution rules, 10% or more of a lessee's stock, capital or profits at any time that a stockholder owns, directly or under the applicable attribution rules, (a) 10% or more of our common stock and (b) 10% or more of the lessee's stock, capital or profits. The provisions of our charter restrict the transfer and ownership of our common stock that would cause the rents received or accrued by us from a tenant of ours to be treated as non-qualifying rent for purposes of the REIT gross income requirements. Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that we will not be treated as related to a tenant of ours. If we fail to qualify as a REIT, we would be subject to U.S. federal income tax on our taxable income at corporate tax rates, which would decrease the amount of cash available for distribution to holders of our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments, which could materially hinder our performance.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy certain tests, including tests concerning the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments or acquisitions we might otherwise make. Thus, compliance with the REIT requirements may materially hinder our performance.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the Internal Revenue Service ("IRS") would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

If we have significant amounts of non-cash taxable income, we may have to declare taxable stock dividends or make other non-cash distributions, which could cause our stockholders to incur tax liabilities in excess of cash received.

We currently intend to pay dividends in cash only, and not in-kind. However, if for any taxable year, we have significant amounts of taxable income in excess of available cash flow, we may have to declare dividends in-kind in order to satisfy the REIT annual distribution requirements. We may distribute a portion of our dividends in the form of our stock or our debt instruments. In either event, a holder of our common stock will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such stockholder.

The IRS issued a Revenue Procedure treating certain distributions that are paid by an SEC-registered REIT partly in cash and partly in shares as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes so long as at least 20% (10% for (i) distributions declared on or after April 1, 2020 and on or before December 31, 2020 and (ii) distributions declared on or after November 1, 2021 and on or before June 30, 2022) of the total dividend is available in cash. However, if we make such a distribution, U.S. holders would be required to include the full amount of the dividend (i.e., the cash and stock portion) as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. holder may be required to pay income taxes with respect to such dividends in excess of the cash received. If a U.S. holder sells our stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, these sales may put downward pressure on the trading price of our stock. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable dividends payable in cash and/or stock, including on a retroactive basis, or assert that the requirements for such taxable dividends have not been met.

Our charter restricts the transfer and ownership of our stock, which may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to maintain our qualification as a REIT, no more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code. For the purpose of preserving our REIT qualification, our charter prohibits, subject to certain exceptions, beneficial and constructive ownership of more than 9.9% in value or in number of shares, whichever is more restrictive, of our outstanding common stock or more than 9.9% in value of all classes or series of our outstanding stock. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. The ownership limits may have the effect of discouraging an acquisition of control of us without the approval of our board of directors, which might involve a premium price for our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax law, including the possibility of major tax legislation, possibly with retroactive application, could adversely impact us or our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum income tax rate applicable to "qualified dividends" payable by non-REIT corporations to domestic stockholders taxed at individual rates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. For taxable years beginning before January 1, 2026, the 2017 Tax Act temporarily reduces the maximum individual U.S. federal income tax rate from 39.6% to 37% and the effective tax rate on ordinary REIT dividends (i.e., dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us) for U.S. holders of our common shares that are individuals, estates or trusts by permitting such holders to claim a deduction in determining their taxable income equal to 20% of any such dividends they receive. Although not adversely affecting the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the stock of REITs, including our common stock.

Our ownership of and relationship with any taxable REIT subsidiaries that we have formed or will form will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries ("TRSs"). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns, but net operating loss ("NOL") carryforwards of TRS losses may be deducted only to the extent of 80% of TRS taxable income in the carryforward year (computed without regard to the NOL deduction). Unused NOL carryforwards cannot be carried back but can be carried forward indefinitely. In addition, taxpayers, including TRSs, may be subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. This provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis. Any domestic TRS that we have formed or may form will pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification.

Risks Related to Our Organization and Structure

Provisions of the Maryland General Corporation Law (the "MGCL") and of our charter and bylaws could inhibit a change of control of Sabra or reduce the value of our stock.

Certain provisions of Maryland law, our charter and our bylaws may have an anti-takeover effect. Sabra is subject to the Maryland business combination statute, which, subject to certain limitations, impose a moratorium on business combinations with "interested stockholders" or affiliates thereof for five years and thereafter impose additional requirements on such business combinations. Our bylaws contain a provision exempting us from the control share provisions of the MGCL, which provide that holders of "control shares" of a corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved by the stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares. There can be no assurance that this bylaw provision exempting us from the control share provisions will not be amended or eliminated at any time in the future.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter authorizing our board of directors (all without stockholder approval) to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter to increase or decrease the number of shares of stock that we have authority to issue. Our charter contains transfer and ownership restrictions on the percentage by number and value of outstanding shares of our stock that may be owned or acquired by any stockholder.

Our bylaws require advance notice of stockholder proposals and director nominations. These provisions, as well as other provisions of our charter and bylaws, may delay, defer, or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Our bylaws provide that the Circuit Court for Baltimore City, Maryland or the United States District Court for the District of Maryland, Baltimore Division will be the sole and exclusive forum for substantially all disputes between our company and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with our company or our directors, officers or other team members.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other team member of our company to our company or to the stockholders of our company, (iii) any action asserting a claim against our company or any director or officer or other team member of our company arising pursuant to any provision of Maryland law, our charter or our bylaws, or (iv) any action asserting a claim against our company or any director or officer or other team member of our company that is governed by the internal affairs doctrine. This exclusive forum provision is intended to apply to claims arising under Maryland state law and would not apply to claims brought pursuant to the Exchange Act or the Securities Act of 1933, or any other claim for which the federal courts have exclusive jurisdiction. This exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with our company or our directors, officers or other team members, which may discourage lawsuits against our company and our directors, officers and other team members. In addition, stockholders who do bring a claim in the Circuit Court for Baltimore City, Maryland could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Maryland. The Circuit Court for Baltimore City, Maryland may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to our company than to our stockholders. However, the enforceability of similar exclusive forum provisions in other companies' charters and bylaws has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

As of December 31, 2022, our investment portfolio consisted of 402 real estate properties held for investment (consisting of (i) 264 skilled nursing/transitional care facilities, (ii) 47 Senior Housing - Leased communities, (iii) 59 Senior Housing - Managed communities, (iv) 17 behavioral health facilities and 15 specialty hospitals and other facilities), one investment in a sales-type lease, 12 investments in loans receivable (consisting of two mortgage loans and 10 other loans), seven preferred equity investments and three investments in unconsolidated joint ventures. As of December 31, 2022, our real estate properties held for investment included 39,985 beds/units, spread across the U.S. and Canada. As of December 31, 2022, the substantial majority of our real estate properties (excluding 59 Senior Housing - Managed communities) were leased under triple-net operating leases with expirations ranging from less than one year to 20 years.

The following table displays the expiration of annualized contractual rental revenues under our lease agreements as of December 31, 2022, adjusted to (i) reflect actual payments received related to the twelve months ended December 31, 2022 for leases no longer accounted for on an accrual basis, (ii) exclude residual rents due to us from prior asset sales under our 2017 memorandum of understanding with Genesis Healthcare, Inc., (iii) reflect the reduction in Avamere's annual base rent effective February 1, 2022 and (iv) assume the pending transition of our North American Health Care portfolio to Ensign Group and Avamere Family of Companies was completed as of December 31, 2022, by year and property type (dollars in thousands) and, in each case, without giving effect to any renewal options:

	Skilled Nursing / Transitional Care	Senior Housing - Leased	Behavioral Health	Specialty Hospitals and Other	Total Annualized Revenues	% of Total
2023	$ 9,775	$ —	$ —	$ —	$ 9,775	2.7 %
2024	9,000	—	—	—	9,000	2.5 %
2025	6,625	3,289	—	1,442	11,356	3.1 %
2026	17,055	1,380	—	—	18,435	5.1 %
2027	28,445	4,217	—	—	32,662	9.0 %
2028	20,171	7,117	—	3,370	30,658	8.5 %
2029	45,456	4,765	—	5,988	56,209	15.5 %
2030	713	—	—	3,095	3,808	1.1 %
2031	79,114	5,966	1,114	—	86,194	23.8 %
2032	6,045	1,618	31,996	3,657	43,316	12.0 %
Thereafter	41,934	14,236	3,683	726	60,579	16.7 %
Total Annualized Revenues	$ 264,333	$ 42,588	$ 36,793	$ 18,278	$ 361,992	100.0 %

We believe that all of our properties are adequately covered by insurance and are suitable for their intended uses as described in "Business—Portfolio of Healthcare Investments" in Part I, Item 1.

Occupancy Trends

The following table sets forth the occupancy percentages for our properties for the periods indicated:

	Occupancy Percentage [1]			
	2022	2021	2020	2019 [2]
Skilled Nursing/Transitional Care	73.5 %	71.4 %	77.3 %	82.1 %
Senior Housing - Leased	84.4 %	78.1 %	83.1 %	87.0 %
Behavioral Health	84.0 %	84.2 %	83.5 %	83.5 %
Specialty Hospitals and Other	77.4 %	80.6 %	76.5 %	71.5 %
Senior Housing - Managed	82.1 %	79.4 %	80.0 %	87.7 %

[1] Occupancy percentage represents the facilities' average operating occupancy for the period indicated and is calculated by dividing the actual census from the period presented by the available beds/units for the same period. Occupancy percentage includes only facilities owned by Sabra as of the end of the respective period for the duration that such facilities were classified as stabilized facilities and excludes facilities for which data is not available or meaningful. Occupancy is only included in periods subsequent to our acquisition and is presented for the trailing twelve month period and one quarter in arrears, except for Senior Housing - Managed, which is presented for the period indicated on a trailing three month basis. All facility financial performance information was provided by, or derived solely from information provided by, our tenants and operators without independent verification by us.

[2] Reflects occupancy prior to the COVID-19 pandemic.

You should not rely upon occupancy percentages, either individually or in the aggregate, to determine the performance of a facility. Other factors that may impact the performance of a facility include the sources of payment, terms of reimbursement and the acuity level of the patients (i.e., the condition of patients that determines the level of skilled nursing and rehabilitation therapy services required).

See "Business—Portfolio of Healthcare Investments" in Part I, Item 1 for further discussion regarding the ownership of our properties and the types of healthcare facilities that comprise our properties.

Secured Indebtedness

As of December 31, 2022 and 2021, eight and 11 of our properties held for investment were subject to secured indebtedness to third parties, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Secured Indebtedness" in Part II, Item 7 for further discussion regarding our secured indebtedness. As of December 31, 2022 and 2021, our secured debt consisted of the following (dollars in thousands):

Interest Rate Type	Principal Balance as of December 31, [1]		Weighted Average Effective Interest Rate at December 31, [2]		Maturity Date
	2022	2021	2022	2021	
Fixed Rate	$ 50,123	$ 67,602	3.33 %	3.42 %	May 2031 - August 2051

[1] Principal balance does not include deferred financing costs, net of $0.9 million as of each of December 31, 2022 and 2021.
[2] Weighted average effective interest rate includes private mortgage insurance.

Corporate Office

We are headquartered and have our corporate office in Irvine, California. We lease our corporate office from an unaffiliated third party.

ITEM 3. LEGAL PROCEEDINGS

For a description of our legal proceedings, see Note 15, "Commitments and Contingencies—Legal Matters" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, which is incorporated by reference in response to this item.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

Our common stock is listed on The Nasdaq Stock Market LLC and trades on the Nasdaq Global Select Market under the symbol "SBRA."

At February 14, 2023, we had approximately 4,304 stockholders of record.

We did not repurchase any shares of our common stock during the quarter ended December 31, 2022 or issue any shares of our common stock in a transaction that was not registered under the Securities Act of 1933.

To maintain REIT status, we are required each year to distribute to stockholders at least 90% of our annual REIT taxable income after certain adjustments. All distributions will be made by us at the discretion of our board of directors and will depend on our financial position, results of operations, cash flows, capital requirements, debt covenants (which include limits on distributions by us), applicable law, and other factors as our board of directors deems relevant. For example, while the Senior Notes Indentures and the Credit Agreement permit us to declare and pay any dividend or make any distribution that is necessary to maintain our REIT status, those distributions are subject to certain financial tests under the Senior Notes Indentures, and therefore, the amount of cash distributions we can make to our stockholders may be limited.

Distributions with respect to our common stock can be characterized for federal income tax purposes as taxable ordinary dividends, which may be non-qualified, long-term capital gain, or qualified, non-dividend distributions (return of capital) or a combination thereof. Following is the characterization of our annual cash dividends on common stock per share:

Common Stock	Year Ended December 31,		
	2022	2021	2020
Non-qualified ordinary dividends	$ 0.8742	$ 0.6250	$ 1.0247
Qualified ordinary dividends	—	—	0.0155
Non-dividend distributions	0.3258	0.5750	0.3098
	$ 1.2000	$ 1.2000	$ 1.3500

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return of our common stock for the five-year period ending December 31, 2022.

The graph below assumes that $100 was invested at the close of market on December 29, 2017 in (i) our common stock, (ii) the Nasdaq Composite Index and (iii) the Nareit Health Care Property Sector Total Return Index and assumes the reinvestment of all dividends. Stock price performances shown in the graph are not necessarily indicative of future price performances.



The above performance graph shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document as filed.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion below contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed in Part I, Item 1A, "Risk Factors." Also see "Statement Regarding Forward-Looking Statements" preceding Part I.

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

- Overview
- Critical Accounting Policies and Estimates
- Recently Issued Accounting Standards Update
- Results of Operations
- Liquidity and Capital Resources
- Concentration of Credit Risk
- Skilled Nursing Facility Reimbursement Rates

Overview

We expect to grow our investment portfolio while diversifying our portfolio by tenant, facility type and geography within the healthcare sector. We plan to achieve these objectives primarily through making investments directly or indirectly in healthcare real estate, including the development of purpose-built healthcare facilities with select developers. We also intend to achieve our objective of diversifying our portfolio by tenant and facility type through select asset sales and other arrangements with our tenants.

Market Trends and Uncertainties

Our operations have been and are expected to continue to be impacted by economic and market conditions. Together with the ongoing impact of COVID-19, increases in interest rates, labor shortages, supply chain disruptions, high inflation and increased volatility in public equity and fixed income markets have led to increased costs and limited the availability of capital. If our tenants, borrowers and Senior Housing - Managed communities experience increased costs or financing difficulties due to these macroeconomic conditions, our tenants and borrowers may be unable to meet their financial obligations to us and our results of operations may be adversely affected.

The above factors have resulted in decreased occupancy and increased operating costs for our tenants and borrowers, which have negatively impacted their operating results and may adversely impact their ability to make full and timely rental payments and debt service payments, respectively, to us. Our Senior Housing - Managed portfolio has been similarly impacted, and we expect that decreased occupancy and increased operating costs will continue to negatively impact the operating results of these investments. While our tenants, borrowers and Senior Housing - Managed portfolio have experienced some recent increases in occupancy, those occupancy rates are still below pre-pandemic levels. Similarly, while our tenants, borrowers and Senior Housing - Managed portfolio have more recently experienced small, incremental improvements in both labor availability and overall labor costs, labor supply remains lower and costs remain higher than pre-pandemic levels. In some cases, we may have to restructure or temporarily defer tenants' long-term rent obligations and may not be able to do so on terms that are as favorable to us as those currently in place. Reduced or modified rental and debt service amounts could result in the determination that the full amounts of our investments are not recoverable, which could result in an impairment charge. From the beginning of the pandemic, we have agreed to temporary pandemic-related rent deferrals for leases effective as of December 31, 2022 for six tenants of two to nine months of rent totaling $4.4 million, of which $3.0 million has been repaid. If our tenants and borrowers default on these obligations, such defaults could materially and adversely affect our results of operations and liquidity, in addition to resulting in potential impairment charges. Further, prolonged deterioration in the operating results for our investments in our Senior Housing - Managed portfolio could result in the determination that the full amounts of our investments are not recoverable, which could result in an impairment charge.

We regularly monitor the effects of economic and market conditions and COVID-19 on our operations and financial position, as well as on the operations and financial position of our tenants and borrowers, in order to respond and adapt to the ongoing changes in our operating environment. See Part I, Item 1A, "Risk Factors" for additional discussion of these risks, as well as the uncertainties we and our tenants and borrowers may face as a result.

Investment in Unconsolidated Joint Ventures

During the year ended December 31, 2022, we formed two joint ventures which acquired 15 senior housing communities with an aggregate gross investment of CAD $461.5 million and which financed and assumed an aggregate CAD $118.4 million of debt. Sabra's aggregate equity investment was CAD $178.4 million. See Note 4, "Investment in Real Estate Properties—Investment in Unconsolidated Joint Ventures," in the Notes to Consolidated Financial Statements for additional information regarding these investments.

Acquisitions

During the year ended December 31, 2022, we acquired three Senior Housing - Managed communities and one behavioral health facility for an aggregate $106.5 million. See Note 3, "Recent Real Estate Acquisitions," in the Notes to Consolidated Financial Statements for additional information regarding these acquisitions.

Dispositions

During the year ended December 31, 2022, we completed the sale of 13 skilled nursing/transitional care facilities and five senior housing communities for aggregate consideration, net of closing costs, of $87.3 million. The net carrying value of the assets and liabilities of these facilities was $99.3 million, which resulted in an aggregate $12.0 million net loss on sale. We continue to evaluate additional assets for sale as part of our initiative to recycle capital and further improve our portfolio.

Credit Agreement

Effective on January 4, 2023, we and certain of our subsidiaries entered into the Credit Agreement. See "—Liquidity and Capital Resources—Material Cash Requirements—Credit Agreement."

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. For more information regarding our critical accounting policies, see Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements.

Variable Interest Entities

U.S. generally accepted accounting principles ("GAAP") requires us to identify entities for which control is achieved through voting rights or other means and to determine which business enterprise is the primary beneficiary of variable interest entities ("VIEs"). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. If we were determined to be the primary beneficiary of the VIE, we would consolidate investments in the VIE. We may change our original assessment of a VIE due to events such as modifications of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposal of all or a portion of an interest held by the primary beneficiary.

We identify the primary beneficiary of a VIE as the enterprise that has both: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the entity. We perform this analysis on an ongoing basis.

As it relates to investments in loans, in addition to our assessment of VIEs and whether we are the primary beneficiary of those VIEs, we evaluate the loan terms and other pertinent facts to determine whether the loan investment should be accounted for as a loan or as a real estate joint venture. If an investment has the characteristics of a real estate joint venture, including if we participate in the majority of the borrower's expected residual profit, we would account for the investment as an investment in a real estate joint venture and not as a loan investment. Expected residual profit is defined as the amount of profit, whether called interest or another name, such as an equity kicker, above a reasonable amount of interest and fees expected to be earned by a lender.

As it relates to investments in joint ventures, we assess any partners' rights and their impact on the presumption of control of the partnership by any single partner. We also apply this guidance to managing member interests in limited liability companies. We reassess our determination of which entity controls the joint venture if: there is a change to the terms or in the exercisability of the rights of any partners or members, the general partner or managing member increases or decreases its ownership interests, or there is an increase or decrease in the number of outstanding ownership interests.

Real Estate Investments and Rental Revenue Recognition

Real Estate Acquisition Valuation

All assets acquired and liabilities assumed in an acquisition of real estate accounted for as a business combination are measured at their acquisition date fair values. For acquisitions of real estate accounted for as an asset acquisition, the fair value of consideration transferred by us (including transaction costs) is allocated to all assets acquired and liabilities assumed on a relative fair value basis. Tangible assets consist primarily of land, building and improvements. Identifiable intangible assets primarily consist of the above market component of in-place leases, tenant origination and absorption costs and tenant relationship intangibles, and identifiable intangible liabilities primarily consist of the below market component of in-place leases. Acquisition costs associated with real estate acquisitions deemed asset acquisitions are capitalized, and costs associated with real estate acquisitions deemed business combinations are expensed as incurred.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. We make our best estimate based on our evaluation of the specific characteristics of each tenant's lease. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate Investments

We regularly monitor events and changes in circumstances, including investment operating performance and general market conditions, that could indicate that the carrying amounts of our real estate investments may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of our real estate investments through the undiscounted future cash flows and the eventual disposition of the investment. In some instances, there may be various potential outcomes for an investment and its potential undiscounted future cash flows. In these instances, the undiscounted future cash flows models used to assess recoverability are based on several assumptions and are probability-weighted based on our best estimates as of the date of evaluation. These assumptions include, among others, market rent, revenue and expense growth rates, absorption period, stabilized occupancy, holding period, market capitalization rates, and estimated market values based on analysis of letters of intent, purchase and sale agreements and recent sales data for comparable properties. When discounted cash flow is used to determine fair value, a discount rate assumption is also used. The assumptions are generally based on management's experience in its local real estate markets, and the effects of current market conditions, which are subject to economic and market uncertainties. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our real estate investments, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of our real estate investments. We determine estimated fair value based primarily upon (i) estimated sale prices from signed contracts or letters of intent from third-party offers, (ii) discounted cash flow models of the investment over its remaining hold period, (iii) third-party appraisals and (iv) recent sales data for comparable properties.

Revenue Recognition

We recognize rental revenue from tenants, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when it is probable that substantially all rents over the life of a lease are collectible. Certain of our leases provide for contingent rents equal to a percentage of the facility's revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the applicable base amount or other threshold.

We assess the collectability of rents on a lease-by-lease basis, and in doing so, consider such things as historical bad debts, tenant creditworthiness, current economic trends, facility operating performance, lease structure, credit enhancements (including guarantees), current developments relevant to a tenant's business specifically and to its business category generally, and changes in tenants' payment patterns. Our assessment includes an estimation of a tenant's ability to fulfill all of its rental obligations over the remaining lease term. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. If at any time we cannot determine that it is probable that substantially all rents over the life of a lease are collectible, rental revenue will be recognized only to the extent of payments received, and all receivables associated with the lease will be written off irrespective of amounts expected to be collectible. Any recoveries of these amounts will be recorded in future periods upon receipt of payment. Write-offs of receivables and any recoveries of previously written-off receivables are recorded as adjustments to rental revenue.

Revenue from resident fees and services is recorded monthly as services are provided and includes resident room and care charges, ancillary services charges and other resident charges.

Investment in Unconsolidated Joint Ventures

We report investments in unconsolidated entities over whose operating and financial policies we have the ability to exercise significant influence under the equity method of accounting. Under this method of accounting, our share of the investee's earnings or losses is included in our consolidated statements of (loss) income. The initial carrying value of the investment is based on the amount paid to purchase the joint venture interest. Differences between our cost basis and the basis reflected at the joint venture level are generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of earnings of the joint venture. In addition, distributions received from unconsolidated entities are classified based on the nature of the activity or activities that generated the distribution.

We regularly monitor events and changes in circumstances, including investment operating performance, changes in anticipated holding period and general market conditions, that could indicate that the carrying amounts of our equity method investments may be impaired. An equity method investment's value is impaired when the fair value of the investment is less than its carrying value and we determine the decline in value is other-than-temporary. The fair value is estimated based on discounted cash flows models that include all estimated cash inflows and outflows and any estimated debt premiums or discounts. The discounted cash flows are based on several assumptions, including management fee, absorption period, terminal capitalization rates, revenue and expense per bed, revenue and expense growth percentage, replacement reserve per unit, stabilized occupancy, stabilized operating margin, price per bed and discount rates. The assumptions are generally based on management's experience in its local real estate markets, and the effects of current market conditions, which are subject to economic and market uncertainties. If we believe that there is an other-than-temporary decline in the value of an equity method investment, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of such equity method investment.

Loans Receivable, Sales-Type Lease and Credit Losses

Loans Receivable

Loans receivable are reflected at amortized cost on our consolidated balance sheets. The amortized cost of a loan receivable is the outstanding unpaid principal balance, net of unamortized discounts, costs and fees directly associated with the origination of the loan.

Loans acquired in connection with a business combination are recorded at their acquisition date fair value. We determine the fair value of loans receivable based on estimates of expected discounted cash flows, collateral, credit risk and other factors. A valuation allowance is not established at the acquisition date, as the amount of estimated future cash flows reflects our judgment regarding their uncertainty. The difference between the acquisition date fair value and the total expected cash flows is recognized as interest income using the effective interest method over the life of the applicable loan. Any unamortized balances are immediately recognized in income if the loan is repaid before its contractual maturity.

Interest income on our loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination costs are amortized over the term of the loan as an adjustment to interest income. When concerns exist as to the ultimate collection of principal or interest due under a loan, the loan is placed on nonaccrual status, and we will not recognize interest income until the cash is received, or the loan returns to accrual status. If we determine that the collection of interest according to the contractual terms of the loan or through the receipts of assets in satisfaction of contractual amounts due is probable, we will resume the accrual of interest. In instances where borrowers are in default under the terms of their loans, we may continue recognizing interest income provided that all amounts owed under the contractual terms of the loan, including accrued and unpaid interest, do not exceed the estimated fair value of the collateral, less costs to sell.

On a quarterly basis, we evaluate the collectability of our interest income receivable and establish a reserve for amounts not expected to be collected. Our evaluation includes reviewing credit quality indicators such as payment status, changes affecting the operations of the facilities securing the loans, and national and regional economic factors. The reserve is a valuation allowance that reflects management's estimate of losses inherent in the interest income receivable balance as of the balance sheet date. The reserve is adjusted through provision for loan losses and other reserves on our consolidated statements of (loss) income and is decreased by charge-offs to specific receivables.

Sales-Type Lease

Our investment in sales-type leases is reflected on the accompanying consolidated balance sheets as the present value of total rental payments, plus estimated purchase price, less unearned lease income. Selling profit or loss is recorded upon classification as a sales-type lease, and unearned income is amortized over the lease term to provide a constant yield when collectability of the lease payments is reasonably assured.

Credit Losses

On a quarterly basis, we evaluate the collectability of our loan portfolio and sales-type lease, including the portion of unfunded loan commitments expected to be funded, and establish an allowance for credit losses. The allowance for credit losses is calculated using the related amortization schedules, payment histories and loan-to-value ratios. The following rates are applied to determine the aggregate expected losses, which is recorded as the allowance for credit losses: (i) a default rate, (ii) a liquidation cost rate and (iii) a distressed property reduction rate. If no loan-to-value ratio is available, a loss severity rate is applied in place of the liquidation cost rate and the distressed property reduction rate. The default rate is based on average charge-off and delinquency rates from the Federal Reserve, and the other rates are based on industry research and historical performance of a similar portfolio of financial assets. The allowance for credit losses is a valuation allowance that reflects management's estimate of losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through provision for loan losses and other reserves on our consolidated statements of (loss) income and is decreased by charge-offs to specific loans.

Preferred Equity Investments and Preferred Return

Preferred equity investments are accounted for at unreturned capital contributions, plus accrued and unpaid preferred returns. We recognize preferred return income on a monthly basis based on the outstanding investment including any previously accrued and unpaid return. As a preferred member of the preferred equity joint ventures in which we participate, we are not entitled to share in the joint venture's earnings or losses. Rather, we are entitled to receive a preferred return, which is deferred if the cash flow of the joint venture is insufficient to currently pay the accrued preferred return.

We regularly monitor events and changes in circumstances that could indicate that the carrying amounts of our preferred equity investments may not be recoverable or realized. On a quarterly basis, we evaluate our preferred equity investments for impairment based on a comparison of the fair value of the investment to its carrying value. The fair value is estimated based on discounted cash flows that include all estimated cash inflows and outflows over a specified holding period. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our preferred equity investment, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of our preferred equity investment.

Income Taxes

We elected to be treated as a REIT with the filing of our U.S. federal income tax return for the taxable year beginning January 1, 2011. We believe that we have been organized and have operated, and we intend to continue to operate, in a manner to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

As a result of certain investments, we record income tax expense or benefit with respect to certain of our entities that are taxed as taxable REIT subsidiaries under provisions similar to those applicable to regular corporations and not under the REIT provisions.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

We evaluate our tax positions using a two-step approach: step one (recognition) occurs when we conclude that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and step two (measurement) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit (determined on a cumulative probability basis) that is more likely than not to be realized upon ultimate settlement. We will recognize tax penalties relating to unrecognized tax benefits as additional tax expense.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we may use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) to establish a fair value. If more than one valuation source is used, we will assign weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Recently Issued Accounting Standards Update

See Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for information concerning recently issued accounting standards updates.

Results of Operations

As of December 31, 2022, our investment portfolio consisted of 402 real estate properties held for investment, one investment in a sales-type lease, 12 investments in loans receivable, seven preferred equity investments and three investments in unconsolidated joint ventures. As of December 31, 2021, our investment portfolio consisted of 416 real estate properties held for investment, one investment in a sales-type lease, 18 investments in loans receivable, eight preferred equity investments and one investment in an unconsolidated joint venture. In general, we expect that income and expenses related to our portfolio will fluctuate in future periods in comparison to the corresponding prior periods as a result of investment and disposition activity and anticipated future changes in our portfolio. The results of operations presented are not directly comparable due to ongoing acquisition and disposition activity.

A discussion of our results of operations for the year ended December 31, 2020 is included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of results of operations for the years ended December 31, 2021 and 2020" section in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021.

Comparison of results of operations for the years ended December 31, 2022 and 2021 (dollars in thousands):

	For the Year Ended December 31,		Increase / (Decrease)	Percentage Difference	Variance due to Acquisitions, Originations and Dispositions [1]	Remaining Variance [2]
	2022	2021				
Revenues:						
Rental and related revenues	$ 400,586	$ 396,716	$ 3,870	1 %	$ (11,246)	$ 15,116
Resident fees and services	186,672	155,512	31,160	20 %	13,503	17,657
Interest and other income	37,553	17,317	20,236	117 %	17,327	2,909
Expenses:						
Depreciation and amortization	187,782	178,991	8,791	5 %	984	7,807
Interest	105,471	98,632	6,839	7 %	(242)	7,081
Triple-net portfolio operating expenses	19,623	20,221	(598)	(3)%	(857)	259
Senior housing - managed portfolio operating expenses	142,990	120,980	22,010	18 %	11,224	10,786
General and administrative	39,574	34,669	4,905	14 %	—	4,905
Provision for loan losses and other reserves	141	3,935	(3,794)	(96)%	(1,578)	(2,216)
Impairment of real estate	94,042	9,499	84,543	890 %	5,306	79,237
Other (expense) income:						
Loss on extinguishment of debt	(411)	(34,622)	34,211	(99)%	(150)	34,361
Other (expense) income	(1,097)	373	(1,470)	(394)%	—	(1,470)
Net (loss) gain on sales of real estate	(12,011)	12,301	(24,312)	(198)%	(24,312)	—
Loss from unconsolidated joint ventures	(98,032)	(192,081)	94,049	(49)%	(948)	94,997
Income tax expense	(1,242)	(1,845)	603	(33)%	—	603

[1] Represents the dollar amount increase (decrease) for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of investments/dispositions made after January 1, 2021.

[2] Represents the dollar amount increase (decrease) for the year ended December 31, 2022 compared to the year ended December 31, 2021 that is not a direct result of investments/dispositions made after January 1, 2021.

Rental and Related Revenues

During the year ended December 31, 2022, we recognized $400.6 million of rental income compared to $396.7 million for the year ended December 31, 2021. The $3.9 million net increase in rental income is related to (i) an $11.0 million net increase related to leases that are no longer accounted for on an accrual basis, (ii) a $5.6 million increase due to lease amendments and annual increases associated with a consumer price index adjustment and (iii) a $1.6 million increase from properties acquired after January 1, 2021. The $11.0 million net increase related to leases that are not accounted for on an accrual basis includes a $26.9 million net decrease in write-offs of straight-line rental income receivable and a decrease in acceleration of amortization of the remaining above-market lease intangibles and an $0.8 million increase in operating expense recoveries, partially offset by an $8.7 million decrease in earned cash rents primarily due to the Avamere lease amendment effective February 1, 2022 and an $8.0 million decrease in non-cash rental revenue. During the year ended December 31, 2022, we wrote off $17.1 million in straight-line rental income receivables primarily due to the termination of the North American leases compared to $44.0 million in straight-line rental income receivable write-offs and acceleration of amortization of the remaining above-market lease intangible during the year ended December 31, 2021 primarily related to the Avamere leases. These increases are partially offset by (i) a $12.9 million decrease from properties disposed of after January 1, 2021, (ii) a $1.0 million decrease from facilities transferred to new tenants and (iii) a $0.7 million decrease related to lease intangibles that have been fully amortized.

Our reported rental and related revenues may be subject to increased variability in the future as a result of lease accounting standards. If at any time we cannot determine that it is probable that substantially all rents over the life of a lease are collectible, rental revenue will be recognized only to the extent of payments received and all receivables associated with the lease will be written off, irrespective of amounts expected to be collectible. However, there can be no assurances regarding the timing and amount of these revenues. Amounts due under the terms of all of our lease agreements are subject to contractual increases, and contingent rental income may be derived from certain lease agreements. No material contingent rental income was derived during the years ended December 31, 2022 and 2021.

Our rental income in future years will be impacted by changes in inflation. Certain of our lease agreements provide for an annual rent escalator based on the percentage change in the Consumer Price Index (but not less than zero), subject to minimum or maximum fixed percentages that range from 1.0% to 5.0%.

Resident Fees and Services

During the year ended December 31, 2022, we recognized $186.7 million of resident fees and services compared to $155.5 million for the year ended December 31, 2021. The $31.2 million net increase is primarily due to (i) a $14.8 million increase related to increased occupancy and an increase in rates, (ii) a $13.5 million increase from five Senior Housing - Managed communities acquired after January 1, 2021 and (iii) a $3.3 million increase related to seven previously-leased communities that were transitioned to our Senior Housing - Managed portfolio after January 1, 2021, partially offset by a $0.4 million decrease in government grant income.

Interest and Other Income

Interest and other income primarily consists of income earned on our loans receivable investments, preferred returns earned on our preferred equity investments and income on the sales-type lease. During the year ended December 31, 2022, we recognized $37.6 million of interest and other income compared to $17.3 million for the year ended December 31, 2021. The net increase of $20.2 million is primarily due to (i) an $18.6 million increase in income from investments made after January 1, 2021, primarily related to the initial funding of the $290.0 million mortgage loan receivable to Recovery Centers of America Holdings, LLC in October 2021, (ii) a $2.5 million lease termination payment primarily related to one skilled nursing/ transitional care facility during the year ended December 31, 2022 and (iii) $0.5 million in late fee income, partially offset by a $1.3 million decrease in income from investments repaid after January 1, 2021.

Depreciation and Amortization

During the year ended December 31, 2022, we incurred $187.8 million of depreciation and amortization expense compared to $179.0 million for the year ended December 31, 2021. The $8.8 million net increase is due to (i) a $7.0 million increase due to the acceleration of lease intangible amortization related to facilities transitioned to new tenants and lease terminations, (ii) a $5.4 million increase from properties acquired after January 1, 2021 and (iii) a $1.3 million increase from additions to real estate. The increases are partially offset by a $4.4 million decrease from properties disposed of after January 1, 2021 and a $0.1 million decrease related to assets that have been fully depreciated.

Interest Expense

We incur interest expense comprised of costs of borrowings plus the amortization of deferred financing costs related to our indebtedness. During the year ended December 31, 2022, we incurred $105.5 million of interest expense compared to $98.6 million for the year ended December 31, 2021. The $6.8 million net increase is related to a $20.4 million increase in interest expense related to the issuance of the 2031 Notes and a $3.2 million increase in non-cash interest expense related to our interest rate hedges. The increases are partially offset by (i) an $11.8 million decrease in interest expense related to the redemption of all $300.0 million of 4.80% senior unsecured notes due 2024 in October 2021, (ii) a $3.9 million decrease in interest expense related to a reduction in the borrowings outstanding under the Prior Credit Agreement (as defined below) and (iii) an $0.8 million decrease in interest expense related to a decrease in our mortgage debt as a result of the repayment of debt secured by three facilities during 2022 and the sales of two facilities securing the mortgage debt during 2021.

Triple-Net Portfolio Operating Expenses

During the year ended December 31, 2022, we recognized $19.6 million of triple-net portfolio operating expenses compared to $20.2 million for the year ended December 31, 2021. The $0.6 million net decrease is primarily due to properties disposed of after January 1, 2021.

Senior Housing - Managed Portfolio Operating Expenses

During the year ended December 31, 2022, we recognized $143.0 million of operating expenses compared to $121.0 million for the year ended December 31, 2021. The $22.0 million net increase is due to (i) a $11.2 million increase related to five Senior Housing - Managed communities acquired after January 1, 2021, (ii) a $4.0 million increase in employee compensation primarily due to increased labor rates and staffing, (iii) a $2.7 million increase related to seven previously-leased communities that were transitioned to our Senior Housing - Managed portfolio after January 1, 2021, (iv) a $1.8 million increase in management fees and dining expenses due to increased occupancy, (v) a $1.4 million increase in utility expense, (vi) a $0.8 million increase due to the resumption of repairs and maintenance projects as pandemic-related restrictions have been eased and a (vii) a $0.5 million increase in expenses due to increased marketing activity, partially offset by a $0.8 million decrease in supplies and labor needs related to COVID-19.

General and Administrative Expenses

General and administrative expenses include compensation-related expenses as well as professional services, office costs, other costs associated with asset management, and merger and acquisition costs. During the year ended December 31, 2022, general and administrative expenses were $39.6 million compared to $34.7 million during the year ended December 31, 2021. The $4.9 million net increase is related to (i) a $2.8 million increase in compensation for our team members as a result of increased staffing and annual compensation adjustments, (ii) a $2.2 million increase in professional, consulting and legal fees primarily related to ESG initiatives, a consulting arrangement with our former Chief Financial Officer and tenant transitions and (iii) a $0.2 million severance payment made to our former Executive Vice President of Portfolio Management. The increases are partially offset by a $0.5 million net decrease in stock-based compensation primarily due to changes in performance-based vesting assumptions on management's equity compensation.

Provision for Loan Losses and Other Reserves

During the years ended December 31, 2022 and 2021, we recognized a $0.1 million and $3.9 million provision for loan losses and other reserves, respectively. Of the $3.9 million provision recognized in 2021, $2.0 million was due to one loan deemed uncollectible during the year ended December 31, 2021 and the remaining $1.9 million was primarily due to the increase in our loans receivable investment balance.

Impairment of Real Estate

During the year ended December 31, 2022, we recognized $94.0 million of impairment of real estate related to 10 skilled nursing/transitional care facilities that have either sold or are under contract to sell. During the year ended December 31, 2021, we recognized $9.5 million of impairment of real estate related to two skilled nursing/transitional care facilities and one senior housing community that have sold. See Note 5, "Impairment of Real Estate and Dispositions," in the Notes to Consolidated Financial Statements for additional information regarding these impairments.

Loss on Extinguishment of Debt

During the year ended December 31, 2022, we recognized a $0.4 million loss on extinguishment of debt related to write-offs of deferred financing costs in connection with the partial pay down of the U.S. dollar Prior Term Loan. During the year ended December 31, 2021, we recognized a $34.6 million loss on extinguishment of debt consisting of (i) $32.7 million in connection with the redemption of the 2024 Notes, including $30.2 million in payments made to noteholders and legal fees for early redemption and $2.5 million of write-offs associated with unamortized deferred financing and premium costs, (ii) $1.8 million related to write-offs of deferred financing costs in connection with the partial pay down of the U.S. dollar Prior Term Loan and (iii) $0.1 million related to write-offs of deferred financing costs in connection with the sale of two facilities that secured one mortgage note.

Other (Expense) Income

During the year ended December 31, 2022, we recognized $1.1 million of other expense primarily related to a $2.2 million foreign currency transaction loss related to our Canadian borrowings, partially offset by $1.1 million of other income related to settlement payments received related to legacy Care Capital Properties ("CCP") investments. During the year ended December 31, 2021, we recognized $0.4 million of other income primarily related to settlement payments received related to legacy CCP investments.

Net (Loss) Gain on Sales of Real Estate

During the year ended December 31, 2022, we recognized an aggregate net loss on the sales of real estate of $12.0 million related to the disposition of 13 skilled nursing/transitional care facilities and five senior housing communities. During the year ended December 31, 2021, we recognized an aggregate net gain on the sales of real estate of $12.3 million consisting of (i) an aggregate $11.3 million net gain related to the disposition of eight skilled nursing/transitional care facilities, six senior housing communities and two specialty hospitals and (ii) a $1.0 million gain due to reassessing the classification of a lease and determining the lease, which requires the tenant to purchase the property at the maturity of the lease, should be accounted for as a sales-type lease, and this reassessment required the recognition of the gain on sale prior to the actual sale to our tenant.

Loss from Unconsolidated Joint Ventures

During the year ended December 31, 2022, we recognized $98.0 million of loss from our unconsolidated joint ventures compared to $192.1 million of loss for the year ended December 31, 2021. The $94.0 million net decrease in the loss is related to a $95.4 million decrease in loss from the Enlivant Joint Venture, partially offset by $1.4 million of net loss, including $3.6

million of depreciation expense and $0.3 million of transaction costs, from 15 senior housing communities acquired by two joint ventures entered into during the year ended December 31, 2022.

The $95.4 million decrease in loss from the Enlivant Joint Venture is due to (i) a $164.1 million other-than-temporary impairment recorded during the year ended December 31, 2021 compared to a $57.8 million other-than-temporary impairment recorded during the year ended December 31, 2022 (see Note 4, "Investment in Real Estate Properties" in the Notes to Consolidated Financial Statements for additional information regarding the impairment), (ii) a $19.9 million increase in revenue from the facilities owned by the Enlivant Joint Venture as of December 31, 2022, primarily due to increased occupancy and an increase in rates, (iii) a $4.5 million decrease in impairment of real estate, including basis difference, recorded during the year ended December 31, 2021 related to four senior housing communities and (iv) $3.6 million of government grant income recognized during the year ended December 31, 2022. These decreases in loss are partially offset by (i) a $19.6 million deferred tax valuation allowance, (ii) an $18.2 million increase in operating expenses from the facilities owned by the Enlivant Joint Venture as of December 31, 2022 and (iii) a $3.7 million decrease in deferred tax benefit due to higher taxable income. The $18.2 million increase in operating expenses consists primarily of (i) a $12.9 million increase in employee compensation primarily due to increased labor rates and staffing, (ii) a $2.5 million increase in support payments paid to the manager of the Enlivant Joint Venture with proceeds received from the issuance of senior preferred interests to TPG in 2022 and Q4 2021 and cash on hand at the Enlivant Joint Venture in Q2 2021, (iii) a $2.5 million increase in management fees and dining expenses primarily due to increased occupancy, partially offset by a $1.7 million decrease in supply needs related to COVID-19.

Income Tax Expense

During the year ended December 31, 2022, we recognized $1.2 million of income tax expense compared to $1.8 million for the year ended December 31, 2021. The $0.6 million decrease is due to lower taxable income from our Senior Housing - Managed portfolio.

Funds from Operations and Adjusted Funds from Operations

We believe that net income as defined by GAAP is the most appropriate earnings measure. We also believe that funds from operations ("FFO"), as defined in accordance with the definition used by the National Association of Real Estate Investment Trusts ("Nareit"), and adjusted funds from operations ("AFFO") (and related per share amounts) are important non-GAAP supplemental measures of our operating performance. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. Thus, Nareit created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined as net income, computed in accordance with GAAP, excluding gains or losses from real estate dispositions and our share of gains or losses from real estate dispositions related to our unconsolidated joint ventures, plus real estate depreciation and amortization, net of amounts related to noncontrolling interests, plus our share of depreciation and amortization related to our unconsolidated joint ventures, and real estate impairment charges of both consolidated and unconsolidated entities when the impairment is directly attributable to decreases in the value of the depreciable real estate held by the entity. AFFO is defined as FFO excluding merger and acquisition costs, stock-based compensation expense, non-cash rental and related revenues, non-cash interest income, non-cash interest expense, non-cash portion of loss on extinguishment of debt, provision for loan losses and other reserves, non-cash lease termination income and deferred income taxes, as well as other non-cash revenue and expense items (including ineffectiveness gain/loss on derivative instruments, and non-cash revenue and expense amounts related to noncontrolling interests) and our share of non-cash adjustments related to our unconsolidated joint ventures. We believe that the use of FFO and AFFO (and the related per share amounts), combined with the required GAAP presentations, improves the understanding of our operating results among investors and makes comparisons of operating results among REITs more meaningful. We consider FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding the applicable items listed above, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. FFO and AFFO also do not consider the costs associated with capital expenditures related to our real estate assets nor do they purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current Nareit definition or that interpret the current Nareit definition or define AFFO differently than we do.

The following table reconciles our calculations of FFO and AFFO for the years ended December 31, 2022, 2021 and 2020, to net income, the most directly comparable GAAP financial measure, for the same periods (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2022	2021	2020
Net (loss) income	$ (77,605)	$ (113,256)	$ 138,417
Depreciation and amortization of real estate assets	187,782	178,991	176,737
Depreciation, amortization and impairment of real estate assets related to unconsolidated joint ventures	22,095	26,129	26,949
Net loss (gain) on sales of real estate	12,011	(12,301)	(2,861)
Net (gain) loss on sales of real estate related to unconsolidated joint ventures	(220)	33	3,281
Impairment of real estate	94,042	9,499	4,003
Other-than-temporary impairment of unconsolidated joint ventures	57,778	164,126	—
FFO	295,883	253,221	346,526
Stock-based compensation expense	7,453	7,914	7,907
Non-cash rental and related revenues	2,183	25,823	(4,458)
Non-cash interest income	(2,285)	(1,988)	(2,351)
Non-cash interest expense	11,094	8,368	8,418
Non-cash portion of loss on extinguishment of debt	411	4,426	531
Provision for loan losses and other reserves	141	3,935	1,855
Deferred tax valuation allowance related to unconsolidated joint ventures	19,613	—	—
Other adjustments related to unconsolidated joint ventures	(5,155)	(5,051)	1,913
Other non-cash adjustments	2,474	492	825
AFFO	$ 331,812	$ 297,140	$ 361,166
FFO per diluted common share	$ 1.28	$ 1.15	$ 1.67
AFFO per diluted common share	$ 1.43	$ 1.35	$ 1.74
Weighted average number of common shares outstanding, diluted:			
FFO	231,851,542	220,102,563	207,252,830
AFFO	232,784,543	220,526,512	208,039,530

The following table sets forth additional information related to certain other items included in net income (loss) above, and the portions of each that are included in FFO and AFFO, which may be helpful in assessing our operating results. Please refer to "—Results of Operations" above for additional information regarding these items (in millions):

	Year Ended December 31,								
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	Net Income (Loss)			FFO			AFFO		
Rental and related revenues:									
Non-cash rental and related revenue write-offs / lease intangible amortization acceleration	$ 16.7	$ 44.0	$ 20.8	$ 16.7	$ 44.0	$ 20.8	$ —	$ —	$ —
Resident fees and services:									
Grant income under government programs [1]	0.1	0.5	1.8	0.1	0.5	1.8	0.1	0.5	1.8
Interest and other income:									
Lease termination income	2.5	—	0.3	2.5	—	0.3	2.5	—	0.3
Provision for loan losses and other reserves	0.1	3.9	1.9	0.1	3.9	1.9	—	—	—
Loss on extinguishment of debt	0.4	34.6	0.5	0.4	34.6	0.5	—	30.2	—
Other (expense) income	(1.1)	0.4	2.2	(1.1)	0.4	2.2	1.2	0.4	2.3
Loss from unconsolidated joint ventures:									
Grant income under government programs [1]	3.6	—	3.5	3.6	—	3.5	3.6	—	3.5
Deferred income tax (benefit) expense	(2.4)	(6.0)	0.5	(2.4)	(6.0)	0.5	—	—	—
Deferred tax valuation allowance	19.6	—	—	19.6	—	—	—	—	—
Support payments paid to joint venture manager [2]	12.3	9.8	—	12.3	9.8	—	12.3	9.8	—
Impairment of real estate	—	4.5	—	—	—	—	—	—	—
Other-than-temporary impairment of unconsolidated joint ventures	57.8	164.1	—	—	—	—	—	—	—

[1] Consists of funds specifically paid to communities in our Senior Housing - Managed portfolio from state or federal governments related to the pandemic and were incremental to the amounts that would have otherwise been received for providing care to residents.

[2] Funding for support payments did not require capital contributions from Sabra but rather were funded with proceeds received by the Enlivant Joint Venture from TPG for the issuance of senior preferred interests or with cash on hand at the Enlivant Joint Venture.

Liquidity and Capital Resources

As of December 31, 2022, we had approximately $852.3 million in liquidity, consisting of unrestricted cash and cash equivalents of $49.3 million and available borrowings under our Prior Revolving Credit Facility of $803.0 million. The Credit Agreement also contains an accordion feature that can increase the total available borrowings to $2.75 billion, subject to terms and conditions.

We have filed a shelf registration statement with the SEC that expires in November 2025, which allows us to offer and sell shares of common stock, preferred stock, warrants, rights, units, and certain of our subsidiaries to offer and sell debt securities, through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis, in amounts, at prices and on terms we determine at the time of the offering, subject to market conditions.

On August 6, 2021, we established an at-the-market equity offering program (the "ATM Program") pursuant to which shares of our common stock having an aggregate gross sales price of up to $500.0 million may be sold from time to time (i) by us through a consortium of banks acting as sales agents or directly to the banks acting as principals or (ii) by a consortium of banks acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. On November 9, 2022, we terminated the ATM Program. During the period from January 1, 2022 to November 9, 2022, no shares were sold under the ATM Program and we did not utilize the forward feature of the ATM Program.

Our short-term liquidity requirements consist primarily of operating expenses, including our planned capital expenditures and funding commitments, interest expense, scheduled debt service payments under our loan agreements, dividend requirements, general and administrative expenses and other requirements described under "Material Cash Requirements" below. Based on our current assessment, we believe that our available cash, operating cash flows and borrowings available to us under our Revolving Credit Facility provide sufficient funds for such requirements for the next twelve months. In addition, we do not believe that the restrictions under our Senior Notes Indentures (as defined below) or Credit Agreement significantly limit our ability to use our available liquidity for these purposes.

Our long-term liquidity requirements consist primarily of future investments in properties, including any improvements or renovations of current or newly-acquired properties, as well as scheduled debt maturities. We expect to meet these liquidity needs using the sources above as well as the proceeds from issuances of common stock, preferred stock, debt or other securities, additional borrowings, including mortgage debt or a new or refinanced credit facility, and proceeds from the sale of properties. In addition, we may seek financing from U.S. government agencies, including through Fannie Mae, Freddie Mac and HUD, in appropriate circumstances in connection with acquisitions.

Cash Flows from Operating Activities

Net cash provided by operating activities was $315.7 million for the year ended December 31, 2022. Operating cash inflows were derived primarily from the rental payments received under our lease agreements, resident fees and services net of the corresponding operating expenses and interest payments from borrowers under our loan and preferred equity investments. Operating cash outflows consisted primarily of interest payments on borrowings and payment of general and administrative expenses, including corporate overhead. Increases to operating cash flows primarily relate to completed investment activity, and decreases to operating cash flows primarily relate to disposition activity and interest expense from increased borrowing activity and higher interest rates. In addition, the change in operating cash flows was impacted by the timing of collections from our tenants and borrowers and fluctuations in the operating results of our Senior Housing - Managed communities. We expect our annualized cash flows provided by operating activities to fluctuate as a result of such activity.

Cash Flows from Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $216.2 million and included $142.9 million used for the investment in two unconsolidated joint ventures, $92.2 million used for the acquisition of four facilities, $54.5 million used for additions to real estate, $23.8 million used to provide funding for loans receivable, $8.0 million used to provide funding for preferred equity investments and $0.8 million used for escrow deposits for potential investments, partially offset by $87.3 million of net proceeds from the sales of real estate, $8.0 million of escrow deposits for potential sale of real estate, $5.4 million in repayments of preferred equity investments and $5.3 million in repayments of loans receivable.

Cash Flows from Financing Activities

During the year ended December 31, 2022, net cash used in financing activities was $161.7 million and included $277.2 million of dividends paid to stockholders, $63.8 million of principal repayments on Prior Term Loans, $17.5 million of principal repayments on secured debt, $4.8 million of net costs primarily related to payroll tax payments related to the issuance of common stock pursuant to equity compensation arrangements and our ATM Program, and a $2.5 million payment of contingent consideration, partially offset by $204.0 million of net borrowings from our Prior Revolving Credit Facility.

Please see the accompanying consolidated statements of cash flows for details of our operating, investing and financing cash activities.

Material Cash Requirements

Our material cash requirements include the following contractual and other obligations.

Senior Unsecured Notes. Our senior unsecured notes consisted of the following (collectively, the "Senior Notes") as of December 31, 2022 (dollars in thousands):

Title	Maturity Date	Principal Balance [1]
5.125% senior unsecured notes due 2026 (the "2026 Notes")	August 15, 2026	$ 500,000
5.88% senior unsecured notes due 2027 (the "2027 Notes")	May 17, 2027	100,000
3.90% senior unsecured notes due 2029 (the "2029 Notes")	October 15, 2029	350,000
3.20% senior unsecured notes due 2031 (the "2031 Notes")	December 1, 2031	800,000
		$ 1,750,000

[1] Principal balance does not include discount, net of $3.5 million and deferred financing costs, net of $12.0 million as of December 31, 2022.

See Note 8, "Debt," in the Notes to Consolidated Financial Statements and "Subsidiary Issuer and Guarantor Financial Information" below for additional information concerning the Senior Notes, including information regarding the indentures and agreements governing the Senior Notes (the "Senior Notes Indentures"). As of December 31, 2022, we were in compliance with all applicable covenants under the Senior Notes Indentures.

Credit Agreement. Pursuant to a fifth amended and restated credit agreement entered into by the Operating Partnership and Sabra Canadian Holdings, LLC (together, the "Borrowers"), and the other parties thereto effective on September 9, 2019 (the "Prior Credit Agreement"), as of December 31, 2022, we had a $1.0 billion revolving credit facility (the "Prior Revolving Credit Facility"), a $436.3 million U.S. dollar term loan and a CAD $125.0 million Canadian dollar term loan (collectively, the "Prior Term Loans").

Effective January 4, 2023, the Borrowers, and the other parties thereto entered into a sixth amended and restated credit agreement (the "Credit Agreement") that includes a $1.0 billion revolving credit facility (the "Revolving Credit Facility"), a $430.0 million U.S. dollar term loan and a CAD $150.0 million Canadian dollar term loan (collectively, the "Term Loans"). Further, up to $350.0 million of the Revolving Credit Facility may be used for borrowings in certain foreign currencies. The Credit Agreement also contains an accordion feature that can increase the total available borrowings to $2.75 billion, subject to terms and conditions

The Revolving Credit Facility has a maturity date of January 4, 2027, and includes two six-month extension options. The Term Loans have a maturity date of January 4, 2028.

The obligations of the Borrowers under the Credit Agreement are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by us and one of our non-operating subsidiaries, subject to release under certain customary circumstances.

See Note 8, "Debt," in the Notes to Consolidated Financial Statements for additional information concerning the Credit Agreement, including information regarding covenants contained in the Credit Agreement. As of December 31, 2022, we were in compliance with all applicable covenants under the Credit Agreement.

Secured Indebtedness. As of December 31, 2022, eight of our properties held for investment were subject to secured indebtedness to third parties, and our secured debt consisted of the following (dollars in thousands):

Interest Rate Type	Principal Balance [1]	Weighted Average Interest Rate	Maturity Date
Fixed Rate	$ 50,123	2.84 %	May 2031 - August 2051

[1] Principal balance does not include deferred financing costs, net of $0.9 million as of December 31, 2022.

Interest. Our estimated interest and facility fee payments based on principal amounts of debt outstanding as of December 31, 2022, applicable interest rates in effect as of December 31, 2022, and including the impact of interest rate swaps and collars are $102.3 million in 2023, $86.7 million in 2024, $72.0 million in 2025, $72.0 million in 2026, $43.4 million in 2027 and $141.3 million thereafter.

Capital Expenditures and Other Expenditures and Funding Commitments. For the years ended December 31, 2022 and 2021 and 2020, our aggregate capital expenditures were $54.5 million, $42.7 million and $47.4 million, respectively. As of December 31, 2022, our aggregate commitment for future capital and other expenditures related to facilities leased under triple-net operating leases was approximately $73 million, of which $65 million will directly result in incremental rental income, and approximately $55 million will be spent over the next 12 months. Additionally, as of December 31, 2022, anticipated capital expenditures related to our Senior Housing - Managed communities was approximately $45 million, of which we expect to spend approximately $27 million over the next 12 months.

In addition, as of December 31, 2022, we have committed to provide up to $33.6 million of future funding related to two preferred equity investments.

Dividends. To maintain REIT status, we are required each year to distribute to stockholders at least 90% of our annual REIT taxable income after certain adjustments. All distributions will be made by us at the discretion of our board of directors and will depend on our financial position, results of operations, cash flows, capital requirements, debt covenants (which include limits on distributions by us), applicable law, and other factors as our board of directors deems relevant.

We paid dividends of $277.2 million on our common stock during the year ended December 31, 2022. On February 1, 2023, our board of directors declared a quarterly cash dividend of $0.30 per share of common stock. The dividend will be paid on February 28, 2023 to common stockholders of record as of February 13, 2023.

Subsidiary Issuer and Guarantor Financial Information. In connection with the Operating Partnership's assumption of the 2026 Notes, we have fully and unconditionally guaranteed the 2026 Notes. The 2029 Notes and 2031 Notes are issued by the Operating Partnership and guaranteed, fully and unconditionally, by us.

These guarantees are subordinated to all existing and future senior debt and senior guarantees of us, as guarantor, and are unsecured. We conduct all of our business through and derive virtually all of our income from our subsidiaries. Therefore, our ability to make required payments with respect to our indebtedness (including the Senior Notes) and other obligations depends on the financial results and condition of our subsidiaries and our ability to receive funds from our subsidiaries.

In accordance with Regulation S-X, the following aggregate summarized financial information is provided for Sabra and the Operating Partnership. This aggregate summarized financial information has been prepared from the books and records maintained by us and the Operating Partnership. The aggregate summarized financial information does not include the investments in, nor the earnings from, subsidiaries other than the Operating Partnership and therefore is not necessarily indicative of the results of operations or financial position had the Operating Partnership operated as an independent entity. Intercompany transactions have been eliminated. The aggregate summarized balance sheet information as of December 31, 2022 and 2021 and aggregate summarized statement of loss information for the year ended December 31, 2022 is as follows (in thousands):

	As of December 31,			
	2022		2021	
Total assets	$	74,063	$	117,755
Total liabilities		2,275,511		2,287,485

	Year Ended December 31, 2022	
Total revenues	$	2,423
Total expenses		125,532
Net loss		(124,391)

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants or obligors related to our investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of risks.

Management believes our current portfolio is reasonably diversified across healthcare related real estate and geographical location and does not contain any other significant concentration of credit risks. Our portfolio of 402 real estate properties held for investment as of December 31, 2022 is diversified by location across the U.S. and Canada.

For the year ended December 31, 2022, no tenant relationship represented 10% or more of our total revenues.

Skilled Nursing Facility Reimbursement Rates

For the year ended December 31, 2022 (excluding lease termination income of $2.5 million), 47.5% of our revenues was derived directly or indirectly from skilled nursing/transitional care facilities. Medicare reimburses skilled nursing facilities for Medicare Part A services under the Prospective Payment System ("PPS"), as implemented pursuant to the Balanced Budget Act of 1997 and modified pursuant to subsequent laws, most recently the Patient Protection and Affordable Care Act of 2010. PPS regulations predetermine a payment amount per patient, per day, based on a market basket index calculated for all covered costs.

On October 1, 2019, a case-mix classification system called the skilled nursing facility Patient-Driven Payment Model ("PDPM") became effective pursuant to a CMS final rule. PDPM focuses on clinically relevant factors, rather than volume-based service, for determining Medicare payment. PDPM adjusts Medicare payments based on each aspect of a resident's care, most notably for non-therapy ancillaries, which are items and services not related to the provision of therapy such as drugs and medical supplies, thereby more accurately addressing costs associated with medically complex patients. It further adjusts the skilled nursing facility per diem payments to reflect varying costs throughout the stay and incorporates safeguards against potential financial incentives to ensure that beneficiaries receive care consistent with their unique needs and goals.

On July 29, 2021, CMS released a final rule updating fiscal year 2022 Medicare rates for skilled nursing facilities providing an estimated net increase of 1.2% over fiscal year 2021 (comprised of a market basket increase of 2.7% less a forecast error adjustment of 0.8% and a productivity adjustment of 0.7%). These figures do not incorporate any of the estimated value-based purchasing reductions for skilled nursing facilities. No adjustments were made to the PDPM rate methodology in the final rule. The new payment rates became effective on October 1, 2021.

On July 29, 2022, CMS issued a final rule regarding fiscal year 2023 Medicare rates for skilled nursing facilities providing an estimated net increase of 2.7% compared to fiscal year 2022 comprised of an increase as a result of an update to the payment rates of 5.1% (which is based on (i) a market basket increase of 3.9% plus (ii) a market basket forecast error adjustment of 1.5% and less (iii) a productivity adjustment of 0.3%), partially offset by the recalibrated PDPM parity adjustment of 2.3% (the total PDPM parity adjustment is 4.6%, and it is being phased in over a two-year period). These figures do not incorporate any of the estimated value-based purchasing reductions for skilled nursing facilities. The new payment rates became effective on October 1, 2022.

In response to the COVID-19 pandemic, several federal relief packages were approved that have benefited and may continue to benefit our tenants, especially our tenants that operate skilled nursing/transitional care facilities.

On March 18, 2020, President Trump signed into law the Families First Coronavirus Response Act ("Families First Act"). Under the Families First Act, a temporary 6.2% increase in Federal Medical Assistance Percentages ("FMAP") was approved retroactive to January 1, 2020, and several states have directed FMAP funds to skilled nursing/transitional care facilities.

On March 27, 2020, President Trump signed into law The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act provides for a $178 billion Provider Relief Fund ("PRF") for eligible health care providers, which includes skilled nursing/transitional care operators, and as of September 1, 2020 also includes assisted living facility operators. Nearly all of such appropriated amount has been funded through four phases of general distributions, various targeted distributions and certain performance-based incentive payments, and such distributions have effectively ended. The CARES Act also included, among other things, a temporary suspension of 2% Medicare sequestration cut beginning May 1, 2020 through December 31, 2020, which was extended through March 31, 2022 after which a 1% payment adjustment was in effect from April through June 2022, and a further 1% payment adjustment became effective July 1, 2022.

In addition, there have been other actions taken that benefit skilled nursing/transitional care operators, including the waiver of the requirement for skilled nursing/transitional care patients to have stayed in a hospital for three days in order for services rendered in a skilled nursing/transitional care facility to qualify for Medicare Part A and relaxation of certification requirements for employees performing non-clinical services in these facilities.

The Department of Health and Human Services ("HHS") most recently extended the COVID-19 Public Health Emergency for another 90 days, effective January 11, 2023, which allows HHS to continue providing temporary regulatory waivers, including the waiver of the three-day hospital stay requirement, and new rules to equip skilled nursing facilities and some assisted living operators with flexibility to respond to the COVID-19 pandemic. In addition, the FMAP funding increase will remain in effect through June 30, 2023. On January 30, 2023, the Biden Administration announced its intent to further extend and end the emergency declaration on May 11, 2023.

With distributions from the PRF effectively completed, many states have increased their support to skilled nursing/transitional care operators. States have discretion regarding the distribution of the FMAP funds to healthcare providers, and several states have continued, and in some cases extended, these benefits to providers and/or increased their base Medicaid reimbursement rates outside of the continuation or extension of FMAP.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, primarily related to adverse changes in interest rates and the exchange rate for Canadian dollars. We use derivative instruments in the normal course of business to mitigate interest rate and foreign currency risk. We do not use derivative financial instruments for speculative or trading purposes. See Note 9, "Derivative and Hedging Instruments," in the Notes to Consolidated Financial Statements for further discussion of our derivative instruments.

Interest rate risk. As of December 31, 2022, our indebtedness included $1.8 billion aggregate principal amount of Senior Notes outstanding, $528.5 million in Prior Term Loans, $197.0 million outstanding under the Prior Revolving Credit Facility and $50.1 million of secured indebtedness to third parties on certain of the properties that our subsidiaries own. As of December 31, 2022, we had $725.5 million of outstanding variable rate indebtedness and $803.0 million available for borrowing under our Prior Revolving Credit Facility.

We expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. We also may manage, or hedge, interest rate risks related to our borrowings through interest rate swap and collar agreements. As of December 31, 2022, we had interest rate swaps that fix and interest rate collars that set a cap and floor for the London Interbank Offered Rate ("LIBOR") portion of the interest rate for $436.3 million of LIBOR-based borrowings under the U.S. dollar Term Loan at a weighted average rate of 1.14% and interest rate swaps that fix the Canadian Dollar Offered Rate

("CDOR") portion of the interest rate for CAD $125.0 million of CDOR-based borrowings under the Canadian dollar Term Loan at 1.10%.

From time to time, we may borrow under the Revolving Credit Facility to finance future investments in properties, including any improvements or renovations of current or newly acquired properties, or for other purposes. Because borrowings under the Revolving Credit Facility, as amended and restated effective January 4, 2023, bear interest on the outstanding principal amount at a rate equal to a ratings-based applicable interest margin plus, CDOR for Canadian dollar borrowings, or at the Operating Partnership's option for U.S. dollar borrowings, either (a) Daily Simple SOFR, as defined in the Credit Agreement, or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, (iii) Term SOFR, as defined in the Credit Agreement, plus 1.0%, and (iv) 1.00%, the interest rate we will be required to pay on any such borrowings will depend on then applicable rates and may vary. An increase in interest rates could make the financing of any investment by us more costly. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness.

Assuming a 100 basis point increase or decrease in the index underlying our variable rate debt, and after giving effect to the impact of interest rate derivative instruments, interest expense would increase or decrease by $1.9 million, for the twelve months following December 31, 2022.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1A, "Risk Factors."

Foreign currency risk. We are exposed to changes in foreign exchange rates as a result of our investments in Canadian real estate. Our foreign currency exposure is partially mitigated through the use of Canadian dollar denominated debt totaling CAD $329.5 million as of December 31, 2022 and cross currency swap instruments. Based on our operating results for the three months ended December 31, 2022, if the value of the Canadian dollar relative to the U.S. dollar were to increase or decrease by 10% compared to the average exchange rate during the three months ended December 31, 2022, our cash flows would have decreased or increased, as applicable, by less than $0.1 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a–15(f) and 15d–15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation using the criteria described in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Form 10-K, as stated in their attestation report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as provided below, the information required under Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our directors and team members, including our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found in the Investors—Corporate Governance section of our website at *www.sabrahealth.com*. Waivers from, and amendments to, our Code of Conduct and Ethics that apply to our directors, executive officers or persons performing similar functions will be timely posted in the Investors—Corporate Governance section of our website at *www.sabrahealth.com* to the extent required by applicable rules of the Securities and Exchange Commission or the Nasdaq Stock Market LLC.

ITEM 11. EXECUTIVE COMPENSATION

The information required under Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) **Documents filed as part of this 10-K:**

(1) **Financial Statements**

See the Index to Consolidated Financial Statements at page F-1 of this report.

(2) **Financial Statement Schedules**

The following financial statement schedules are included herein at pages   F-40   through   F-57   of this report:

Schedule III - Real Estate Assets and Accumulated Depreciation as of December 31, 2022

Schedule IV - Mortgage Loans on Real Estate as of December 31, 2022

All other schedules have been omitted because they are inapplicable or not required or the information is included elsewhere in the Consolidated Financial Statements or notes thereto.

The Enlivant Joint Venture (as defined below) was deemed a significant equity investee under Rule 3-09 of Regulation S-X for the fiscal years ended December 31, 2022 and 2021. As such, financial statements of the Enlivant Joint Venture are required to be filed as an amendment to this Annual Report on Form 10-K within 90 days after the end of Sabra's fiscal year. Accordingly, financial statements of the Enlivant Joint Venture as of December 31, 2022 and 2021 and for the three-year period ended December 31, 2022 are to be filed via an amendment to this Annual Report on Form 10-K on or before March 31, 2023.

(3) **Exhibits**

The following exhibits are filed herewith or are incorporated by reference, as specified below, to exhibits previously filed with the SEC.

EXHIBIT LIST

Ex.	Description
3.1	Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated October 20, 2010, filed with the State Department of Assessments and Taxation of the State of Maryland on October 21, 2010 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on October 26, 2010).
3.1.1	Articles of Amendment of Sabra Health Care REIT, Inc., dated as of July 31, 2017 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on July 31, 2017).
3.1.2	Articles of Amendment to the Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated as of June 9, 2020 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on June 12, 2020).
3.1.3	Articles Supplementary of Sabra Health Care REIT, Inc., dated as of December 15, 2022 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 16, 2022).
3.2	Amended and Restated Bylaws of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 16, 2022).
4.1*	Description of Sabra Health Care REIT, Inc.'s Capital Stock.
4.2	Indenture, dated as of May 23, 2013, among Sabra Health Care Limited Partnership, Sabra Capital Corporation, Sabra Health Care REIT, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on May 23, 2013).
4.2.2	Ninth Supplemental Indenture, dated October 7, 2019, among Sabra Health Care Limited Partnership, Sabra Capital Corporation, Sabra Health Care REIT, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on October 7, 2019).
4.3	Form of 3.90% senior note due 2029 (included in Exhibit 4.2.2).

Ex.	Description
4.4	Indenture, dated as of July 14, 2016, by and among Care Capital Properties, LP, Care Capital Properties, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.1	First Supplemental Indenture, dated as of August 17, 2017, by and among Care Capital Properties, LP, PR Sub, LLC, Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.2	Second Supplemental Indenture, dated as of August 17, 2017, by and among Sabra Health Care Limited Partnership as successor to Care Capital Properties, LP, Sabra Health Care REIT, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.3	Third Supplemental Indenture, dated as of August 17, 2017, by and among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.4	Fourth Supplemental Indenture, dated as of August 18, 2017, by and among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.5 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.5	Form of 5.125% senior note due 2026 (included in Exhibit 4.4).
4.6	Indenture, dated as of September 30, 2021, among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on September 30, 2021).
4.6.1	First Supplemental Indenture, dated September 30, 2021, among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on September 30, 2021).
4.7	Form of 3.200% senior note due 2031 (included in Exhibit 4.6.1).
4.8	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-3 filed by Sabra Health Care REIT, Inc. and Sabra Health Care Limited Partnership on December 11, 2019).
10.1	Limited Partnership Agreement of Sabra Health Care Limited Partnership, dated as of November 15, 2010 (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form S-4 (File No. 333-171820) filed by the issuers and guarantors on January 21, 2011).
10.1.1	First Amendment to the Limited Partnership Agreement by Sabra Health Care REIT, Inc. and Sabra Health Care, LLC, dated March 21, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on March 21, 2013).
10.2	Sixth Amended and Restated Credit Agreement, dated January 4, 2023, among Sabra Health Care Limited Partnership and Sabra Canadian Holdings, LLC, as Borrowers; Sabra Health Care REIT, Inc., as a guarantor; the other guarantors party thereto; the lenders party thereto; Bank of America, N.A., as Administrative Agent and L/C Issuer; Citizens Bank, National Association, Crédit Agricole Corporate and Investment Bank and Wells Fargo Bank, National Association, as Co-Syndication Agents and L/C Issuers; The Bank of Nova Scotia, Fifth Third Bank, JPMorgan Chase Bank, N.A., Keybank National Association, Mizuho Bank, Ltd., and Truist Bank, as Co-Documentation Agents; BofA Securities, Inc., as Joint Lead Arranger and Sole Bookrunner; and Citizens Bank, National Association, Crédit Agricole Corporate and Investment Bank and Wells Fargo Securities, LLC, as Joint Lead Arrangers (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 5, 2023).
10.3	Form of Indemnification Agreement entered into with each of the directors and officers of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).
10.4+	Employment Agreement, dated December 24, 2019, between Sabra Health Care REIT, Inc. and Richard K. Matros (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 27, 2019).
10.5+	Employment Agreement, dated December 24, 2019, between Sabra Health Care REIT, Inc. and Talya Nevo-Hacohen (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 27, 2019).

Ex.	Description
10.6+	Employment Agreement, dated January 1, 2022, by and between Michael Costa and Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).
10.7	Consulting Agreement, dated December 30, 2021, by and between Harold W. Andrews, Jr. and Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).
10.8+	Sabra Health Care REIT, Inc. 2009 Performance Incentive Plan, effective April 21, 2017 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on June 21, 2017).
10.9.1+	Form of Notice and Terms and Conditions of Stock Unit Award (Time-Based Stock Units) (for Executive Officers), adopted December 2019 (incorporated by reference to Exhibit 10.8.1 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 24, 2020).
10.9.2+	Form of Notice and Terms and Conditions of Stock Unit Award (FFO Units) (for Executive Officers), adopted December 2019 (incorporated by reference to Exhibit 10.8.2 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 24, 2020).
10.9.3+	Form of Notice and Terms and Conditions of Stock Unit Award (TSR Units) (for Executive Officers), adopted December 2020 (incorporated by reference to Exhibit 10.8.3 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 22, 2021).
10.9.4+	Form of Notice and Terms and Conditions of Stock Unit Award (for Non-Employee Directors) (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by Sabra Health Care REIT, Inc. on November 1, 2017).
10.9.5+	Non-Employee Directors Stock-for-Fees Program (incorporated by reference to Exhibit 10.10.5 of the Registration Statement on Form S-4 (File No. 333-171820-26) filed by Sabra Health Care REIT, Inc. on January 21, 2011).
10.10+	Sabra Health Care REIT, Inc. Directors' Compensation Policy, effective January 1, 2019 (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 25, 2019).
21.1*	List of Subsidiaries of Sabra Health Care REIT, Inc.
22.1	List of Subsidiary Issuers and Guarantors of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 22.1 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 22, 2021).
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*   Filed herewith.

**   Furnished herewith.

\+   Designates a management compensation plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sabra Health Care REIT, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sabra Health Care REIT, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of (loss) income, of comprehensive (loss) income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessments of Real Estate Investments

As described in Notes 2, 4 and 5 to the consolidated financial statements, the Company's real estate investments net carrying value was $5.0 billion as of December 31, 2022. Management regularly monitors events and changes in circumstances, including investment operating performance and general market conditions, that could indicate that the carrying amounts of its real estate investments may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of its real estate investments through the undiscounted future cash flows and the eventual disposition of the investment. The undiscounted future cash flows used to assess recoverability are based on several assumptions and are probability-weighted based on the Company's best estimates as of the date of evaluation. These assumptions include, among others, market rent, revenue and expense growth rates, absorption period, stabilized occupancy, holding period, market capitalization rates, and estimated market values based on analysis of letters of intent, purchase and sale agreements and recent sales data for comparable properties. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its real estate investments, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its real estate investments.

The principal considerations for our determination that performing procedures relating to the impairment assessments of real estate investments is a critical audit matter are (i) the significant judgment by management in (a) identifying events and changes in circumstances that are indicators of impairment related to the performance of the investment and market conditions and (b) developing the undiscounted future cash flows utilized in the recoverability assessment of real estate investments with potential impairment and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to (a) management's identification of events or changes in circumstances related to the performance of the investment and market conditions and (b) management's probability weightings and assumptions used in the undiscounted future cash flows related to market rent, revenue and expense growth rates, absorption period, stabilized occupancy, holding period and market capitalization rates (collectively referred to as the "significant assumptions").

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessments of investments in real estate properties, including controls over management's (a) identification of events and changes in circumstances indicating that the carrying amounts of the real estate investments may not be recoverable and (b) recoverability assessment of real estate investments with potential impairment. These procedures also included, among others, (i) testing management's process for (a) identifying events and changes in circumstances that are indicators of impairment and (b) assessing the recoverability of the real estate investments with potential impairments, (ii) evaluating the appropriateness of the undiscounted cash flow models and probability weightings used in the recoverability assessment process, (iii) testing the completeness, accuracy, relevance and reliability of the underlying data used in the undiscounted cash flow models, (iv) evaluating the reasonableness of management's assessment of events and changes in circumstances that are indicators of impairment related to performance of the investment and general market conditions indicating that the carrying amounts of its real estate investments may not be recoverable by considering the consistency with the current and past performance of the real estate investment and the consistency with external market and industry data, and (v) evaluating the reasonableness of the significant assumptions used in the undiscounted future cash flows of real estate investments with potential impairment by considering the consistency of the significant assumptions with the current and past performance of the real estate investments, the consistency with external market and industry data, and whether these significant assumptions were consistent with evidence obtained in other areas of the audit.

Impairment Assessments of the Investment in Unconsolidated Joint Venture

As described in Notes 2 and 4 to the consolidated financial statements, the carrying value of the Company's investment in unconsolidated joint venture was $135.0 million as of December 31, 2022. Management regularly monitors events and changes in circumstances, including the investment operating performance, change in anticipated holding period and general market conditions, that could indicate that the carrying amount of its investment in the unconsolidated joint venture may be impaired. The investment in the unconsolidated joint venture is impaired when the fair value of the investment is less than its carrying value and management determines the decline in value is other-than-temporary. The fair value is estimated based on discounted cash flows models that include all estimated cash inflows and outflows and any estimated debt premiums or discounts. The discounted cash flows are based on several assumptions including management fee, absorption period, terminal capitalization rates, revenue and expense per bed, revenue and expense growth percentage, replacement reserve per unit, stabilized occupancy, stabilized operating margin, price per bed and discount rates. If, based on this analysis, management believes that there is an other-than-temporary decline in the value of its investment in the unconsolidated joint venture, management would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its investment. During the year ended December 31, 2022, management determined that a $57.8 million other-than-temporary decline had occurred and an impairment charge was required.

The principal considerations for our determination that performing procedures relating to the impairment assessments of the investment in the unconsolidated joint venture is a critical audit matter are (i) the significant judgment by management in (a) identifying events and changes in circumstances that are indicators of impairment related to the investment operating performance, change in anticipated holding period and general market conditions and (b) developing the fair value of the investment in the unconsolidated joint venture with potential other-than-temporary impairment, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to (a) management's identification of the events and changes in circumstances related to the investment operating performance, change in anticipated holding period and general market conditions and (b) management's assumptions used to develop the fair value related to revenue per occupied room per month, market rent growth percentage, stabilized occupancy, absorption period, stabilized expenses per bed, expense growth percentage, management fee percentage, replacement reserve per unit, terminal capitalization rate and discount rate (collectively referred to as the "significant assumptions"), and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessments of the investment in the unconsolidated joint venture including controls over management's (a) identification of events and changes in circumstances indicating that the carrying amount of the investment may not be recoverable and (b) developing the fair value of the investment. These procedures also included, among others, (i) testing management's process for (a) identifying events and changes in circumstances that are indicators of impairment and (b) developing the fair value of the investment, (ii) evaluating the appropriateness of the discounted cash flow models used in developing the fair value of the investment, (iii) testing the completeness, accuracy, relevance and reliability of the underlying data used in the impairment assessment processes, (iv) evaluating the reasonableness of management's assessment of the events and changes in circumstances that are indicators of impairment related to investment operating performance, change in anticipated holding period and general market conditions by considering the consistency with current and past performance of the investment and external market and industry data, and (v) evaluating the reasonableness of the significant assumptions used to develop the fair value by considering the consistency with current and past performance of the investment, the consistency with external market and industry data, and whether the significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of management's discounted cash flow models and the reasonableness of the significant assumptions.

/s/ PricewaterhouseCoopers LLP
Irvine, California
February 21, 2023

We have served as the Company's auditor since 2010.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31,		
	2022		2021
Assets			
Real estate investments, net of accumulated depreciation of $913,345 and $831,324 as of December 31, 2022 and 2021, respectively	$ 4,959,343	$	5,162,884
Loans receivable and other investments, net	411,396		399,086
Investment in unconsolidated joint ventures	134,962		96,680
Cash and cash equivalents	49,308		111,996
Restricted cash	4,624		3,890
Lease intangible assets, net	40,131		54,063
Accounts receivable, prepaid expenses and other assets, net	147,908		138,108
Total assets	$ 5,747,672	$	5,966,707
Liabilities			
Secured debt, net	$ 49,232	$	66,663
Revolving credit facility	196,982		—
Term loans, net	526,129		594,246
Senior unsecured notes, net	1,734,431		1,733,566
Accounts payable and accrued liabilities	142,259		142,989
Lease intangible liabilities, net	42,244		49,713
Total liabilities	2,691,277		2,587,177
Commitments and contingencies (Note 15)			
Equity			
Preferred stock, $0.01 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2022 and 2021	—		—
Common stock, $0.01 par value; 500,000,000 shares authorized, 231,009,295 and 230,398,655 shares issued and outstanding as of December 31, 2022 and 2021, respectively	2,310		2,304
Additional paid-in capital	4,486,967		4,482,451
Cumulative distributions in excess of net income	(1,451,945)		(1,095,204)
Accumulated other comprehensive income (loss)	19,063		(10,021)
Total equity	3,056,395		3,379,530
Total liabilities and equity	$ 5,747,672	$	5,966,707

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(dollars in thousands, except per share data)

		Year Ended December 31,				
		2022		2021		2020
Revenues:						
Rental and related revenues (Note 4)	$	400,586	$	396,716	$	430,584
Resident fees and services		186,672		155,512		156,045
Interest and other income		37,553		17,317		11,940
Total revenues		624,811		569,545		598,569
Expenses:						
Depreciation and amortization		187,782		178,991		176,737
Interest		105,471		98,632		100,424
Triple-net portfolio operating expenses		19,623		20,221		20,590
Senior housing - managed portfolio operating expenses		142,990		120,980		110,963
General and administrative		39,574		34,669		32,755
Provision for loan losses and other reserves		141		3,935		1,855
Impairment of real estate		94,042		9,499		4,003
Total expenses		589,623		466,927		447,327
Other (expense) income:						
Loss on extinguishment of debt		(411)		(34,622)		(531)
Other (expense) income		(1,097)		373		2,154
Net (loss) gain on sales of real estate		(12,011)		12,301		2,861
Total other (expense) income		(13,519)		(21,948)		4,484
Income before loss from unconsolidated joint ventures and income tax expense		21,669		80,670		155,726
Loss from unconsolidated joint ventures		(98,032)		(192,081)		(16,599)
Income tax expense		(1,242)		(1,845)		(710)
Net (loss) income	$	(77,605)	$	(113,256)	$	138,417
Net (loss) income, per:						
Basic common share	$	(0.34)	$	(0.52)	$	0.67
Diluted common share	$	(0.34)	$	(0.52)	$	0.67
Weighted-average number of common shares outstanding, basic		230,947,895		219,073,027		206,223,503
Weighted-average number of common shares outstanding, diluted		230,947,895		219,073,027		207,252,830

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands, except footnote data)

| | Year Ended December 31, | | |
	2022	2021	2020
Net (loss) income	$ (77,605)	$ (113,256)	$ 138,417
Other comprehensive income (loss):			
Unrealized gain (loss), net of tax:			
Foreign currency translation gain (loss)	3,141	(142)	(315)
Unrealized gain (loss) on cash flow hedges [1]	25,943	30,032	(27,208)
Total other comprehensive income (loss)	29,084	29,890	(27,523)
Comprehensive (loss) income	$ (48,521)	$ (83,366)	$ 110,894

[1] Amounts are net of income tax benefit of $17,000, $0.1 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions in Excess of Net Income	Accumulated Other Comprehensive (Loss) Income	Total Equity
	Shares	Amounts				
Balance, December 31, 2019	205,208,018	$ 2,052	$ 4,072,079	$ (573,283)	$ (12,388)	$ 3,488,460
Cumulative effect of Topic 326 adoption	—	—	—	(167)	—	(167)
Net income	—	—	—	138,417	—	138,417
Other comprehensive loss	—	—	—	—	(27,523)	(27,523)
Amortization of stock-based compensation	—	—	10,769	—	—	10,769
Common stock issuance, net	5,352,797	54	80,380	—	—	80,434
Common dividends ($1.35 per share)	—	—	—	(281,162)	—	(281,162)
Balance, December 31, 2020	210,560,815	2,106	4,163,228	(716,195)	(39,911)	3,409,228
Net loss	—	—	—	(113,256)	—	(113,256)
Other comprehensive income	—	—	—	—	29,890	29,890
Amortization of stock-based compensation	—	—	10,748	—	—	10,748
Common stock issuance, net	19,837,840	198	308,475	—	—	308,673
Common dividends ($1.20 per share)	—	—	—	(265,753)	—	(265,753)
Balance, December 31, 2021	230,398,655	2,304	4,482,451	(1,095,204)	(10,021)	3,379,530
Net loss	—	—	—	(77,605)	—	(77,605)
Other comprehensive income	—	—	—	—	29,084	29,084
Amortization of stock-based compensation	—	—	9,433	—	—	9,433
Common stock issuance, net	610,640	6	(4,917)	—	—	(4,911)
Common dividends ($1.20 per share)	—	—	—	(279,136)	—	(279,136)
Balance, December 31, 2022	231,009,295	$ 2,310	$ 4,486,967	$ (1,451,945)	$ 19,063	$ 3,056,395

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net (loss) income	$ (77,605)	$ (113,256)	$ 138,417
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	187,782	178,991	176,737
Non-cash rental and related revenues	2,183	25,823	(4,458)
Non-cash interest income	(2,285)	(1,988)	(2,351)
Non-cash interest expense	11,094	8,368	8,418
Stock-based compensation expense	7,453	7,914	7,907
Loss on extinguishment of debt	411	34,622	531
Provision for loan losses and other reserves	141	3,935	1,855
Net loss (gain) on sales of real estate	12,011	(12,301)	(2,861)
Impairment of real estate	94,042	9,499	4,003
Other-than-temporary impairment of unconsolidated joint ventures	57,778	164,126	—
Loss from unconsolidated joint ventures	40,254	27,955	16,599
Other non-cash items	2,167	—	—
Distributions of earnings from unconsolidated joint ventures	—	—	12,795
Changes in operating assets and liabilities:			
Accounts receivable, prepaid expenses and other assets, net	(6,443)	8,223	(6,398)
Accounts payable and accrued liabilities	(13,250)	14,479	3,658
Net cash provided by operating activities	315,733	356,390	354,852
Cash flows from investing activities:			
Acquisition of real estate	(92,204)	(99,448)	(92,945)
Origination and fundings of loans receivable	(23,812)	(290,000)	(1,651)
Origination and fundings of preferred equity investments	(8,021)	(9,061)	(20,069)
Additions to real estate	(54,473)	(42,651)	(47,354)
Escrow deposits for potential investments	(780)	—	—
Repayments of loans receivable	5,272	2,949	4,093
Repayments of preferred equity investments	5,376	1,292	3,419
Investment in unconsolidated joint ventures	(142,910)	—	—
Net proceeds from the sales of real estate	87,304	100,723	16,751
Deposits for potential sale of real estate	8,000	—	—
Distributions in excess of earnings from unconsolidated joint ventures	—	—	1,305
Net cash used in investing activities	(216,248)	(336,196)	(136,451)
Cash flows from financing activities:			
Net borrowings from revolving credit facility	204,046	—	—
Proceeds from issuance of senior unsecured notes	—	791,520	—
Principal payments on senior unsecured notes	—	(300,000)	—
Principal payments on term loans	(63,750)	(455,000)	—
Principal payments on secured debt	(17,516)	(12,661)	(3,072)
Payments of deferred financing costs	(20)	(9,317)	(830)
Payments related to extinguishment of debt	—	(30,196)	—
Payment of contingent consideration	(2,500)	—	—
Issuance of common stock, net	(4,810)	308,713	80,092
Dividends paid on common stock	(277,157)	(262,919)	(278,299)
Net cash (used in) provided by financing activities	(161,707)	30,140	(202,109)
Net (decrease) increase in cash, cash equivalents and restricted cash	(62,222)	50,334	16,292
Effect of foreign currency translation on cash, cash equivalents and restricted cash	268	29	88
Cash, cash equivalents and restricted cash, beginning of period	115,886	65,523	49,143
Cash, cash equivalents and restricted cash, end of period	$ 53,932	$ 115,886	$ 65,523

See accompanying notes to consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Interest paid	$ 97,723	$ 85,464	$ 92,589
Income taxes paid	$ 1,657	$ 1,839	$ 2,439
Supplemental disclosure of non-cash investing activities:			
Decrease in loans receivable and other investments due to acquisition of real estate	$ 14,311	$ —	$ 20,731
Secured debt assumed by buyer in connection with sale of real estate	$ —	$ —	$ 31,830

See accompanying notes to consolidated financial statements.

1. BUSINESS

Overview

Sabra Health Care REIT, Inc. ("Sabra" or the "Company") was incorporated on May 10, 2010 as a wholly owned subsidiary of Sun Healthcare Group, Inc. ("Sun") and commenced operations on November 15, 2010 following Sabra's separation from Sun. Sabra elected to be treated as a real estate investment trust ("REIT") with the filing of its United States ("U.S.") federal income tax return for the taxable year beginning January 1, 2011. Sabra believes that it has been organized and operated, and it intends to continue to operate, in a manner to qualify as a REIT. Sabra's primary business consists of acquiring, financing and owning real estate property to be leased to third-party tenants in the healthcare sector. Sabra primarily generates revenues by leasing properties to tenants throughout the U.S. and Canada. Sabra owns substantially all of its assets and properties and conducts its operations through Sabra Health Care Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which Sabra is the sole general partner and a wholly owned subsidiary of Sabra is currently the only limited partner, or by subsidiaries of the Operating Partnership. The Company's investment portfolio is primarily comprised of skilled nursing/transitional care facilities, senior housing communities ("Senior Housing - Leased"), behavioral health facilities and specialty hospitals and other facilities, in each case leased to tenants who are responsible for the operations of these facilities; senior housing communities operated by third-party property managers pursuant to property management agreements ("Senior Housing - Managed"); investments in joint ventures; investments in loans receivable; and preferred equity investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sabra and its wholly owned subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. All significant intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

GAAP requires the Company to identify entities for which control is achieved through voting rights or other means and to determine which business enterprise is the primary beneficiary of variable interest entities ("VIEs"). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. If the Company were determined to be the primary beneficiary of the VIE, the Company would consolidate investments in the VIE. The Company may change its original assessment of a VIE due to events such as modifications of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposal of all or a portion of an interest held by the primary beneficiary.

The Company identifies the primary beneficiary of a VIE as the enterprise that has both: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the entity. The Company performs this analysis on an ongoing basis. As of December 31, 2022, the Company determined that it was not the primary beneficiary of any VIEs.

As it relates to investments in loans, in addition to the Company's assessment of VIEs and whether the Company is the primary beneficiary of those VIEs, the Company evaluates the loan terms and other pertinent facts to determine whether the loan investment should be accounted for as a loan or as a real estate joint venture. If an investment has the characteristics of a real estate joint venture, including if the Company participates in the majority of the borrower's expected residual profit, the Company would account for the investment as an investment in a real estate joint venture and not as a loan investment. Expected residual profit is defined as the amount of profit, whether called interest or another name, such as an equity kicker, above a reasonable amount of interest and fees expected to be earned by a lender. At December 31, 2022 and 2021, none of the Company's investments in loans were accounted for as real estate joint ventures.

As it relates to investments in joint ventures, the Company assesses any partners' rights and their impact on the presumption of control of the partnership by any single partner. The Company also applies this guidance to managing member interests in limited liability companies. The Company reassesses its determination of which entity controls the joint venture if: there is a change to the terms or in the exercisability of the rights of any partners or members, the general partner or managing member increases or decreases its ownership interests, or there is an increase or decrease in the number of outstanding ownership interests. As of December 31, 2022, the Company's determination of which entity controls its investments in joint ventures has not changed as a result of any reassessment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Investments and Rental Revenue Recognition

Real Estate Acquisition Valuation

All assets acquired and liabilities assumed in an acquisition of real estate accounted for as a business combination are measured at their acquisition date fair values. For acquisitions of real estate accounted for as an asset acquisition, the fair value of consideration transferred by the Company (including transaction costs) is allocated to all assets acquired and liabilities assumed on a relative fair value basis. The acquisition value of land, building and improvements are included in real estate investments on the accompanying consolidated balance sheets. The acquisition value of above market lease, tenant origination and absorption costs and tenant relationship intangible assets is included in lease intangible assets, net on the accompanying consolidated balance sheets. The acquisition value of below market lease intangible liabilities is included in lease intangible liabilities, net on the accompanying consolidated balance sheets. Acquisition costs associated with real estate acquisitions deemed asset acquisitions are capitalized, and costs associated with real estate acquisitions deemed business combinations are expensed as incurred. Restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The Company makes its best estimate based on the Company's evaluation of the specific characteristics of each tenant's lease. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized on a straight-line basis over the lesser of the expected useful life of the asset and the remaining lease term of any property subject to a ground lease. Tenant improvements are capitalized and amortized on a straight-line basis over the lesser of the expected useful life of the asset and the remaining lease term. Depreciation is discontinued when a property is identified as held for sale. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Depreciation of real estate assets and amortization of tenant origination and absorption costs and tenant relationship lease intangibles are included in depreciation and amortization on the accompanying consolidated statements of (loss) income. Amortization of above and below market lease intangibles is included in rental income on the accompanying consolidated statements of (loss) income. The Company anticipates the estimated useful lives of its assets by class to be generally as follows: land improvements, 15 to 20 years; buildings and building improvements, five to 45 years; and furniture and equipment, three to 10 years. Intangibles are generally amortized over the remaining noncancellable lease terms, with tenant relationship intangible amortization periods including extension periods.

Impairment of Real Estate Investments

The Company regularly monitors events and changes in circumstances, including investment operating performance and general market conditions, that could indicate that the carrying amounts of its real estate investments may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of its real estate investments through the undiscounted future cash flows and the eventual disposition of the investment. In some instances, there may be various potential outcomes for an investment and its potential undiscounted future cash flows. In these instances, the undiscounted future cash flows models used to assess recoverability are based on several assumptions and are probability-weighted based on the Company's best estimates as of the date of evaluation. These assumptions include, among others, market rent, revenue and expense growth rates, absorption period, stabilized occupancy, holding period, market capitalization rates, and estimated market values based on analysis of letters of intent, purchase and sale agreements and recent sales data for comparable properties. When discounted cash flow is used to determine fair value, a discount rate assumption is also used. The assumptions are generally based on management's experience in its local real estate markets, and the effects of current market conditions, which are subject to economic and market uncertainties. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its real estate investments, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its real estate investments. The Company determines estimated fair value based primarily upon (i) estimated sale prices from signed contracts or letters of intent from third-party offers, (ii) discounted cash flow models of the investment over its remaining hold period, (iii) third-party appraisals and (iv) recent sales data for comparable properties.

Revenue Recognition

The Company recognizes rental revenue from tenants, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when it is probable that substantially all rents over the life of a lease are collectible. Certain of the Company's leases provide for contingent rents equal to a percentage of the facility's revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the applicable base amount or other threshold.

The Company assesses the collectability of rents on a lease-by-lease basis, and in doing so, considers such things as historical bad debts, tenant creditworthiness, current economic trends, facility operating performance, lease structure, credit enhancements (including guarantees), current developments relevant to a tenant's business specifically and to its business category generally, and changes in tenants' payment patterns. The Company's assessment includes an estimation of a tenant's ability to fulfill all of its rental obligations over the remaining lease term. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. If at any time the Company cannot determine that it is probable that substantially all rents over the life of a lease are collectible, rental revenue will be recognized only to the extent of payments received, and all receivables associated with the lease will be written off irrespective of amounts expected to be collectible. Any recoveries of these amounts will be recorded in future periods upon receipt of payment. Write-offs of receivables and any recoveries of previously written-off receivables are recorded as adjustments to rental revenue.

Revenue from resident fees and services is recorded monthly as services are provided and includes resident room and care charges, ancillary services charges and other resident charges.

Government Grants

By analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, government assistance provided to the Company in the form of an income grant, which is not related to long-lived assets and is not required to be repaid, is recognized as grant income when there is reasonable assurance that the grant will be received and the Company will comply with any conditions associated with the grant. Additionally, grants are recognized over the periods in which the Company recognizes the qualifying expenses and/or lost income for which the grants are intended to compensate. As of December 31, 2022, 2021 and 2020, the amount of qualifying expenditures exceeded amounts recognized under the CARES Act and other programs, and the Company had complied with all grant conditions. Accordingly, during the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.1 million, $0.5 million and $1.8 million, respectively, of grants in resident fees and services, and during the years ended December 31, 2022 and 2020, the Company recognized $3.6 million and $3.5 million, respectively, of grants in loss from unconsolidated joint ventures in the accompanying consolidated statements of (loss) income.

Assets Held for Sale, Dispositions and Discontinued Operations

The Company generally considers real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as assets held for sale and are included in accounts receivable, prepaid expenses and other assets, net on the accompanying consolidated balance sheets. Secured indebtedness and other liabilities related to real estate held for sale are classified as liabilities related to assets held for sale and are included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. As of December 31, 2022 and 2021, the Company did not have any assets held for sale.

For sales of real estate where the Company has collected the consideration to which it is entitled in exchange for transferring the real estate, the related assets and liabilities are removed from the balance sheet and the resultant gain or loss is recorded in the period in which the transaction closes. Any post-sale involvement is accounted for as separate performance obligations, and when the separate performance obligations are satisfied, the portion of the sales price allocated to each such obligation is recognized.

Additionally, the Company records the operating results related to real estate that has been disposed of or classified as held for sale as discontinued operations for all periods presented if it represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

Investment in Unconsolidated Joint Ventures

The Company reports investments in unconsolidated entities over whose operating and financial policies it has the ability to exercise significant influence under the equity method of accounting. Under this method of accounting, the Company's share of the investee's earnings or losses is included in the Company's consolidated statements of (loss) income. The initial carrying value of the investment is based on the amount paid to purchase the joint venture interest. Differences between the Company's cost basis and the basis reflected at the joint venture level are generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company's share of earnings of the joint venture. In addition, distributions received from unconsolidated entities are classified based on the nature of the activity or activities that generated the distribution.

The Company regularly monitors events and changes in circumstances, including investment operating performance, changes in anticipated holding period and general market conditions, that could indicate that the carrying amounts of its equity method investments may be impaired. An equity method investment's value is impaired when the fair value of the investment is less than its carrying value and the Company determines the decline in value is other-than-temporary. The fair value is estimated based on discounted cash flows models that include all estimated cash inflows and outflows and any estimated debt premiums or discounts. The discounted cash flows are based on several assumptions, including management fee, absorption period, terminal capitalization rates, revenue and expense per bed, revenue and expense growth percentage, replacement reserve per unit, stabilized occupancy, stabilized operating margin, price per bed and discount rates. The assumptions are generally based on management's experience in its local real estate markets, and the effects of current market conditions, which are subject to economic and market uncertainties. If the Company believes that there is an other-than-temporary decline in the value of an equity method investment, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of such equity method investment.

Loans Receivable, Sales-Type Lease and Credit Losses

Loans Receivable

The Company's loans receivable are reflected at amortized cost on the accompanying consolidated balance sheets. The amortized cost of a loan receivable is the outstanding unpaid principal balance, net of unamortized discounts, costs and fees directly associated with the origination of the loan.

Loans acquired in connection with a business combination are recorded at their acquisition date fair value. The Company determines the fair value of loans receivable based on estimates of expected discounted cash flows, collateral, credit risk and other factors. The Company does not establish a valuation allowance at the acquisition date, as the amount of estimated future cash flows reflects its judgment regarding their uncertainty. The Company recognizes the difference between the acquisition date fair value and the total expected cash flows as interest income using the effective interest method over the life of the applicable loan. The Company immediately recognizes in income any unamortized balances if the loan is repaid before its contractual maturity.

Interest income on the Company's loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination costs are amortized over the term of the loan as an adjustment to interest income. When concerns exist as to the ultimate collection of principal or interest due under a loan, the loan is placed on nonaccrual status, and the Company will not recognize interest income until the cash is received, or the loan returns to accrual status. If the Company determines that the collection of interest according to the contractual terms of the loan or through the receipts of assets in satisfaction of contractual amounts due is probable, the Company will resume the accrual of interest. In instances where borrowers are in default under the terms of their loans, the Company may continue recognizing interest income provided that all amounts owed under the contractual terms of the loan, including accrued and unpaid interest, do not exceed the estimated fair value of the collateral, less costs to sell.

On a quarterly basis, the Company evaluates the collectability of its interest income receivable and establishes a reserve for amounts not expected to be collected. The Company's evaluation includes reviewing credit quality indicators such as payment status, changes affecting the operations of the facilities securing the loans, and national and regional economic factors. The reserve is a valuation allowance that reflects management's estimate of losses inherent in the interest income receivable balance as of the balance sheet date. The reserve is adjusted through provision for loan losses and other reserves on the Company's consolidated statements of (loss) income and is decreased by charge-offs to specific receivables.

Sales-Type Lease

The Company's investment in sales-type leases is reflected on the accompanying consolidated balance sheets as the present value of total rental payments, plus estimated purchase price, less unearned lease income. Selling profit or loss is recorded upon classification as a sales-type lease, and unearned income is amortized over the lease term to provide a constant yield when collectability of the lease payments is reasonably assured.

Credit Losses

On a quarterly basis, the Company evaluates the collectability of its loan portfolio and sales-type leases, including the portion of unfunded loan commitments expected to be funded, and establishes an allowance for credit losses. The allowance for credit losses is calculated using the related amortization schedules, payment histories and loan-to-value ratios. The following rates are applied to determine the aggregate expected losses, which is recorded as the allowance for credit losses: (i) a default rate, (ii) a liquidation cost rate and (iii) a distressed property reduction rate. If no loan-to-value ratio is available, a loss severity rate is applied in place of the liquidation cost rate and the distressed property reduction rate. The default rate is based on average charge-off and delinquency rates from the Federal Reserve, and the other rates are based on industry research and historical performance of a similar portfolio of financial assets. The allowance for credit losses is a valuation allowance that reflects management's estimate of losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through provision for loan losses and other reserves on the Company's consolidated statements of (loss) income and is decreased by charge-offs to specific loans.

Preferred Equity Investments and Preferred Return

Preferred equity investments are accounted for at unreturned capital contributions, plus accrued and unpaid preferred returns. The Company recognizes preferred return income on a monthly basis based on the outstanding investment including any previously accrued and unpaid return. As a preferred member of the preferred equity joint ventures in which the Company participates, the Company is not entitled to share in the joint venture's earnings or losses. Rather, the Company is entitled to receive a preferred return, which is deferred if the cash flow of the joint venture is insufficient to currently pay the accrued preferred return.

The Company regularly monitors events and changes in circumstances that could indicate that the carrying amounts of its preferred equity investments may not be recoverable or realized. On a quarterly basis, the Company evaluates its preferred equity investments for impairment based on a comparison of the fair value of the investment to its carrying value. The fair value is estimated based on discounted cash flows that include all estimated cash inflows and outflows over a specified holding period. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its preferred equity investment, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its preferred equity investment.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company's cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company's cash and cash equivalents balance exceeded federally insurable limits as of December 31, 2022. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Bank of America, N.A. in which it deposits the majority of its cash.

Restricted Cash

Restricted cash primarily consists of amounts held by an exchange accommodation titleholder or by secured debt lenders to provide for future real estate tax expenditures, tenant improvements and capital expenditures. Pursuant to the terms of the

Company's leases with certain tenants, the Company has assigned its interests in certain of these restricted cash accounts with secured debt lenders to the tenants, and this amount is included in accounts payable and accrued liabilities on the Company's consolidated balance sheets. As of December 31, 2022 and 2021, restricted cash totaled $4.6 million and $3.9 million, respectively, and restricted cash obligations totaled $3.9 million and $3.2 million, respectively.

Stock-Based Compensation

Stock-based compensation expense for stock-based awards granted to Sabra's employees (team members) and its non-employee directors is recognized in the statements of (loss) income based on the estimated grant date fair value, as adjusted. Compensation expense for awards with graded vesting schedules is generally recognized ratably over the period from the grant date to the date when the award is no longer contingent on the recipient providing additional services. Compensation expense for awards with performance-based vesting conditions is recognized based on the Company's estimate of the ultimate value of such award after considering the Company's expectations of future performance. Forfeitures of stock-based awards are recognized as they occur.

Deferred Financing Costs

Deferred financing costs representing fees paid to third parties are amortized over the terms of the respective financing agreements using the interest method. Deferred financing costs related to secured debt, term loans and senior unsecured notes are recorded as a reduction of the related debt liability, and deferred financing costs related to the revolving credit facility are recorded in accounts receivable, prepaid expenses and other assets, net. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financings that do not close are expensed in the period in which it is determined that the financing will not close.

Income Taxes

The Company elected to be treated as a REIT with the filing of its U.S. federal income tax return for the taxable year beginning January 1, 2011. The Company believes that it has been organized and operated, and it intends to continue to operate, in a manner to qualify as a REIT. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

As a result of certain investments, the Company now records income tax expense or benefit with respect to certain of its entities that are taxed as taxable REIT subsidiaries under provisions similar to those applicable to regular corporations and not under the REIT provisions.

The Company accounts for deferred income taxes using the asset and liability method and recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in the Company's judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in the Company's judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

The Company evaluates its tax positions using a two-step approach: step one (recognition) occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and step two (measurement) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit (determined on a cumulative probability basis) that is more likely than not to be realized upon ultimate settlement. The Company will recognize tax penalties relating to unrecognized tax benefits as additional tax expense.

Foreign Currency

Certain of the Company's subsidiaries' functional currencies are the local currencies of their respective foreign jurisdictions. The Company translates the results of operations of its foreign subsidiaries into U.S. dollars using average rates of exchange in effect during the period presented, and it translates balance sheet accounts using exchange rates in effect at the end of the period presented. The Company records resulting currency translation adjustments in accumulated other comprehensive loss, a component of stockholders' equity, on its consolidated balance sheets, and it records foreign currency transaction gains and losses as a component of other (expense) income on its consolidated statements of (loss) income.

Derivative Instruments

The Company uses certain types of derivative instruments for the purpose of managing interest rate and currency risk. To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception, the Company must make an assessment that the transaction that the Company intends to hedge is probable of occurring, and this assessment must be updated each reporting period.

The Company recognizes all derivative instruments as assets or liabilities on the consolidated balance sheets at their fair value. For derivatives designated and qualified as a hedge, the change in fair value of the effective portion of the derivatives is recognized in accumulated other comprehensive loss. Changes in the fair value of derivative instruments that are not designated in hedging relationships or that do not meet the criteria for hedge accounting would be recognized in earnings. In addition, the Company classifies cash flows from qualifying cash flow hedging relationships in the same category as the cash flows from the hedged items.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivatives that are part of a hedging relationship to specific transactions, as well as recognizing obligations or assets on the consolidated balance sheets. The Company also assesses and documents, both at inception of the hedging relationship and on a quarterly basis thereafter, whether the derivatives are highly effective in offsetting the designated risks associated with the respective hedged items. If it is determined that a derivative ceases to be highly effective as a hedge, or that it is probable the underlying transaction will not occur, the Company would discontinue hedge accounting prospectively and record the appropriate adjustment to earnings based on the then-current fair value of the derivative.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items as Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company may use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) to establish a fair value. If more than one valuation source is used, the Company will assign weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Per Share Data

Basic earnings per common share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock and common equivalents outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities, such as the impact of forward equity sales agreements using the treasury stock method and common shares issuable from certain performance restricted stock units and unvested restricted stock units. See Note 14, "Earnings Per Common Share."

Industry Segments

The Company has one reportable segment consisting of investments in healthcare-related real estate properties.

Beds, Units and Other Measures

The number of beds, units and other measures used to describe the Company's real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Update

Issued but Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional guidance that provides transition relief for reference rate reform, including optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or a reference rate that is expected to be discontinued as a result of reference rate reform if certain criteria are met. ASU 2020-04 is effective upon issuance, and the provisions generally can be applied prospectively as of January 1, 2020 through December 31, 2024. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Topic 848 and clarifies some of its guidance. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

3. RECENT REAL ESTATE ACQUISITIONS (CONSOLIDATED)

During the year ended December 31, 2022, the Company acquired three Senior Housing - Managed communities and one behavioral health facility. Two of the investments were part of the Company's proprietary development pipeline and were previously reflected as preferred equity investments which had an aggregate book value of $14.3 million at the time of acquisition. During the year ended December 31, 2021, the Company acquired two Senior Housing - Managed communities, one Senior Housing - Leased community, two behavioral health facilities and land to develop one skilled nursing/transitional care facility. The consideration was allocated as follows (in thousands):

| | Year Ended December 31, | | | |
	2022		2021	
Land	$	11,767	$	5,465
Building and improvements		89,646		90,692
Tenant origination and absorption costs intangible assets		5,061		3,097
Tenant relationship intangible assets		41		194
Total consideration	$	106,515	$	99,448

The tenant origination and absorption costs intangible assets and tenant relationship intangible assets had weighted-average amortization periods as of the respective dates of acquisition of two years and 25 years, respectively, for acquisitions completed during the year ended December 31, 2022. The tenant origination and absorption costs intangible assets and tenant relationship intangible assets had weighted-average amortization periods as of the respective dates of acquisition of four years and 23 years, respectively, for acquisitions completed during the year ended December 31, 2021.

For the year ended December 31, 2022, the Company recognized $11.1 million and $1.6 million of total revenues and net loss, respectively, from the facilities acquired during the year ended December 31, 2022. For the year ended December 31, 2021, the Company recognized $8.7 million and $0.7 million of total revenues and net income, respectively, from the facilities acquired during the year ended December 31, 2021.

4. INVESTMENT IN REAL ESTATE PROPERTIES

The Company's real estate properties held for investment consisted of the following (dollars in thousands):

As of December 31, 2022

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost		Accumulated Depreciation		Total Real Estate Investments, Net	
Skilled Nursing/Transitional Care	264	29,136	$	3,385,221	$	(492,495)	$	2,892,726
Senior Housing - Leased	47	3,550		590,694		(97,716)		492,978
Senior Housing - Managed	59	5,942		1,205,283		(222,089)		983,194
Behavioral Health	17	965		465,143		(58,481)		406,662
Specialty Hospitals and Other	15	392		225,443		(42,038)		183,405
	402	39,985		5,871,784		(912,819)		4,958,965
Corporate Level				904		(526)		378
			$	5,872,688	$	(913,345)	$	4,959,343

As of December 31, 2021

Property Type	Number of Properties	Number of Beds/Units	Total Real Estate at Cost	Accumulated Depreciation	Total Real Estate Investments, Net
Skilled Nursing/Transitional Care	279	30,920	$ 3,617,359	$ (474,534)	$ 3,142,825
Senior Housing - Leased	60	4,099	720,581	(104,046)	616,535
Senior Housing - Managed	49	5,140	1,012,398	(174,098)	838,300
Behavioral Health	13	795	417,659	(41,556)	376,103
Specialty Hospitals and Other	15	392	225,348	(36,623)	188,725
	416	41,346	5,993,345	(830,857)	5,162,488
Corporate Level			863	(467)	396
			$ 5,994,208	$ (831,324)	$ 5,162,884

	As of December 31, 2022	As of December 31, 2021
Building and improvements	$ 5,034,470	$ 5,145,096
Furniture and equipment	262,644	262,969
Land improvements	7,085	4,295
Land	568,489	581,848
Total real estate at cost	5,872,688	5,994,208
Accumulated depreciation	(913,345)	(831,324)
Total real estate investments, net	$ 4,959,343	$ 5,162,884

Operating Leases

As of December 31, 2022, the substantial majority of the Company’s real estate properties (excluding 59 Senior Housing - Managed communities) were leased under triple-net operating leases with expirations ranging from less than one year to 20 years. As of December 31, 2022, the leases had a weighted-average remaining term of seven years. The leases generally include provisions to extend the lease terms and other negotiated terms and conditions. The Company, through its subsidiaries, retains substantially all of the risks and benefits of ownership of the real estate assets leased to the tenants. The Company may receive additional security under these operating leases in the form of letters of credit and security deposits from the lessee or guarantees from the parent of the lessee. Security deposits received in cash related to tenant leases are included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets and totaled $13.1 million and $28.6 million as of December 31, 2022 and 2021, respectively, and letters of credit deposited with the Company totaled approximately $57 million and $63 million as of December 31, 2022 and 2021, respectively. In addition, the Company’s tenants have deposited with the Company $13.3 million and $16.8 million as of December 31, 2022 and 2021, respectively, for future real estate taxes, insurance expenditures and tenant improvements related to the Company’s properties and their operations, and these amounts are included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

Lessor costs that are paid by the lessor and reimbursed by the lessee are included in the measurement of variable lease revenue and the associated expense. As a result, the Company recognized variable lease revenue and the associated expense of $17.7 million, $18.0 million and $20.9 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The Company monitors the creditworthiness of its tenants by evaluating the ability of the tenants to meet their lease obligations to the Company based on the tenants’ financial performance, including, as applicable and appropriate, the evaluation of any parent guarantees (or the guarantees of other related parties) of such lease obligations. The primary basis for the Company’s evaluation of the credit quality of its tenants (and more specifically the tenant’s ability to pay their rent obligations to the Company) is the tenant’s lease coverage ratio as supplemented by the parent’s fixed charge coverage ratio for those entities with a parent guarantee. These coverage ratios include earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) to rent and earnings before interest, taxes, depreciation, amortization, rent and management fees (“EBITDARM”) to rent at the lease level and consolidated EBITDAR to total fixed charges at the parent guarantor level when such a guarantee exists. The Company obtains various financial and operational information from the majority of its tenants each month and reviews this information in conjunction with the above-described coverage metrics to identify financial and operational trends, evaluate the impact of the industry’s operational and financial environment (including the impact of government reimbursement), and evaluate the management of the tenant’s operations. These metrics help the Company identify

potential areas of concern relative to its tenants' credit quality and ultimately the tenant's ability to generate sufficient liquidity to meet its obligations, including its obligation to continue to pay the rent due to the Company.

In 2021, the Company concluded that its lease with the Avamere Family of Companies ("Avamere") should no longer be accounted for on an accrual basis and wrote off $25.2 million of straight-line rent receivable balances, and in 2022, Avamere's lease was amended to, among other things, reduce Avamere's annual base rent to $30.7 million from $44.1 million, effective February 1, 2022.

During the third quarter of 2022, the Company concluded that its leases with North American Health Care, Inc. ("North American") should no longer be accounted for on an accrual basis and wrote off $15.6 million of straight-line rent receivable balances related to these leases. In addition, during the third quarter of 2022, the Company terminated its leases with North American; however, North American remained in possession of the buildings and the lease termination was therefore accounted for as a lease modification. As a result of this accounting treatment, the Company adjusted the remaining useful lives of the existing lease intangibles with respect to these leases to reflect the new estimated period of occupancy. The facilities were transitioned to the Ensign Group or Avamere, as applicable, effective February 1, 2023.

For the year ended December 31, 2022, no tenant relationship represented 10% or more of the Company's total revenues.

As of December 31, 2022, the future minimum rental payments from the Company's properties held for investment under non-cancelable operating leases were as follows and may materially differ from actual future rental payments received (in thousands):

2023	$	342,132
2024		344,577
2025		339,396
2026		324,028
2027		301,038
Thereafter		1,068,916
	$	2,720,087

Senior Housing - Managed Communities

The Company's Senior Housing - Managed communities offer residents certain ancillary services that are not contemplated in the lease with each resident (i.e., housekeeping, laundry, guest meals, etc.). These services are provided and paid for in addition to the standard services included in each resident lease (i.e., room and board, standard meals, etc.). The Company bills residents for ancillary services one month in arrears and recognizes revenue as the services are provided, as the Company has no continuing performance obligation related to those services. Resident fees and services includes ancillary service revenue of $1.5 million, $1.3 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Capital and Other Expenditures

As of December 31, 2022, the Company's aggregate commitment for future capital and other expenditures associated with facilities leased under triple-net operating leases was approximately $73 million. These commitments are principally for improvements to its facilities.

Investment in Unconsolidated Joint Ventures

The following is a summary of the Company's investment in unconsolidated joint ventures (dollars in thousands):

	Property Type	Number of Properties as of December 31, 2022	Ownership as of December 31, 2022 [1]	Book Value as of December 31, 2022	Book Value as of December 31, 2021
Sienna Joint Venture	Senior Housing - Managed	12	50 %	$ 120,269	$ —
Marlin Spring Joint Venture	Senior Housing - Managed	3	85 %	14,693	—
Enlivant Joint Venture [2]	Senior Housing - Managed	157	49 %	—	96,680
				$ 134,962	$ 96,680

[1] These investments are not consolidated because the Company does not control, through voting rights or other means, the joint ventures.

[2] As of December 31, 2021, the book value of the Company's investment in the Enlivant Joint Venture (as defined below) includes an unamortized basis difference of $293.7 million. The unamortized basis difference is related to the difference between the amount the Company purchased its interest in the Enlivant Joint Venture for and the historical cost basis of the assets.

During 2022, the Company formed a joint venture with Marlin Spring (the "Marlin Spring Joint Venture"), and the Marlin Spring Joint Venture completed the acquisition of three senior housing communities that are being managed by third-party property managers. The gross investment by the Marlin Spring Joint Venture totaled CAD $82.5 million, excluding acquisition costs. In addition, the Marlin Spring Joint Venture financed and assumed an aggregate CAD $65.0 million of debt.

During 2022, the Company formed a joint venture with Sienna Senior Living (the "Sienna Joint Venture"), and the Sienna Joint Venture completed the acquisition of 12 senior housing communities that are being managed by Sienna Senior Living. The gross investment by the Sienna Joint Venture totaled CAD $379.0 million, excluding acquisition costs. In addition, the Sienna Joint Venture assumed CAD $53.4 million of debt.

During the second quarter of 2021, the Company re-evaluated its plans with respect to its joint venture with affiliates of TPG Real Estate, the real estate platform of TPG (the "Enlivant Joint Venture") and determined that it intends to eventually exit its 49% stake. The Company concluded that the carrying value exceeded the estimated fair value of the investment and deemed the decline to be other-than-temporary. This resulted in the Company recording an impairment charge totaling $164.1 million during the three months ended June 30, 2021.

During the fourth quarter of 2022, due to the confluence of labor shortages, increased labor costs, elevated interest rates and a slower than anticipated recovery in the operating performance of the underlying facilities, the Company concluded that the estimated fair value of its investment in the Enlivant Joint Venture had further declined to zero based on updated future cash flow analyses. Given the Company's intent to sell the portfolio, the Company believes it is unlikely that it will hold its investment in the Enlivant Joint Venture for an adequate period of time to recover this estimated decline in value. As such, this decline was deemed to be other-than-temporary and the Company recorded an impairment charge totaling $57.8 million during the three months ended December 31, 2022. This impairment is included in loss from unconsolidated joint ventures on the accompanying consolidated statements of (loss) income.

Determining the estimated fair value of the Company's investment as of December 31, 2022 was based on significant unobservable assumptions. The Company estimated the then current fair value of its investment in the Enlivant Joint Venture based on a discounted cash flow analysis, using a holding period of 1.5 years, terminal capitalization rate of 7.00% and discount rate of 11.25%. The assumptions to determine fair value are Level 3 inputs in accordance with the hierarchy established under the GAAP fair value framework.

Summarized Financial Information

The following tables present summarized financial information for the Company's investments in unconsolidated joint ventures (in thousands).

	As of December 31, 2022	As of December 31, 2021
Total assets	$ 754,220	$ 467,762
Total liabilities	894,969	822,063
Member's deficit	(140,749)	(354,301)

	Year Ended December 31,				
	2022		2021		2020
Total revenues	$	351,073	$	274,693	$	299,031
Operating expenses [1]		324,462		265,194		240,331
Net (loss) income		(66,171)		(35,276)		5,196
Company's share of net (loss) income	$	(32,581)	$	(17,184)	$	2,546
Basis adjustments		7,673		10,771		19,145
Other-than-temporary impairment		57,778		164,126		—
Loss from unconsolidated joint venture	$	(98,032)	$	(192,081)	$	(16,599)

[1] During the years ended December 31, 2022 and 2021, TPG caused the Enlivant Joint Venture to fund $25.0 million and $20.0 million, respectively, of payments to Enlivant beyond amounts contractually required under the management agreement. These payments were to support the operations of Enlivant and are reflected as operating expenses. Funding for the support payments did not require capital contributions from Sabra but rather were funded with proceeds received by the Enlivant Joint Venture from TPG for the issuance of senior preferred interests or with cash on hand at the Enlivant Joint Venture.

Certain amounts in the financial information have been reclassified to conform to Sabra's presentation. For the Enlivant Joint Venture, except for basis adjustments, other-than-temporary impairment and loss from unconsolidated joint venture, the financial information reflects the historical cost basis of the assets which pre-dated the Company's investment in the Enlivant Joint Venture. In addition, the Company's share of net (loss) income in the Enlivant Joint Venture excludes certain equity-like compensation expense and the related income tax impact as such expense is not the responsibility of the Company under the terms of the joint venture agreement.

Net Investment in Sales-Type Lease

As of December 31, 2022, the Company had a $25.5 million net investment in one skilled nursing/transitional care facility leased to a tenant under a sales-type lease, as the tenant is obligated to purchase the property at the end of the lease term. The net investment in sales-type lease is recorded in accounts receivable, prepaid expenses and other assets, net on the accompanying consolidated balance sheets and represents the present value of total rental payments of $0.8 million, plus the estimated purchase price of $25.6 million, less the unearned lease income of $0.8 million and allowance for credit losses of $0.1 million as of December 31, 2022. Unearned lease income represents the excess of the minimum lease payments and residual value over the cost of the investment. Unearned lease income is deferred and amortized to income over the lease term to provide a constant yield when collectability of the lease payments is reasonably assured. Income from the Company's net investment in sales-type lease was $2.5 million, $2.4 million and $2.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is reflected in interest and other income on the accompanying consolidated statements of (loss) income. During each of the years ended December 31, 2022 and 2020, the Company reduced its allowance for credit losses by $0.1 million, and during the year ended December 31, 2021, the Company increased its allowance for credit losses by $0.1 million. During the year ended December 31, 2021, the Company was required to recognize a $1.0 million gain on sale of real estate prior to the sale to the tenant as a result of a lease modification and reassessing the classification of the lease and determining it should be accounted for as a sales-type lease. Future minimum lease payments contractually due under the sales-type lease at December 31, 2022, were $0.8 million for 2023.

5.   IMPAIRMENT OF REAL ESTATE AND DISPOSITIONS

Impairment of Real Estate

During the years ended December 31, 2022, 2021 and 2020, the Company recognized real estate impairments of $94.0 million, $9.5 million and $4.0 million, respectively, related to 10, three and four facilities, respectively, that have either sold or are under contract to sell.

To estimate the fair value of the impaired facilities, the Company utilized a market approach which considered binding sale agreements, non-binding offers from unrelated third parties or model-derived valuations with significant unobservable inputs (Level 3 measurements), as applicable.

The Company continues to evaluate additional assets for sale as part of its initiative to recycle capital and further improve its portfolio quality. This could lead to a shorter hold period and could result in the determination that the full amount of the Company's investment is not recoverable, resulting in an impairment charge which could be material.

Dispositions

The following table summarizes the Company's dispositions for the periods presented (dollars in millions):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Number of facilities		18		16		8
Consideration, net of closing costs	$	87.3	$	103.4	$	50.0
Net carrying value		99.3		92.1		47.1
Net (loss) gain on sale	$	(12.0)	$	11.3	$	2.9
Net (loss) income [1]	$	(21.8)	$	15.4	$	12.1

[1] In addition to net gain on sale, net (loss) income includes impairment of real estate of $14.8 million, $9.5 million and $4.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The sale of the disposition facilities does not represent a strategic shift that has or will have a major effect on the Company's operations and financial results, and therefore the results of operations attributable to these facilities have remained in continuing operations.

6. INTANGIBLE ASSETS AND LIABILITIES

The following table summarizes the Company's intangible assets and liabilities as of December 31, 2022 and 2021 (in thousands):

| | As of December 31, | | | |
	2022		2021	
Lease Intangible Assets:				
Above market leases	$	7,496	$	7,496
Tenant origination and absorption costs		58,578		61,414
Tenant relationship		20,119		22,823
Gross lease intangible assets		86,193		91,733
Accumulated amortization		(46,062)		(37,670)
Lease intangible assets, net	$	40,131	$	54,063
Lease Intangible Liabilities:				
Below market leases	$	80,208	$	81,211
Accumulated amortization		(37,964)		(31,498)
Lease intangible liabilities, net	$	42,244	$	49,713

The following is a summary of real estate intangible amortization income (expense) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Increase (decrease) to rental income related to above/below market leases, net [1]	$	6,624	$	(13,512)	$	849
Depreciation and amortization related to tenant origination and absorption costs and tenant relationship		(17,591)		(8,694)		(10,620)

[1] Balance for the year ended December 31, 2021 includes $18.6 million of accelerated amortization related to the above market lease intangible associated with the Company's lease with Avamere. See Note 4, "Investment in Real Estate Properties," for further discussion.

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2022 will be amortized for the years ending December 31 as follows (dollars in thousands):

	Lease Intangible Assets	Lease Intangible Liabilities
2023	$ 9,040	$ 7,118
2024	5,507	7,118
2025	4,789	6,228
2026	4,504	4,956
2027	3,180	4,443
Thereafter	13,111	12,381
	$ 40,131	$ 42,244
Weighted-average remaining amortization period	8.7 years	7.0 years

7. LOANS RECEIVABLE AND OTHER INVESTMENTS

As of December 31, 2022 and 2021, the Company's loans receivable and other investments consisted of the following (dollars in thousands):

						As of December 31, 2022		
Investment	Quantity as of December 31, 2022	Property Type	Principal Balance as of December 31, 2022 [1]	Book Value as of December 31, 2022	Book Value as of December 31, 2021	Weighted Average Contractual Interest Rate / Rate of Return	Weighted Average Annualized Effective Interest Rate / Rate of Return	Maturity Date as of December 31, 2022
Loans Receivable:								
Mortgage	2	Behavioral Health	$ 319,000	$ 319,000	$ 309,000	7.6 %	7.6 %	11/01/26 - 01/31/27
Construction	—	—	—	—	3,347	— %	— %	—
Other	10	Multiple	51,364	47,936	36,028	7.1 %	6.6 %	02/03/23 - 08/31/28
	12		370,364	366,936	348,375	7.6 %	7.5 %	
Allowance for loan losses			—	(6,611)	(6,344)			
			$ 370,364	$ 360,325	$ 342,031			
Other Investments:								
Preferred Equity	7	Skilled Nursing / Senior Housing	50,902	51,071	57,055	10.8 %	10.8 %	N/A
Total	19		$ 421,266	$ 411,396	$ 399,086	8.0 %	7.9 %	

[1] Principal balance includes amounts funded and accrued but unpaid interest / preferred return and excludes capitalizable fees.

As of December 31, 2022, the Company has committed to provide up to $33.6 million of future funding related to two preferred equity investments.

Additional information regarding the Company's loans receivable is as follows (dollars in thousands):

		Year Ended December 31,			
	2022		2021		2020
Allowance for loan losses:					
Balance at the beginning of the year	$ 6,344	$	2,458	$	542
Provision for loan losses	267		3,886		1,916
Balance at the end of the year	$ 6,611	$	6,344	$	2,458

	As of December 31,		
	2022		2021
Deteriorated credit quality:			
Number of loans receivable investments	1		4
Principal balance	$ 1,214	$	1,780
Book value	—		188
Nonaccrual status:			
Number of loans receivable investments	3		3
Book value	$ —	$	—

As of December 31, 2022 and 2021, the Company did not consider any preferred equity investments to be impaired, and no preferred equity investments were on nonaccrual status.

8. DEBT

Secured Indebtedness

The Company's secured debt consists of the following (dollars in thousands):

				As of December 31, 2022		
	Principal Balance as of December 31, [1]			Weighted Average	Weighted Average	
Interest Rate Type	2022		2021	Interest Rate	Effective Interest Rate [2]	Maturity Date
Fixed Rate	$ 50,123	$	67,602	2.84 %	3.33 %	May 2031 - August 2051

[1] Principal balance does not include deferred financing costs, net of $0.9 million as of each of December 31, 2022 and 2021.
[2] Weighted average effective interest rate includes private mortgage insurance.

During the year ended December 31, 2022, the Company repaid $15.4 million of debt secured by three facilities.

During the year ended December 31, 2021, the Company sold two facilities and repaid $9.8 million of debt secured by the facilities which resulted in a $0.1 million loss on extinguishment of debt related to write-offs of deferred financing costs.

During the year ended December 31, 2020, the Company sold three facilities that secured an aggregate $31.8 million of debt which was assumed by the buyers of the facilities and recognized a $0.5 million loss on extinguishment of debt related to write-offs of deferred financing costs in connection with the sales.

Senior Unsecured Notes

The Company's senior unsecured notes consist of the following (dollars in thousands):

Title	Maturity Date	Principal Balance as of December 31, [1]	
		2022	2021
5.125% senior unsecured notes due 2026	August 15, 2026	$ 500,000	$ 500,000
5.88% senior unsecured notes due 2027	May 17, 2027	100,000	100,000
3.90% senior unsecured notes due 2029	October 15, 2029	350,000	350,000
3.20% senior unsecured notes due 2031	December 1, 2031	800,000	800,000
		$ 1,750,000	$ 1,750,000

[1] Principal balance does not include discount, net of $3.5 million and deferred financing costs, net of $12.0 million as of December 31, 2022 and does not include discount, net of $2.9 million and deferred financing costs, net of $13.6 million as of December 31, 2021. In addition, the weighted average effective interest rate as of December 31, 2022 was 4.01%.

4.80% Notes Due 2024. On May 29, 2019, the Operating Partnership and Sabra Capital Corporation, wholly owned subsidiaries of the Company (the "Issuers"), completed an underwritten public offering of $300.0 million aggregate principal amount of 4.80% senior unsecured notes due 2024 (the "2024 Notes"). The net proceeds were $295.3 million after deducting underwriting discounts and other offering expenses.

On October 7, 2021, the Issuers redeemed all $300.0 million aggregate principal amount outstanding of the 2024 Notes at a cash redemption price of 110.045% of the principal amount being redeemed, plus accrued and unpaid interest. The redemption resulted in $32.7 million of redemption related costs and write-offs for the year ended December 31, 2021, consisting of $30.2 million in payments made to noteholders and legal fees for early redemption and $2.5 million of write-offs associated with unamortized discount and deferred financing costs.

5.125% Notes Due 2026. In connection with the Company's merger with Care Capital Properties ("CCP"), on August 17, 2017, the Operating Partnership assumed $500.0 million aggregate principal amount of 5.125% senior unsecured notes due 2026 (the "2026 Notes") issued by Care Capital Properties, LP in July 2016. The 2026 Notes accrue interest at a rate of 5.125% per annum payable semiannually on February 15 and August 15 of each year.

The Operating Partnership may, at its option, redeem the 2026 Notes at any time in whole or from time to time in part prior to their stated maturity. The redemption price for 2026 Notes that are redeemed will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, plus, (ii) if redeemed prior to May 15, 2026, a make-whole premium. Assuming the 2026 Notes are not redeemed, the 2026 Notes mature on August 15, 2026.

5.88% Notes Due 2027. In connection with the Company's merger with CCP, on August 17, 2017, the Operating Partnership assumed $100.0 million aggregate principal amount of unregistered senior unsecured notes due 2027 (the "2027 Notes") issued by Care Capital Properties, LP in May 2016. The 2027 Notes accrue interest at a rate of 5.88% per annum payable semiannually on May 17 and November 17 of each year.

The Operating Partnership may prepay the 2027 Notes, in whole at any time or in part from time to time, at 100% of the principal amount to be prepaid plus a make-whole premium. Assuming the 2027 Notes are not redeemed, the 2027 Notes mature on May 17, 2027.

3.90% Notes Due 2029. On October 7, 2019, the Issuers completed an underwritten public offering of $350.0 million aggregate principal amount of 3.90% senior unsecured notes due 2029 (the "2029 Notes"). The net proceeds were $340.5 million after deducting underwriting discounts and other offering expenses. A portion of the net proceeds was used to redeem all $200.0 million of 5.375% unsecured senior notes due 2023 (the "2023 Notes"), and the remaining net proceeds were used to repay borrowings outstanding on the Prior Revolving Credit Facility (as defined below). The 2029 Notes accrue interest at a rate of 3.90% per annum payable semiannually on April 15 and October 15 of each year. In 2019, Sabra Capital Corporation's obligations as a co-issuer under the 2029 Notes were automatically released and discharged upon the redemption of the 2023 Notes.

The 2029 Notes are redeemable at the option of the Operating Partnership, in whole or in part at any time and from time to time, prior to July 15, 2029, at a price equal to 100% of the principal amount, together with any accrued and unpaid interest to, but not including, the redemption date, plus a make-whole premium. The Operating Partnership may also redeem the 2029 Notes on or after July 15, 2029, at a price equal to 100% of the principal amount, together with any accrued and unpaid interest to, but not including, the redemption date. Assuming the 2029 Notes are not redeemed, the 2029 Notes mature on October 15, 2029.

3.20% Notes Due 2031. On September 30, 2021, the Operating Partnership completed an underwritten public offering of $800.0 million aggregate principal amount of 3.20% senior unsecured notes due 2031 (the "2031 Notes"). The net proceeds were $782.2 million after deducting underwriting discounts and other offering expenses. The net proceeds were used to repay $345.0 million of the Company's U.S. dollar Prior Term Loans (as defined below), redeem all of the 2024 Notes, as discussed above, and to fund a portion of one of the Company's mortgage loans. The 2031 Notes accrue interest at a rate of 3.20% per annum payable semiannually on June 1 and December 1 of each year, commencing on June 1, 2022.

The 2031 Notes are redeemable at the option of the Operating Partnership, in whole or in part at any time and from time to time, prior to September 1, 2031, at a price equal to 100% of the principal amount, together with any accrued and unpaid interest to the redemption date, plus a "make-whole" premium. The Operating Partnership may also redeem the 2031 Notes on or after September 1, 2031, at a price equal to 100% of the principal amount, together with any accrued and unpaid interest to the redemption date. Assuming the 2031 Notes are not redeemed, the 2031 Notes mature on December 1, 2031.

The obligations under the 2027 Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and one of its non-operating subsidiaries, subject to release under certain customary circumstances. The obligations under the 2026 Notes, 2029 Notes and 2031 Notes are fully and unconditionally guaranteed, on an unsecured basis, by Sabra; provided, however, that such guarantee is subject to release under certain customary circumstances.

The indenture governing the 2026 Notes contains certain covenants that, among other things, limits the ability of Sabra, the Issuers and their subsidiaries to: (i) consummate a merger, consolidate or sell all or substantially all of our consolidated assets and (ii) incur secured or unsecured indebtedness. In addition, Sabra, the Operating Partnership and their subsidiaries are required to maintain at all times consolidated unencumbered total asset value in an amount not less than 150% of the aggregate outstanding principal amount of the Company's consolidated unsecured debt.

The agreement governing the 2027 Notes provides for customary events of default, including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal of, the 2027 Notes, the failure to comply with certain covenants and agreements specified in the agreement governing the 2027 Notes for a period of time after notice has been provided, the acceleration of other indebtedness resulting from the failure to pay principal on such other indebtedness prior to its maturity, and certain events of insolvency. In addition, certain change of control events constitute an event of default under the agreement governing the 2027 Notes. If any event of default occurs, the principal of, premium, if any, and accrued interest on all the then-outstanding 2027 Notes may become due and payable immediately.

The indenture governing the 2029 Notes and 2031 Notes contains restrictive covenants that, among other things, restrict the ability of Sabra, the Issuers and their subsidiaries to: (i) incur or guarantee additional indebtedness; (ii) incur or guarantee secured indebtedness; and (iii) merge or consolidate or sell all or substantially all of their assets. The indenture governing the 2029 Notes and 2031 Notes also provides for customary events of default, including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal of, the 2029 Notes and 2031 Notes, the failure to comply with certain covenants and agreements specified in the indenture for a period of time after notice has been provided, the acceleration of other indebtedness resulting from the failure to pay principal on such other indebtedness prior to its maturity, and certain events of insolvency. If any event of default occurs, the principal of, premium, if any, and accrued interest on all the then-outstanding 2029 Notes and 2031 Notes may become due and payable immediately. The indenture governing the 2029 Notes and 2031 Notes requires Sabra, the Issuers and their subsidiaries to maintain Total Unencumbered Assets (as defined in the indentures) of at least 150% of the Company's unsecured indebtedness.

The Company was in compliance with all applicable financial covenants under the indentures and agreements (the "Senior Notes Indentures") governing the 2026 Notes, 2027 Notes, 2029 Notes and 2031 Notes (collectively, the "Senior Notes") outstanding as of December 31, 2022.

Credit Agreement

On September 9, 2019, the Operating Partnership and Sabra Canadian Holdings, LLC (together, the "Borrowers"), Sabra and the other parties thereto entered into a fifth amended and restated unsecured credit agreement (the "Prior Credit Agreement").

The Prior Credit Agreement included a $1.0 billion revolving credit facility (the "Prior Revolving Credit Facility"), a $436.3 million U.S. dollar term loan and a CAD $125.0 million Canadian dollar term loan (collectively, the "Prior Term Loans"). Further, up to $175.0 million of the Prior Revolving Credit Facility could be used for borrowings in certain foreign currencies. The Prior Credit Agreement also contained an accordion feature that allowed for an increase in the total available borrowings to $2.75 billion, subject to terms and conditions.

The Prior Revolving Credit Facility had a maturity date of September 9, 2023, and included two six-month extension options. The Prior Term Loans had a maturity date of September 9, 2024.

During the years ended December 31, 2022 and 2021, the Company recognized $0.4 million and $1.8 million, respectively, of loss on extinguishment of debt related to write-offs of deferred financing costs in connection with the partial pay down of the U.S. dollar Prior Term Loan.

As of December 31, 2022, there was $197.0 million (including CAD $204.5 million) outstanding under the Prior Revolving Credit Facility and $803.0 million available for borrowing.

Borrowings under the Prior Revolving Credit Facility bore interest on the outstanding principal amount at a rate equal to a ratings-based applicable interest margin plus, Canadian Dollar Offered Rate ("CDOR") for Canadian dollar borrowings, or at the Operating Partnership's option for U.S. dollar borrowings, either (a) LIBOR or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, and (iii) one-month LIBOR plus 1.0% (the "Prior Base Rate"). The ratings-based applicable interest margin for borrowings varied based on the Debt Ratings, as defined in the Prior Credit Agreement, and ranged from 0.775% to 1.45% per annum for CDOR or LIBOR based borrowings and 0.00% to 0.45% per annum for borrowings at the Prior Base Rate. As of December 31, 2022, the weighted average interest rate on the Prior Revolving Credit Facility was 5.76%. In addition, the Operating Partnership paid a facility fee ranging between 0.125% and 0.300% per annum based on the aggregate amount of commitments under the Prior Revolving Credit Facility regardless of amounts outstanding thereunder.

The U.S. dollar Prior Term Loan bore interest on the outstanding principal amount at a rate equal to a ratings-based applicable interest margin plus, at the Operating Partnership's option, either (a) LIBOR or (b) the Prior Base Rate. The ratings-based applicable interest margin for borrowings varied based on the Debt Ratings and ranged from 0.85% to 1.65% per annum for LIBOR based borrowings and 0.00% to 0.65% per annum for borrowings at the Prior Base Rate. As of December 31, 2022, the interest rate on the U.S. dollar Prior Term Loan was 5.64%. The Canadian dollar Prior Term Loan bore interest on the outstanding principal amount at a rate equal to CDOR plus an interest margin ranged from 0.85% to 1.65% depending on the Debt Ratings. As of December 31, 2022, the interest rate on the Canadian dollar Prior Term Loan was 5.99%.

The Company has interest rate swaps and interest rate collars that fix and set a cap and floor, respectively, for the LIBOR portion of the interest rate for $436.3 million of LIBOR-based borrowings under its U.S. dollar Prior Term Loan at a weighted average rate of 1.14% and interest rate swaps that fix the CDOR portion of the interest rate for CAD $125.0 million of CDOR-based borrowings under its Canadian dollar Prior Term Loan at a rate of 1.10%. As of December 31, 2022, the effective interest rate on the U.S. dollar and Canadian dollar Prior Term Loans was 3.21% and 2.35%, respectively. In addition, the Canadian dollar Prior Term Loan and the CAD $204.5 million outstanding under the Prior Revolving Credit Facility were designated as net investment hedges. See Note 9, "Derivative and Hedging Instruments," for further information.

The obligations of the Borrowers under the Prior Credit Agreement were fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and one of its non-operating subsidiaries, subject to release under certain customary circumstances.

The Prior Credit Agreement contained customary covenants that included restrictions or limitations on the ability to pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Prior Credit Agreement also required Sabra, through the Operating Partnership, to comply with specified financial covenants, which included a maximum total leverage ratio, a minimum secured debt leverage ratio, a minimum fixed charge coverage ratio, a maximum unsecured leverage ratio, a minimum tangible net worth requirement and a minimum unsecured interest coverage ratio.

On January 4, 2023, the Borrowers, and the other parties thereto entered into a sixth amended and restated unsecured credit agreement (the "Credit Agreement").

The Credit Agreement includes a $1.0 billion revolving credit facility (the "Revolving Credit Facility"), a $430.0 million U.S. dollar term loan and a CAD $150.0 million Canadian dollar term loan (collectively, the "Term Loans"). Further, up to $350.0 million of the Revolving Credit Facility may be used for borrowings in certain foreign currencies. The Credit Agreement also contains an accordion feature that can increase the total available borrowings to $2.75 billion, subject to terms and conditions.

The Revolving Credit Facility has a maturity date of January 4, 2027, and includes two six-month extension options. The Term Loans have a maturity date of January 4, 2028.

Borrowings under the Revolving Credit Facility bear interest on the outstanding principal amount at a rate equal to a ratings-based applicable interest margin plus, CDOR for Canadian dollar borrowings, or at the Operating Partnership's option for U.S. dollar borrowings, either (a) Daily Simple SOFR, as defined in the Credit Agreement, or (b) a base rate determined as the greater of (i) the federal funds rate plus 0.5%, (ii) the prime rate, (iii) Term SOFR, as defined in the Credit Agreement, plus 1.0% (the "Base Rate"), and (iv) 1.00%. The ratings-based applicable interest margin for borrowings will vary based on the Debt Ratings, as defined in the Credit Agreement, and will range from 0.775% to 1.450% per annum for Daily Simple SOFR based borrowings and 0.00% to 0.450% per annum for borrowings at the Base Rate. In addition, the Operating Partnership pays a facility fee ranging between 0.125% and 0.300% per annum based on the aggregate amount of commitments under the Revolving Credit Facility regardless of amounts outstanding thereunder.

The U.S. dollar Term Loan bears interest on the outstanding principal amount at a ratings-based applicable interest margin plus, at the Operating Partnership's option, either (a) Term SOFR or (b) the Base Rate. The ratings-based applicable interest margin for borrowings will vary based on the Debt Ratings and will range from 0.850% to 1.650% per annum for Term SOFR based borrowings and 0.00% to 0.650% per annum for borrowings at the Base Rate. The Canadian dollar Term Loan bears interest on the outstanding principal amount at a rate equal CDOR plus an interest margin that will range from 0.850% to 1.650% depending on the Debt Ratings.

The obligations of the Borrowers under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries.

The Credit Agreement contains customary covenants that include restrictions or limitations on the ability to pay dividends, incur additional indebtedness, engage in non-healthcare related business activities, enter into transactions with affiliates and sell or otherwise transfer certain assets as well as customary events of default. The Credit Agreement also requires Sabra, through the Operating Partnership, to comply with specified financial covenants, which include a maximum total leverage ratio, a maximum secured debt leverage ratio, a minimum fixed charge coverage ratio, a maximum unsecured leverage ratio, a minimum tangible net worth requirement and a minimum unsecured interest coverage ratio. As of December 31, 2022, the Company was in compliance with all applicable financial covenants under the Credit Agreement.

Interest Expense

During the years ended December 31, 2022, 2021 and 2020, the Company incurred interest expense of $105.5 million, $98.6 million and $100.4 million, respectively. Interest expense includes non-cash interest expense of $11.1 million, $8.4 million and $8.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had $18.2 million and $21.5 million, respectively, of accrued interest included in accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

Maturities

The following is a schedule of maturities for the Company's outstanding debt as of December 31, 2022 (in thousands):

	Secured Indebtedness		Prior Revolving Credit Facility [1]		Prior Term Loans		Senior Notes		Total	
2023	$	1,979	$	196,982	$	—	$	—	$	198,961
2024		2,034		—		528,538		—		530,572
2025		2,089		—		—		—		2,089
2026		2,147		—		—		500,000		502,147
2027		2,206		—		—		100,000		102,206
Thereafter		39,668		—		—		1,150,000		1,189,668
Total Debt		50,123		196,982		528,538		1,750,000		2,525,643
Discount, net		—		—		—		(3,545)		(3,545)
Deferred financing costs, net		(891)		—		(2,409)		(12,024)		(15,324)
Total Debt, Net	$	49,232	$	196,982	$	526,129	$	1,734,431	$	2,506,774

[1] Prior Revolving Credit Facility was subject to two six-month extension options.

9. DERIVATIVE AND HEDGING INSTRUMENTS

The Company is exposed to various market risks, including the potential loss arising from adverse changes in interest rates and foreign exchange rates. The Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates and foreign exchange rates. The Company's derivative financial instruments are used to manage differences in the amount of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

Certain of the Company's foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value in the Company's functional currency, the U.S. dollar, of the Company's investment in foreign operations, the cash receipts and payments related to these foreign operations and payments of interest and principal under Canadian dollar denominated debt. The Company enters into derivative financial instruments to protect the value of its foreign investments and fix a portion of the interest payments for certain debt obligations. The Company does not enter into derivatives for speculative purposes.

Cash Flow Hedges

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. As of December 31, 2022, approximately $5.2 million of gains, which are included in accumulated other comprehensive income, are expected to be reclassified into earnings in the next 12 months.

Net Investment Hedges

The Company is exposed to fluctuations in foreign exchange rates on investments it holds in Canada. The Company uses cross currency interest rate swaps to hedge its exposure to changes in foreign exchange rates on these foreign investments.

The following presents the notional amount of derivative instruments as of the dates indicated (in thousands):

	As of December 31,			
	2022		2021	
Derivatives designated as cash flow hedges:				
Denominated in U.S. Dollars [1]	$	436,250	$	436,250
Denominated in Canadian Dollars	$	125,000	$	125,000
Derivatives designated as net investment hedges:				
Denominated in Canadian Dollars	$	55,991	$	50,859
Financial instrument designated as net investment hedge:				
Denominated in Canadian Dollars	$	329,500	$	125,000
Derivatives not designated as net investment hedges:				
Denominated in Canadian Dollars	$	309	$	5,441

[1] Balance includes swaps with an aggregate notional amount of $175.0 million, which accretes to $262.5 million in January 2023.

Derivative and Financial Instruments Designated as Hedging Instruments

The following is a summary of the derivative and financial instruments designated as hedging instruments held by the Company at December 31, 2022 and 2021 (dollars in thousands):

Type	Designation	Count as of December 31, 2022	Fair Value as of December 31,		Maturity Dates	Balance Sheet Location
			2022	2021		
Assets:						
Interest rate swaps	Cash flow	6	$ 11,004	$ 1,481	2023 - 2024	Accounts receivable, prepaid expenses and other assets, net
Interest rate collars	Cash flow	2	6,622	—	2024	Accounts receivable, prepaid expenses and other assets, net
Cross currency interest rate swaps	Net investment	2	3,851	1,849	2025	Accounts receivable, prepaid expenses and other assets, net
			$ 21,477	$ 3,330		
Liabilities:						
Interest rate swaps	Cash flow	—	$ —	$ 3,522	2023 - 2024	Accounts payable and accrued liabilities
Interest rate collars	Cash flow	—	—	204	2024	Accounts payable and accrued liabilities
CAD borrowings under Prior Revolving Credit Facility	Net investment	1	150,982	—	2023	Revolving credit facility
CAD Prior Term Loan	Net investment	1	92,288	98,438	2024	Term loans, net
			$ 243,270	$ 102,164		

The following presents the effect of the Company's derivative and financial instruments designated as hedging instruments on the consolidated statements of (loss) income and the consolidated statements of equity for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Gain (Loss) Recognized in Other Comprehensive Income (Loss)			Loss Reclassified from Accumulated Other Comprehensive Income (Loss) Into Income			Income Statement Location
	For the year ended December 31,						
	2022	2021	2020	2022	2021	2020	
Cash Flow Hedges:							
Interest rate products	$ 22,032	$ 17,408	$ (35,320)	$ (4,179)	$ (12,774)	$ (8,072)	Interest expense
Net Investment Hedges:							
Foreign currency products	2,233	(272)	(758)	—	—	—	N/A
CAD borrowings under Prior Revolving Credit Facility	9,454	—	—	—	—	—	N/A
CAD Prior Term Loan	6,150	(338)	(2,075)	—	—	—	N/A
	$ 39,869	$ 16,798	$ (38,153)	$ (4,179)	$ (12,774)	$ (8,072)	

During the years ended December 31, 2022, 2021 and 2020, no cash flow hedges were determined to be ineffective.

Derivatives Not Designated as Hedging Instruments

As of December 31, 2022, the Company had one outstanding cross currency interest rate swap, of which a portion was not designated as a hedging instrument, in an asset position with a fair value of $21,000 that is included in accounts receivable, prepaid expenses and other assets, net on the consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recorded $0.1 million, $22,000 and $0.1 million of other expense, respectively, related to the portion of derivatives not designated as hedging instruments.

Offsetting Derivatives

The Company enters into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2022 and 2021 (in thousands):

	Gross Amounts of Recognized Assets / Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets / Liabilities presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
As of December 31, 2022				Financial Instruments	Cash Collateral Received	
Offsetting Assets:						
Derivatives	$ 21,477	$ —	$ 21,477	$ —	$ —	$ 21,477
Offsetting Liabilities:						
Derivatives	$ —	$ —	$ —	$ —	$ —	$ —

	Gross Amounts of Recognized Assets / Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets / Liabilities presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
As of December 31, 2021				Financial Instruments	Cash Collateral Received	
Offsetting Assets:						
Derivatives	$ 3,330	$ —	$ 3,330	$ (930)	$ —	$ 2,400
Offsetting Liabilities:						
Derivatives	$ 3,726	$ —	$ 3,726	$ (930)	$ —	$ 2,796

Credit Risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision pursuant to which the Company could be declared in default on the derivative obligation if the Company defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender. As of December 31, 2022, the Company had no derivatives in a net liability position related to these agreements.

10.   FAIR VALUE DISCLOSURES

Financial Instruments

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments.

Financial instruments for which actively quoted prices or pricing parameters are available and whose markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments whose markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The carrying values of cash and cash equivalents, restricted cash, accounts payable, accrued liabilities and the Prior Credit Agreement are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for other financial instruments are derived as follows:

Loans receivable: These instruments are presented on the accompanying consolidated balance sheets at their amortized cost and not at fair value. The fair values of the loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans receivable, as well as the underlying collateral value and other credit enhancements as applicable. The Company utilized discount rates ranging from 7% to 16% with a weighted average rate of 8% in its fair value calculation. As such, the Company classifies these instruments as Level 3.

Preferred equity investments: These instruments are presented on the accompanying consolidated balance sheets at their cost and not at fair value. The fair values of the preferred equity investments were estimated using an internal valuation model that considered the expected future cash flows for the preferred equity investments, the underlying collateral value and other credit enhancements. The Company utilized discount rates ranging from 10% to 15% with a weighted average rate of 11% in its fair value calculation. As such, the Company classifies these instruments as Level 3.

Derivative instruments: The Company's derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The Company estimates the fair value of derivative instruments, including its interest rate swaps, interest rate collars and cross currency swaps, using the assistance of a third party using inputs that are observable in the market, which include forward yield curves and other relevant information. Although the Company has determined that the majority of the inputs used to value its derivative financial instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivative financial instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivative financial instruments. As a result, the Company has determined that its derivative financial instruments valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Senior Notes: These instruments are presented on the accompanying consolidated balance sheets at their outstanding principal balance, net of unamortized deferred financing costs and premiums/discounts and not at fair value. The fair values of the Senior Notes were determined using third-party market quotes derived from orderly trades. As such, the Company classifies these instruments as Level 2.

Secured indebtedness: These instruments are presented on the accompanying consolidated balance sheets at their outstanding principal balance, net of unamortized deferred financing costs and premiums/discounts and not at fair value. The fair values of the Company's secured debt were estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. The Company utilized a rate of 6% in its fair value calculation. As such, the Company classifies these instruments as Level 3.

The following are the face values, carrying amounts and fair values of the Company's financial instruments as of December 31, 2022 and 2021 whose carrying amounts do not approximate their fair value (in thousands):

	As of December 31, 2022			As of December 31, 2021		
	Face Value [(1)]	Carrying Amount [(2)]	Fair Value	Face Value [(1)]	Carrying Amount [(2)]	Fair Value
Financial assets:						
Loans receivable	$ 370,364	$ 360,325	$ 370,188	$ 352,159	$ 342,031	$ 350,107
Preferred equity investments	50,902	51,071	51,995	56,805	57,055	57,784
Financial liabilities:						
Senior Notes	1,750,000	1,734,431	1,463,041	1,750,000	1,733,566	1,808,781
Secured indebtedness	50,123	49,232	38,149	67,602	66,663	65,361

[(1)] Face value represents amounts contractually due under the terms of the respective agreements.
[(2)] Carrying amount represents the book value of financial instruments, including unamortized premiums/discounts and deferred financing costs.

The Company determined the fair value of financial instruments as of December 31, 2022 whose carrying amounts do not approximate their fair value with valuation methods utilizing the following types of inputs (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Loans receivable	$ 370,188	$ —	$ —	$ 370,188
Preferred equity investments	51,995	—	—	51,995
Financial liabilities:				
Senior Notes	1,463,041	—	1,463,041	—
Secured indebtedness	38,149	—	—	38,149

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at the applicable dates and requires a significant amount of judgment. Transaction volume for certain of the Company's financial instruments remains relatively low, which has made the estimation of fair values difficult. Therefore, both the actual results and the Company's estimate of fair value at a future date could be materially different.

Items Measured at Fair Value on a Recurring Basis

During the year ended December 31, 2022, the Company recorded the following amounts measured at fair value (in thousands):

| | Total | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:				
Financial assets:				
Interest rate swaps	$ 11,004	$ —	$ 11,004	$ —
Interest rate collars	6,622	—	6,622	—
Cross currency interest rate swaps	3,851	—	3,851	—

11. EQUITY

Common Stock

On December 11, 2019, the Company established an at-the-market equity offering program (the "Prior ATM Program") pursuant to which shares of its common stock having an aggregate gross sales price of up to $400.0 million may be sold from time to time (i) by the Company through a consortium of banks acting as sales agents or directly to the banks acting as principals or (ii) by a consortium of banks acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. On August 6, 2021, the Company terminated the Prior ATM Program pursuant to its termination rights.

During the years ended December 31, 2021 and 2020, the Company sold 2.2 million and 3.7 million shares under the Prior ATM Program, respectively, at an average price of $17.78 and $16.23 per share, respectively, generating gross proceeds of $38.8 million (before $0.6 million of commissions) and $60.0 million (before $0.9 million of commissions), respectively, (excluding sales utilizing the forward feature of the Prior ATM Program, as described below).

Additionally, during the years ended December 31, 2021 and 2020, the Company utilized the forward feature of the Prior ATM Program to allow for the sale of up to 6.8 million and 2.6 million shares of the Company's common stock, respectively, at an initial weighted average price of $17.49 and $17.44 per share, net of commissions, respectively. During the years ended December 31, 2021 and 2020, the Company settled 7.9 million (inclusive of the 6.8 million shares referenced in the immediately preceding sentence, and constituting all of the open forward positions under the Prior ATM Program) and 1.4 million shares, respectively, at a weighted average net price of $17.36 and $17.45 per share, after commissions and fees, respectively, resulting in net proceeds of $137.0 million and $25.0 million, respectively.

On August 6, 2021, the Company established a new at-the-market equity offering program (the "ATM Program") pursuant to which shares of its common stock having an aggregate gross sales price of up to $500.0 million may be sold from time to time (i) by the Company through a consortium of banks acting as sales agents or directly to the banks acting as principals or (ii) by a consortium of banks acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. On November 9, 2022, the Company terminated the ATM Program.

During the year ended December 31, 2021, the Company utilized the forward feature of the ATM Program to allow for the sale of up to 1.7 million shares of the Company's common stock at an initial weighted average price of $14.56 per share, net of commissions, and settled all of the open forward positions under the ATM Program by issuing 1.7 million shares at a weighted average net price of $14.23 per share, after commissions and fees, resulting in net proceeds of $24.2 million. No other shares were sold under the ATM Program during the year ended December 31, 2021. No shares were sold under the ATM Program and the Company did not utilize the forward feature of the ATM Program during the period from January 1, 2022 to November 9, 2022.

On October 15, 2021, the Company completed an underwritten public offering of 7.8 million newly issued shares of its common stock pursuant to an effective registration statement. The Company received net proceeds, before expenses, of $112.6 million from the offering at a price of $14.40 per share. These proceeds were used to fund a portion of one of the Company's mortgage loan investments.

During the years ended December 31, 2022, 2021 and 2020, the Company issued 0.6 million, 0.2 million and 0.2 million shares, respectively, of common stock as a result of restricted stock unit vestings.

Upon any payment of shares to team members as a result of restricted stock unit vestings, the team members' related tax withholding obligation will generally be satisfied by the Company, reducing the number of shares to be delivered by a number of shares necessary to satisfy the related applicable tax withholding obligation. During the years ended December 31, 2022, 2021 and 2020, the Company incurred $3.3 million, $2.1 million and $3.2 million, respectively, in tax withholding obligations on behalf of its team members that were satisfied through a reduction in the number of shares delivered to those participants.

Accumulated Other Comprehensive Income (Loss)

The following is a summary of the Company's accumulated other comprehensive income (loss) (in thousands):

	As of December 31,			
	2022		2021	
Foreign currency translation gain (loss)	$	1,168	$	(1,973)
Unrealized gain (loss) on cash flow hedges		17,895		(8,048)
Total accumulated other comprehensive income (loss)	$	19,063	$	(10,021)

12.   STOCK-BASED COMPENSATION

All stock-based awards are subject to the terms of the 2009 Performance Incentive Plan, which was assumed by the Company effective as of November 15, 2010 in connection with the Company's separation from Sun and was most recently amended and restated in April 2017. The 2009 Performance Incentive Plan provides for the granting of stock-based compensation, including stock options, time-based stock units, funds from operations-based stock units ("FFO Units"), relative total stockholder return-based stock units ("TSR Units") and performance-based restricted stock units to directors, officers and other team members in connection with their employment with or services provided to the Company.

Restricted Stock Units and Performance-Based Restricted Stock Units

Under the 2009 Performance Incentive Plan, restricted stock units and performance-based restricted stock units generally have a contractual life or vest over a three- to five-year period. The vesting of certain restricted stock units may accelerate, as defined in the grant, upon retirement, a change in control and other events. When vested (and subject to any applicable deferral or holdback period), each performance-based restricted stock unit is convertible into one share of common stock, subject to any deferrals in issuance pursuant to the grant. The restricted stock units are valued on the grant date based on the market price of the Company's common stock on that date. Generally, the Company recognizes the fair value of the awards over the applicable vesting period as compensation expense. In addition, since the shares to be issued may vary based on the performance of the Company, the Company must make assumptions regarding the projected performance criteria and the shares that will ultimately be issued. The amount of FFO Units that will ultimately vest is dependent on the amount by which the Company's funds from operations as adjusted ("FFO") differs from a target FFO amount for a period specified in each grant and will range from 0% to 200% of the FFO Units initially granted. Similarly, the amount of TSR Units that will ultimately vest is dependent on the amount by which the total shareholder return ("TSR") of the Company's common stock differs from a predefined peer group for a period specified in each grant and will range from 0% to 200% of the TSR Units initially granted. Upon any payment of shares as a result of restricted stock unit vestings, the related tax withholding obligation will generally be satisfied by the Company, reducing the number of shares to be delivered by a number of shares necessary to satisfy the related applicable tax withholding obligation. The value of the shares withheld is dependent on the closing price of the Company's common stock on the date the relevant transaction occurs.

The following table summarizes additional information concerning restricted stock units at December 31, 2022:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit
Unvested as of December 31, 2021	1,656,544	$ 16.19
Granted	862,603	12.78
Vested	(377,632)	14.97
Dividends reinvested	170,225	16.29
Cancelled/forfeited	(163,956)	15.92
Unvested as of December 31, 2022	2,147,784	$ 15.07

As of December 31, 2022, the weighted average remaining vesting period of restricted stock units was 2.7 years. The weighted average fair value per share at the date of grant for restricted stock units for the years ended December 31, 2022, 2021 and 2020 was $12.78, $15.55 and $17.13, respectively. The total fair value of units vested during the years ended December 31, 2022, 2021 and 2020 was $5.7 million, $15.9 million and $10.7 million, respectively.

The fair value of the TSR Units is estimated on the date of grant using a Monte Carlo valuation model that uses the assumptions noted in the table below. The risk-free rate is based on the U.S. Treasury yield curve in effect at the grant date for the expected performance period. Expected volatility is based on historical volatility for the most recent 3-year period ending on the grant date for the Company and the selected peer companies, and is calculated on a daily basis. The following are the key assumptions used in this valuation:

	2022	2021	2020
Risk free interest rate	0.99% - 4.13%	0.17% - 0.99%	0.17% - 1.63%
Expected stock price volatility	53.60% - 56.11%	53.17% - 53.60%	23.80% - 53.17%
Expected service period	3.0 years	3.0 years	2.7 - 3.0 years
Expected dividend yield (assuming full reinvestment)	— %	— %	— %

During the years ended December 31, 2022, 2021 and 2020, the Company recognized $7.5 million, $7.9 million and $7.9 million, respectively, of stock-based compensation expense included in general and administrative expense in the consolidated statements of (loss) income. As of December 31, 2022, there was $22.8 million of total unrecognized stock-based compensation expense related to unvested awards, which is expected to be recognized over a weighted average period of 2.7 years.

Employee Benefit Plan

The Company maintains a 401(k) plan that allows for eligible participants to defer compensation, subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"). The Company provides a discretionary matching contribution of up to 4% of each participant's eligible compensation. During each of the years ended December 31, 2022, 2021 and 2020, the Company's matching contributions were $0.3 million, $0.3 million and $0.2 million, respectively.

13.   INCOME TAXES

The Company elected to be treated as a REIT with the filing of its U.S. federal income tax return for the taxable year beginning January 1, 2011. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its taxable ordinary income. In addition, the Company is required to meet certain asset and income tests. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income that it distributes to its stockholders. The Company also elected to treat certain of its consolidated subsidiaries as taxable REIT subsidiaries, which are subject to federal, state and foreign income taxes. In addition, as a result of our investments in Canada, the Company is subject to income taxes under the laws of Canada.

The following is a summary of the Company's provision for income taxes and deferred taxes (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Provision for federal, state and local income taxes	$ 1,234	$ 2,263	$ 495
Provision (benefit) for foreign income taxes	8	(418)	215
Income tax expense	$ 1,242	$ 1,845	$ 710

| | As of December 31, | |
	2022	2021
Deferred tax assets:		
Federal	$ 6,390	$ 3,668
Valuation allowance on federal	(6,390)	(3,668)
Foreign	8,455	6,307
Valuation allowance on foreign	(8,430)	(6,255)
Deferred tax (liabilities):		
Foreign	(25)	(52)
	$ —	$ —

The Company classifies interest and penalties from significant uncertain tax positions as interest expense and operating expenses, respectively, in its consolidated financial statements. During the years ended December 31, 2022, 2021 and 2020, the Company did not incur any such interest or penalties. With certain exceptions, the tax years 2019 and thereafter remain open to examination by the major taxing jurisdictions with which the Company files tax returns.

14. EARNINGS PER COMMON SHARE

The following table illustrates the computation of basic and diluted earnings per share (in thousands, except share and per share amounts):

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator			
Net (loss) income	$ (77,605)	$ (113,256)	$ 138,417
Denominator			
Basic weighted average common shares and common equivalents	230,947,895	219,073,027	206,223,503
Dilutive restricted stock units	—	—	1,029,327
Diluted weighted average common shares	230,947,895	219,073,027	207,252,830
Net (loss) income, per:			
Basic common share	$ (0.34)	$ (0.52)	$ 0.67
Diluted common share	$ (0.34)	$ (0.52)	$ 0.67

During the years ended December 31, 2022, 2021 and 2020, approximately 0.9 million, 1.0 million and 67,000 restricted stock units, respectively, and during the year ended December 31, 2021, approximately 25,000 shares related to forward equity sale agreements, were not included in computing diluted earnings per share because they were considered anti-dilutive.

15. COMMITMENTS AND CONTINGENCIES

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities. As of December 31, 2022, the Company does not expect that compliance with existing environmental laws will have a material adverse effect on the Company's financial condition and results of operations.

Legal Matters

From time to time, the Company and its subsidiaries are party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings where the likelihood of a loss contingency is reasonably possible and the amount or range of reasonably possible losses is material to the Company's results of operations, financial condition or cash flows.

16.   SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Dividend Declaration

On February 1, 2023, the Company's board of directors declared a quarterly cash dividend of $0.30 per share of common stock. The dividend will be paid on February 28, 2023 to common stockholders of record as of the close of business on February 13, 2023.

SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2022
(dollars in thousands)

Description	Location	Ownership Percentage	Encum-brances[(1)]	Initial Cost to Company: Land	Initial Cost to Company: Building and Improve-ments[(2)(3)]	Initial Cost to Company: Total	Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period: Land	Gross Amount at which Carried at Close of Period: Building and Improve-ments[(2)(3)]	Gross Amount at which Carried at Close of Period: Total	Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Skilled Nursing/Transitional Care Facilities														
Bedford Hills	Bedford, NH	100%	$ 5,207	$ 1,911	$ 12,245	$ 14,156	$ —	$ 1,911	$ 10,566	$ 12,477	$ (4,970)	1992/2010, 2019	11/15/10	36
The Elms Center	Milford, NH	100%	—	312	1,679	1,991	—	312	1,226	1,538	(983)	1890/2005	11/15/10	20
Mineral Springs	North Conway, NH	100%	10,679	417	5,352	5,769	—	417	4,386	4,803	(1,915)	1988/2009	11/15/10	43
Wolfeboro	Wolfeboro, NH	100%	8,995	454	4,531	4,985	—	454	3,747	4,201	(1,578)	1984/1986, 1987, 2009	11/15/10	41
Broadmeadow Healthcare	Middletown, DE	100%	—	1,650	21,730	23,380	—	1,650	21,730	23,380	(7,035)	2005	08/01/11	40
Capitol Healthcare	Dover, DE	100%	—	4,940	15,500	20,440	—	4,940	15,500	20,440	(5,264)	1996/2016	08/01/11	40
Pike Creek Healthcare	Wilmington, DE	100%	—	2,460	25,240	27,700	11,631	2,460	36,871	39,331	(8,359)	2009/2022	08/01/11	40
Renaissance Healthcare	Millsboro, DE	100%	—	1,640	22,620	24,260	—	1,632	22,620	24,252	(7,530)	2008	08/01/11	40
Warrington	Warrington, PA	100%	—	2,617	11,662	14,279	192	2,617	11,583	14,200	(3,359)	1958/2009/ 2016	03/30/12	40
Ridgecrest	Duffield, VA	100%	—	509	5,018	5,527	1,333	509	5,964	6,473	(2,139)	1981/2013	05/10/12	40
Arbrook Plaza	Arlington, TX	100%	—	3,783	14,219	18,002	—	3,783	13,702	17,485	(3,599)	2003/2012	11/30/12	40
Gulf Pointe Plaza	Rockport, TX	100%	—	1,005	6,628	7,633	—	1,005	6,212	7,217	(1,660)	2002/2012, 2018	11/30/12	40
Gateway Senior Living	Lincoln, NE	100%	—	6,368	29,919	36,287	—	6,368	29,919	36,287	(7,509)	1962/1996, 2013	02/14/14	40
Nye Legacy	Fremont, NE	100%	—	615	16,176	16,791	—	615	16,176	16,791	(4,453)	2008	02/14/14	40
Nye Pointe	Fremont, NE	100%	—	615	2,943	3,558	—	615	2,943	3,558	(962)	1970/1979, 1983, 1994	02/14/14	40
Ignite Medical Resort - AdamsPARC	Bartlesville, OK	100%	—	1,332	6,904	8,236	986	1,332	7,890	9,222	(1,888)	1989/2019	10/29/14	40
Ignite Medical Resort - OKC	Oklahoma City, OK	100%	—	2,189	23,567	25,756	2,534	2,189	25,925	28,114	(5,953)	1963/1984, 2018, 2019	10/29/14	40
Ignite Medical Resort - Norman	Norman, OK	100%	—	869	5,236	6,105	785	869	6,021	6,890	(1,595)	2001/2013, 2019	10/29/14	40
Cadia Healthcare of Hyattsville	Hyattsville, MD	100%	—	6,343	65,573	71,916	712	4,192	33,954	38,146	—	1950/1976, 2008	06/30/15	40
Cadia Healthcare of Annapolis	Annapolis, MD	100%	—	1,548	40,773	42,321	334	1,023	21,445	22,468	—	1964/1993, 2012	06/30/15	40
Cadia Healthcare of Wheaton	Wheaton, MD	100%	—	676	56,897	57,573	286	447	30,011	30,458	—	1966/1991, 2012	06/30/15	40
Cadia Healthcare Hagerstown	Hagerstown, MD	100%	—	1,475	56,237	57,712	8,428	975	34,457	35,432	—	1950/1953, 1975, 2014, 2019, 2020	11/25/15	40
Cadia Healthcare of Spring Brook	Silver Spring, MD	100%	—	963	48,085	49,048	356	637	26,276	26,913	—	1965/2015	07/26/16	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improvements[2][3]	Total		Land	Building and Improvements[2][3]	Total				
Andrew Residence	Minneapolis, MN	100%	—	2,931	6,943	9,874	1,190	2,931	7,999	10,930	(1,471)	1941/2014, 2019	08/17/17	40
Avamere Riverpark of Eugene	Eugene, OR	100%	—	2,205	28,700	30,905	2,252	2,205	30,952	33,157	(4,954)	1988/2016	08/17/17	40
Avamere Rehabilitation of Lebanon	Lebanon, OR	100%	—	958	14,176	15,134	—	958	14,176	15,134	(2,044)	1974	08/17/17	40
Avamere Crestview of Portland	Portland, OR	100%	—	1,791	12,833	14,624	2,761	1,791	15,594	17,385	(2,919)	1964/2016	08/17/17	40
Avamere Rehabilitation of King City	Tigard, OR	100%	—	2,011	11,667	13,678	—	2,011	11,667	13,678	(1,738)	1975	08/17/17	40
Avamere Rehabilitation of Hillsboro	Hillsboro, OR	100%	—	1,387	14,028	15,415	—	1,387	14,028	15,415	(2,020)	1973	08/17/17	40
Avamere Rehabilitation of Junction City	Junction City, OR	100%	—	584	7,901	8,485	—	584	7,901	8,485	(1,182)	1966/2015	08/17/17	40
Avamere Rehabilitation of Eugene	Eugene, OR	100%	—	1,380	14,921	16,301	1,791	1,380	16,712	18,092	(2,881)	1966/2016	08/17/17	40
Avamere Rehabilitation of Coos Bay	Coos Bay, OR	100%	—	829	8,518	9,347	—	829	8,518	9,347	(1,322)	1968	08/17/17	40
Avamere Rehabilitation of Clackamas	Gladstone, OR	100%	—	792	5,000	5,792	—	792	5,000	5,792	(764)	1961	08/17/17	40
Avamere Rehabilitation of Newport	Newport, OR	100%	—	406	5,001	5,407	—	406	5,001	5,407	(729)	1973/2014	08/17/17	40
Avamere Rehabilitation of Oregon City	Oregon City, OR	100%	—	1,496	12,142	13,638	—	1,496	12,142	13,638	(1,748)	1974	08/17/17	40
Avamere Transitional Care of Puget Sound	Tacoma, WA	100%	—	1,771	11,595	13,366	15	1,771	11,610	13,381	(1,948)	2017	08/17/17	40
Richmond Beach Rehab	Shoreline, WA	100%	—	4,703	14,444	19,147	—	4,703	14,444	19,147	(2,155)	1993/2014	08/17/17	40
St. Francis of Bellingham	Bellingham, WA	100%	—	—	15,330	15,330	—	—	15,330	15,330	(2,308)	1984/2015	08/17/17	40
Avamere Olympic Rehabilitation of Sequim	Sequim, WA	100%	—	427	4,450	4,877	—	427	4,450	4,877	(804)	1974	08/17/17	40
Avamere Heritage Rehabilitation of Tacoma	Tacoma, WA	100%	—	1,705	4,952	6,657	—	1,705	4,952	6,657	(779)	1968	08/17/17	40
Avamere at Pacific Ridge	Tacoma, WA	100%	—	2,195	1,956	4,151	—	2,195	1,956	4,151	(408)	1972/2014	08/17/17	40
Avamere Rehabilitation of Cascade Park	Vancouver, WA	100%	—	1,782	15,116	16,898	—	1,782	15,116	16,898	(2,357)	1991	08/17/17	40
The Pearl at Kruse Way	Lake Oswego, OR	100%	—	5,947	13,401	19,348	—	5,947	13,401	19,348	(2,017)	2005/2016	08/17/17	40
Avamere at Medford	Medford, OR	100%	—	2,043	38,485	40,528	2,960	2,043	41,445	43,488	(6,546)	1974/2016	08/17/17	40
Avamere Bellingham Healthcare and Rehab Services	Bellingham, WA	100%	—	2,908	2,058	4,966	—	2,908	2,058	4,966	(416)	1972/2015	08/17/17	40
Queen Anne Healthcare	Seattle, WA	100%	—	2,508	6,401	8,909	—	2,508	6,401	8,909	(975)	1970	08/17/17	40
Skyline Transitional Care Center	Boise, ID	100%	—	681	9,348	10,029	627	681	9,975	10,656	(1,465)	1979	08/17/17	40
Avamere Transitional Care at Sunnyside	Salem, OR	100%	—	2,114	15,651	17,765	—	2,114	15,651	17,765	(2,322)	1981	08/17/17	40

Description	Location	Ownership Percentage	Encum-brances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
Avamere Health Services of Rogue Valley	Medford, OR	100%	—	1,375	23,808	25,183	—	1,375	23,808	25,183	(3,563)	1961/2016	08/17/17	40
Malley Transitional Care Center	Northglenn, CO	100%	—	1,662	26,014	27,676	3,258	1,662	29,272	30,934	(4,982)	1972/2016	08/17/17	40
Brighton Care Center	Brighton, CO	100%	—	1,933	11,624	13,557	200	1,933	11,824	13,757	(1,819)	1971	08/17/17	40
Tustin Subacute Care Facility	Santa Ana, CA	100%	—	1,889	11,682	13,571	—	1,889	11,682	13,571	(1,639)	2008	08/17/17	40
La Mesa Nursing & Rehab	La Mesa, CA	100%	—	1,276	8,177	9,453	—	1,276	8,177	9,453	(1,193)	2012	08/17/17	40
Westminster Healthcare Center	Westminster, MD	100%	—	2,128	6,614	8,742	487	2,128	7,073	9,201	(1,452)	1973/2010, 2019	08/17/17	40
Garden Valley Healthcare Center	Kansas City, MO	100%	—	1,985	2,714	4,699	317	1,985	2,897	4,882	(1,016)	1983	08/17/17	40
Worthington Nursing & Rehabilitation	Parkersburg, WV	100%	—	697	10,688	11,385	285	697	10,973	11,670	(2,095)	1974/1999, 2019	08/17/17	40
Burlington House Healthcare Center	Cincinnati, OH	100%	—	2,686	10,062	12,748	—	2,686	10,062	12,748	(1,733)	1989/2015	08/17/17	40
Cedars Healthcare Center	Charlottesville, VA	100%	—	2,840	8,450	11,290	1,176	2,840	9,581	12,421	(1,989)	1964/2009, 2019	08/17/17	40
Annandale Healthcare Center	Annandale, VA	100%	—	7,241	17,727	24,968	2,710	7,241	20,417	27,658	(3,790)	1963/2013, 2019	08/17/17	40
Petersburg Healthcare Center	Petersburg, VA	100%	—	988	8,416	9,404	146	988	8,561	9,549	(1,485)	1970/2009	08/17/17	40
Battlefield Park Healthcare Center	Petersburg, VA	100%	—	1,174	8,858	10,032	151	1,174	9,008	10,182	(1,535)	1976/2010	08/17/17	40
Hagerstown Healthcare Center	Hagerstown, MD	100%	—	1,393	13,438	14,831	150	1,393	13,565	14,958	(2,188)	1971/2010	08/17/17	40
Cumberland Healthcare Center	Cumberland, MD	100%	—	800	16,973	17,773	457	800	17,413	18,213	(2,824)	1968	08/17/17	40
Gilroy Healthcare and Rehabilitation Center	Gilroy, CA	100%	—	662	23,775	24,437	—	662	23,775	24,437	(3,387)	1968/2021	08/17/17	40
North Cascades Health and Rehabilitation Center	Bellingham, WA	100%	—	1,437	14,196	15,633	—	1,437	14,196	15,633	(2,116)	1999	08/17/17	40
Granite Rehabilitation & Wellness	Cheyenne, WY	100%	—	387	13,613	14,000	2,246	387	15,859	16,246	(3,080)	1967/2017	08/17/17	40
Rawlins Rehabilitation & Wellness	Rawlins, WY	100%	—	281	6,007	6,288	—	281	6,007	6,288	(890)	1967	08/17/17	40
Wind River Rehabilitation & Wellness	Riverton, WY	100%	—	199	11,398	11,597	—	199	11,398	11,597	(1,645)	1967	08/17/17	40
Sage View Care Center	Rock Springs, WY	100%	—	420	8,665	9,085	—	420	8,665	9,085	(1,305)	1964/2017	08/17/17	40
Shelton Health and Rehabilitation Center	Shelton, WA	100%	—	415	8,965	9,380	700	415	9,665	10,080	(1,473)	1998	08/17/17	40
Dundee Nursing Home	Bennettsville, SC	100%	—	1,437	4,631	6,068	—	1,437	4,631	6,068	(763)	1958	08/17/17	40
Oak Harbor Health Center	Mount Pleasant, SC	100%	—	2,689	3,942	6,631	—	2,689	3,942	6,631	(690)	1977/2015	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improvements[2][3]	Total		Land	Building and Improvements[2][3]	Total				
Tri-State Comp Care Center	Harrogate, TN	100%	—	1,811	4,963	6,774	—	1,811	4,963	6,774	(887)	1990/2005	08/17/17	40
Oak View Health and Rehabilitation Center	Conway, SC	100%	—	1,408	10,784	12,192	—	1,408	10,784	12,192	(1,733)	1975	08/17/17	40
Bayview Manor	Beaufort, SC	100%	—	1,842	11,389	13,231	—	1,842	11,389	13,231	(1,777)	1970	08/17/17	40
Focused Care at Baytown	Baytown, TX	100%	—	479	6,351	6,830	209	479	6,436	6,915	(1,017)	1970/2019	08/17/17	40
Focused Care at Allenbrook	Baytown, TX	100%	—	426	3,236	3,662	173	426	3,299	3,725	(617)	1975/2019	08/17/17	40
Focused Care at Huntsville	Huntsville, TX	100%	—	302	3,153	3,455	75	302	3,173	3,475	(546)	1968/2019	08/17/17	40
Focused Care at Center	Center, TX	100%	—	231	1,335	1,566	312	231	1,530	1,761	(384)	1972/2019	08/17/17	40
Focused Care at Humble	Humble, TX	100%	—	2,114	1,643	3,757	596	2,114	1,970	4,084	(495)	1972/2019	08/17/17	40
Focused Care at Beechnut	Houston, TX	100%	—	1,019	5,734	6,753	318	1,019	5,852	6,871	(986)	1982/2019	08/17/17	40
Focused Care at Linden	Linden, TX	100%	—	112	256	368	133	112	288	400	(90)	1968/2019	08/17/17	40
Focused Care at Sherman	Sherman, TX	100%	—	469	6,310	6,779	255	469	6,356	6,825	(1,018)	1971/2019	08/17/17	40
Focused Care at Mount Pleasant	Mount Pleasant, TX	100%	—	250	6,913	7,163	345	250	7,198	7,448	(1,188)	1970/2019	08/17/17	40
Focused Care at Waxahachie	Waxahachie, TX	100%	—	416	7,259	7,675	976	416	8,158	8,574	(1,371)	1976/2019	08/17/17	40
Focused Care at Gilmer	Gilmer, TX	100%	—	707	4,552	5,259	93	707	4,582	5,289	(785)	1990/2019	08/17/17	40
Hearthstone of Northern Nevada	Sparks, NV	100%	—	1,986	9,004	10,990	—	1,986	9,004	10,990	(1,443)	1988	08/17/17	40
Richmond Care Center	Richmond, IN	100%	—	259	9,819	10,078	131	259	9,950	10,209	(1,549)	1975/2005	08/17/17	40
Petersburg Care Center	Petersburg, IN	100%	—	581	5,367	5,948	23	581	5,390	5,971	(885)	1970/2009	08/17/17	40
Fort Pierce Health Care	Fort Pierce, FL	100%	—	787	16,648	17,435	796	787	17,444	18,231	(2,510)	1960/2011, 2022	08/17/17	40
Maryville	Maryville, MO	100%	—	114	5,955	6,069	—	150	5,955	6,105	(1,000)	1972	08/17/17	40
Ashland Healthcare	Ashland, MO	100%	—	765	2,669	3,434	—	765	2,669	3,434	(480)	1993	08/17/17	40
Bellefontaine Gardens	St. Louis, MO	100%	—	2,071	5,739	7,810	—	2,071	5,739	7,810	(1,032)	1988/1991	08/17/17	40
Current River Nursing Center	Doniphan, MO	100%	—	657	8,251	8,908	—	657	8,251	8,908	(1,306)	1991	08/17/17	40
Dixon Nursing & Rehabilitation	Dixon, MO	100%	—	521	3,358	3,879	—	521	3,358	3,879	(576)	1989/2011	08/17/17	40
Forsyth Nursing & Rehabilitation	Forsyth, MO	100%	—	594	8,549	9,143	—	594	8,549	9,143	(1,373)	1993/2007	08/17/17	40
Glenwood Healthcare	Seymour, MO	100%	—	658	901	1,559	—	658	901	1,559	(202)	1990	08/17/17	40
Silex Community Care	Silex, MO	100%	—	807	4,990	5,797	—	807	4,990	5,797	(813)	1991	08/17/17	40
South Hampton Place	Columbia, MO	100%	—	2,322	6,547	8,869	—	2,322	6,547	8,869	(1,084)	1994	08/17/17	40
Strafford Care Center	Strafford, MO	100%	—	1,634	6,518	8,152	—	1,634	6,518	8,152	(1,055)	1995	08/17/17	40
Windsor Healthcare & Rehabilitation	Windsor, MO	100%	—	471	6,819	7,290	—	471	6,819	7,290	(1,001)	1996	08/17/17	40
Park Manor of Conroe	Conroe, TX	100%	—	1,222	19,099	20,321	—	1,222	19,099	20,321	(2,738)	2001	08/17/17	40
Park Manor of Cypress Station	Houston, TX	100%	—	1,334	11,615	12,949	—	1,334	11,615	12,949	(1,735)	2003/2013	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances(1)	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improvements(2)(3)	Total		Land	Building and Improvements(2)(3)	Total				
Park Manor of Humble	Humble, TX	100%	—	1,541	12,332	13,873	645	1,541	12,977	14,518	(2,176)	2003/2019	08/17/17	40
Park Manor of Quail Valley	Missouri City, TX	100%	—	1,825	9,681	11,506	—	1,825	9,681	11,506	(1,502)	2005	08/17/17	40
Park Manor of Westchase	Houston, TX	100%	—	2,676	7,396	10,072	—	2,676	7,396	10,072	(1,174)	2005	08/17/17	40
Park Manor of CyFair	Houston, TX	100%	—	1,732	12,921	14,653	—	1,732	12,921	14,653	(1,915)	1999	08/17/17	40
Tanglewood Health and Rehabilitation	Topeka, KS	100%	—	176	2,340	2,516	—	176	2,340	2,516	(399)	1973/2013	08/17/17	40
Smoky Hill Health and Rehabilitation	Salina, KS	100%	—	301	4,201	4,502	—	301	4,201	4,502	(686)	1981	08/17/17	40
Westridge Healthcare Center	Terre Haute, IN	100%	—	1,067	7,061	8,128	—	1,067	7,061	8,128	(1,083)	1965/1984	08/17/17	40
Twin City Healthcare	Gas City, IN	100%	—	345	8,852	9,197	—	345	8,852	9,197	(1,293)	1974/2022	08/17/17	40
Pine Knoll Rehabilitation Center	Winchester, IN	100%	—	711	5,554	6,265	—	711	5,554	6,265	(856)	1986/1998, 2021	08/17/17	40
Willow Crossing Health & Rehab Center	Columbus, IN	100%	—	1,290	10,714	12,004	—	1,290	10,714	12,004	(1,573)	1988/2004, 2022	08/17/17	40
Persimmon Ridge Center	Portland, IN	100%	—	315	9,848	10,163	—	315	9,848	10,163	(1,468)	1964/2022	08/17/17	40
Vermillion Convalescent Center	Clinton, IN	100%	—	884	9,839	10,723	—	884	9,839	10,723	(1,540)	1971/2021	08/17/17	40
Las Vegas Post Acute & Rehabilitation	Las Vegas, NV	100%	—	509	18,216	18,725	—	509	18,216	18,725	(2,557)	1964	08/17/17	40
Torey Pines Rehabilitation Hospital	Las Vegas, NV	100%	—	3,169	7,863	11,032	—	3,169	7,863	11,032	(1,244)	1972/1997	08/17/17	40
Bay View Rehabilitation Hospital	Alameda, CA	100%	—	3,078	22,328	25,406	—	3,078	22,328	25,406	(3,205)	1967/2021	08/17/17	40
Dover Center for Health & Rehabilitation	Dover, NH	100%	—	522	5,839	6,361	—	522	5,839	6,361	(1,166)	1969/1992, 2017	08/17/17	40
Augusta Center for Health & Rehabilitation	Augusta, ME	100%	—	135	6,470	6,605	—	135	6,470	6,605	(1,016)	1967	08/17/17	40
Eastside Center for Health & Rehabilitation	Bangor, ME	100%	—	302	1,811	2,113	2,211	302	4,021	4,323	(771)	1967/1993, 2019	08/17/17	40
Winship Green Center for Health & Rehabilitation	Bath, ME	100%	—	250	1,934	2,184	—	250	1,934	2,184	(339)	1974	08/17/17	40
Brewer Center for Health & Rehabilitation	Brewer, ME	100%	—	177	14,497	14,674	2,520	177	17,017	17,194	(2,730)	1974/1990, 2019	08/17/17	40
Kennebunk Center for Health & Rehabilitation	Kennebunk, ME	100%	—	198	6,822	7,020	1,952	198	8,775	8,973	(1,267)	1977	08/17/17	40
Norway Center for Health & Rehabilitation	Norway, ME	100%	—	791	3,680	4,471	—	791	3,680	4,471	(614)	1976	08/17/17	40
Brentwood Center for Health & Rehabilitation	Yarmouth, ME	100%	—	134	2,072	2,206	—	134	2,072	2,206	(372)	1952	08/17/17	40
The Reservoir Center for Health & Rehabilitation	Marlborough, MA	100%	—	942	1,541	2,483	8,727	942	10,268	11,210	(2,738)	1973/2018	08/17/17	40

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encum-brances[1]	Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
Westgate Center for Rehabilitation & Alzheimer's Care	Bangor, ME	100%	—	229	7,171	7,400	347	229	7,519	7,748	(1,200)	1969/1993	08/17/17	40
New Orange Hills	Orange, CA	100%	—	4,163	14,755	18,918	—	4,163	14,755	18,918	(2,223)	1987/2020	08/17/17	40
Millbrook Healthcare & Rehabilitation Center	Lancaster, TX	100%	—	548	5,794	6,342	—	548	5,794	6,342	(960)	2008	08/17/17	40
Pleasant Valley Healthcare & Rehabilitation Center	Garland, TX	100%	—	1,118	7,490	8,608	—	1,118	7,490	8,608	(1,182)	2008	08/17/17	40
Focused Care at Clarksville	Clarksville, TX	100%	—	279	4,269	4,548	100	279	4,369	4,648	(812)	1989/2019	08/17/17	40
McKinney Healthcare & Rehabilitation Center	McKinney, TX	100%	—	1,272	6,047	7,319	—	1,272	6,047	7,319	(1,025)	2006	08/17/17	40
Hopkins Health Services	Hopkins, MN	100%	—	807	4,668	5,475	530	807	5,198	6,005	(1,169)	1961/2008, 2019	08/17/17	40
Florence Health Services	Florence, WI	100%	—	291	3,778	4,069	—	291	3,778	4,069	(669)	1970	08/17/17	40
St. Francis Health Services	St. Francis, WI	100%	—	166	1,887	2,053	—	166	1,887	2,053	(347)	1960/1997	08/17/17	40
Rochester East Health Services	Rochester, MN	100%	—	645	7,067	7,712	178	645	7,245	7,890	(1,203)	1967/2011, 2019	08/17/17	40
Wisconsin Dells Health Services	Wisconsin Dells, WI	100%	—	1,640	1,599	3,239	—	1,640	1,599	3,239	(382)	1972/2006	08/17/17	40
Sheboygan Health Services	Sheboygan, WI	100%	—	1,038	2,839	3,877	—	1,038	2,839	3,877	(573)	1967/2012	08/17/17	40
Blue Ridge Health & Rehabilitation Center	Hendersonville, NC	100%	—	1,611	3,503	5,114	—	1,611	3,503	5,114	(652)	1979	08/17/17	40
Focused Care at Corpus	Corpus Christi, TX	100%	—	366	6,961	7,327	127	51	1,061	1,112	(813)	1973/2010	08/17/17	40
Focused Care at Burnet Bay	Baytown, TX	100%	—	579	22,317	22,896	103	579	22,419	22,998	(3,251)	2000/2013	08/17/17	40
Focused Care at Cedar Bayou	Baytown, TX	100%	—	589	20,475	21,064	362	589	20,837	21,426	(3,204)	2008	08/17/17	40
Focused Care at Westwood	Houston, TX	100%	—	1,300	13,353	14,653	31	1,300	13,384	14,684	(2,083)	2006	08/17/17	40
Focused Care at Pasadena	Pasadena, TX	100%	—	1,148	23,579	24,727	47	1,148	23,626	24,774	(3,484)	2004	08/17/17	40
Focused Care at Webster	Webster, TX	100%	—	904	10,315	11,219	24	904	10,338	11,242	(1,648)	2000/2009	08/17/17	40
Focused Care at Summer Place	Beaumont, TX	100%	—	945	20,424	21,369	272	945	20,696	21,641	(3,047)	2009	08/17/17	40
Focused Care at Orange	Orange, TX	100%	—	711	10,737	11,448	186	711	10,923	11,634	(1,687)	2006	08/17/17	40
SHC of Whitesburg Gardens	Huntsville, AL	100%	—	634	28,071	28,705	19	634	28,089	28,723	(3,968)	1968/2012	08/17/17	40
SHC of Terre Haute	Terre Haute, IN	100%	—	644	37,451	38,095	59	644	37,511	38,155	(5,948)	1996/2013	08/17/17	40
SHC at Larkin Springs	Madison, TN	100%	—	902	3,850	4,752	23	902	3,873	4,775	(744)	1969/2016	08/17/17	40
SHC of Savannah	Savannah, GA	100%	—	1,235	3,765	5,000	18	1,235	3,783	5,018	(763)	1970/2015	08/17/17	40
SHC of Bowling Green	Bowling Green, KY	100%	—	280	13,975	14,255	32	280	14,007	14,287	(2,184)	1970/2015	08/17/17	40
Oakview Nursing and Rehabilitation Center	Calvert City, KY	100%	—	1,176	7,012	8,188	25	1,176	7,037	8,213	(1,165)	1962/2015	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction /Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improvements[2][3]	Total		Land	Building and Improvements[2][3]	Total				
Fountain Circle Care and Rehabilitation Center	Winchester, KY	100%	—	554	13,207	13,761	43	554	13,250	13,804	(2,108)	1967/2015	08/17/17	40
Riverside Care & Rehabilitation Center	Calhoun, KY	100%	—	613	7,643	8,256	30	613	7,673	8,286	(1,304)	1963/2015	08/17/17	40
SHC of Bremen	Bremen, IN	100%	—	173	7,393	7,566	38	173	7,431	7,604	(1,153)	1982/2015	08/17/17	40
SHC of Muncie	Muncie, IN	100%	—	374	27,429	27,803	38	374	27,467	27,841	(3,963)	1980/2013	08/17/17	40
SHC at Parkwood	Lebanon, IN	100%	—	612	11,755	12,367	39	612	11,794	12,406	(1,800)	1977/2012	08/17/17	40
SHC at Tower Road	Marietta, GA	100%	—	364	16,116	16,480	20	364	16,137	16,501	(2,528)	1969/2015	08/17/17	40
Danville Centre for Health and Rehabilitation	Danville, KY	100%	—	790	9,356	10,146	32	790	9,388	10,178	(1,722)	1962/2015	08/17/17	40
SHC at Hillcrest	Owensboro, KY	100%	—	1,048	22,587	23,635	40	1,048	22,627	23,675	(3,391)	1963/2011	08/17/17	40
SHC of Elizabethtown	Elizabethtown, KY	100%	—	239	4,853	5,092	49	239	4,903	5,142	(816)	1969	08/17/17	40
SHC of Primacy	Memphis, TN	100%	—	1,633	9,371	11,004	21	1,633	9,392	11,025	(1,541)	1981/2015	08/17/17	40
SHC of Harbour Pointe	Norfolk, VA	100%	—	705	16,451	17,156	33	705	16,485	17,190	(2,795)	1969/2015	08/17/17	40
Harrodsburg Health & Rehabilitation Center	Harrodsburg, KY	100%	—	1,049	9,851	10,900	21	1,049	9,872	10,921	(1,725)	1975/2016	08/17/17	40
SHC of Putnam County	Cookeville, TN	100%	—	1,034	15,555	16,589	32	1,034	15,586	16,620	(2,390)	1979/2016	08/17/17	40
SHC of Fayette County	Washington Court House, OH	100%	—	405	4,839	5,244	20	405	4,859	5,264	(882)	1984/2015	08/17/17	40
SHC of Galion	Galion, OH	100%	—	836	668	1,504	14	836	683	1,519	(198)	1967/1985	08/17/17	40
SHC of Roanoke Rapids	Roanoke Rapids, NC	100%	—	373	10,308	10,681	25	373	10,334	10,707	(1,742)	1967/2015	08/17/17	40
SHC of Kinston	Kinston, NC	100%	—	954	7,987	8,941	73	954	8,059	9,013	(1,516)	1960/2015	08/17/17	40
SHC of Chapel Hill	Chapel Hill, NC	100%	—	809	2,703	3,512	1,191	809	3,893	4,702	(765)	1984/2015	08/17/17	40
SHC of Chillicothe	Chillicothe, OH	100%	—	260	8,924	9,184	19	260	8,943	9,203	(1,557)	1974/2015	08/17/17	40
SHC of Coshocton	Coshocton, OH	100%	—	374	2,530	2,904	37	374	2,567	2,941	(599)	1974/2015	08/17/17	40
SHC of McCreary County Rehab & Wellness Center	Pine Knot, KY	100%	—	208	7,665	7,873	23	208	7,689	7,897	(1,216)	1990	08/17/17	40
SHC at Colonial Rehab & Wellness Center	Bardstown, KY	100%	—	634	4,094	4,728	16	634	4,110	4,744	(759)	1968/2010	08/17/17	40
SHC of Glasgow Rehab & Wellness Center	Glasgow, KY	100%	—	83	2,057	2,140	28	83	2,086	2,169	(462)	1968	08/17/17	40
SHC of Carrollton Rehab & Wellness Center	Carrollton, KY	100%	—	124	1,693	1,817	21	124	1,714	1,838	(399)	1978/2016	08/17/17	40
SHC of Hart County Rehab & Wellness Center	Horse Cave, KY	100%	—	208	7,070	7,278	38	208	7,108	7,316	(1,227)	1993	08/17/17	40
SHC at Heritage Hall Rehab & Wellness Center	Lawrenceburg, KY	100%	—	635	9,861	10,496	17	635	9,879	10,514	(1,587)	1973	08/17/17	40
SHC at Jackson Manor Rehab & Wellness Center	Annville, KY	100%	—	479	6,078	6,557	17	479	6,095	6,574	(958)	1989	08/17/17	40
SHC at Jefferson Manor Rehab & Wellness Center	Louisville, KY	100%	—	3,528	4,653	8,181	24	3,528	4,677	8,205	(920)	1982/2012	08/17/17	40
SHC at Jefferson Place Rehab & Wellness Center	Louisville, KY	100%	—	2,207	20,733	22,940	29	2,207	20,761	22,968	(3,085)	1991/2010	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
SHC of Monroe County Rehab & Wellness Center	Tompkinsville, KY	100%	—	333	9,556	9,889	26	333	9,582	9,915	(1,521)	1969	08/17/17	40
SHC at North Hardin Rehab & Wellness Center	Radcliff, KY	100%	—	1,815	7,470	9,285	34	1,815	7,504	9,319	(1,507)	1986	08/17/17	40
SHC of Hartford Rehab & Wellness Center	Hartford, KY	100%	—	312	8,189	8,501	21	312	8,210	8,522	(1,332)	1967	08/17/17	40
SHC at Rockford Rehab & Wellness Center	Louisville, KY	100%	—	427	6,003	6,430	21	427	6,023	6,450	(1,040)	1975/2005	08/17/17	40
SHC at Summerfield Rehab & Wellness Center	Louisville, KY	100%	—	1,134	9,166	10,300	28	1,134	9,194	10,328	(1,630)	1979/2013	08/17/17	40
SHC at Tanbark Rehab & Wellness Center	Lexington, KY	100%	—	2,558	4,311	6,869	51	2,558	4,361	6,919	(837)	1989	08/17/17	40
SHC at Summit Manor Rehab & Wellness Center	Columbia, KY	100%	—	114	11,141	11,255	28	114	11,169	11,283	(1,735)	1965	08/17/17	40
Belle View Estates Rehabilitation and Care Center	Monticello, AR	100%	—	206	3,179	3,385	—	206	3,179	3,385	(593)	1995	08/17/17	40
Heartland Rehabilitation and Care Center	Benton, AR	100%	—	1,336	7,386	8,722	—	1,336	7,386	8,722	(1,257)	1992	08/17/17	40
River Ridge Rehabilitation and Care Center	Wynne, AR	100%	—	227	4,007	4,234	—	227	4,007	4,234	(689)	1990	08/17/17	40
Brookridge Cove Rehabilitation and Care Center	Morrilton, AR	100%	—	412	2,642	3,054	3,013	467	5,655	6,122	(620)	1996/2022	08/17/17	40
Southern Trace Rehabilitation and Care Center	Bryant, AR	100%	—	819	8,938	9,757	—	819	8,938	9,757	(1,355)	1989/2015	08/17/17	40
Savannah Specialty Care Center	Savannah, GA	100%	—	2,194	11,711	13,905	—	2,194	11,711	13,905	(1,752)	1972	08/17/17	40
Pettigrew Rehabilitation Center	Durham, NC	100%	—	470	9,633	10,103	—	470	9,633	10,103	(1,427)	1968/2006	08/17/17	40
Sunnybrook Rehabilitation Center	Raleigh, NC	100%	—	1,155	11,749	12,904	—	1,155	11,749	12,904	(1,783)	1971	08/17/17	40
Raleigh Rehabilitation Center	Raleigh, NC	100%	—	926	17,649	18,575	—	926	17,649	18,575	(2,631)	1967/2007	08/17/17	40
Cypress Pointe Rehabilitation Center	Wilmington, NC	100%	—	611	5,051	5,662	—	611	5,051	5,662	(855)	1966/2013	08/17/17	40
Silas Creek Rehabilitation Center	Winston-Salem, NC	100%	—	879	3,283	4,162	—	879	3,283	4,162	(634)	1965	08/17/17	40
Lincolnton Rehabilitation Center	Lincolnton, NC	100%	—	—	9,967	9,967	—	—	9,967	9,967	(1,518)	1976	08/17/17	40
Rehabilitation and Nursing Center of Monroe	Monroe, NC	100%	—	166	5,906	6,072	—	166	5,906	6,072	(1,001)	1963/2005	08/17/17	40
Guardian Care of Zebulon	Zebulon, NC	100%	—	594	8,559	9,153	—	594	8,559	9,153	(1,252)	1973/2010	08/17/17	40
Guardian Care of Rocky Mount	Rocky Mount, NC	100%	—	—	18,314	18,314	—	—	18,314	18,314	(2,630)	1975	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company Land	Initial Cost to Company Building and Improvements[2][3]	Initial Cost to Company Total	Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period Land	Gross Amount at which Carried at Close of Period Building and Improvements[2][3]	Gross Amount at which Carried at Close of Period Total	Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Park Village Healthcare and Rehabilitation	DeSoto, TX	100%	—	942	6,033	6,975	320	942	6,353	7,295	(1,026)	1987	08/17/17	40
River Pointe of Trinity Healthcare and Rehabilitation	Trinity, TX	100%	—	363	3,852	4,215	—	363	3,852	4,215	(692)	1985/2019	08/17/17	40
Avalon Place - Kirbyville	Kirbyville, TX	100%	—	208	5,809	6,017	—	208	5,809	6,017	(998)	1987	08/17/17	40
Heritage House of Marshall	Marshall, TX	100%	—	732	4,288	5,020	—	732	4,288	5,020	(759)	2008	08/17/17	40
Autumn Woods Residential Health Care Facility	Warren, MI	100%	—	2,052	25,539	27,591	—	2,052	25,539	27,591	(4,218)	1961/2001	08/17/17	40
Autumn View Health Care Facility	Hamburg, NY	100%	—	1,026	54,086	55,112	—	1,026	54,086	55,112	(7,809)	1983/2014	08/17/17	40
Brookhaven Health Care Facility	East Patchogue, NY	100%	—	2,181	30,373	32,554	—	2,181	30,373	32,554	(4,613)	1988/2011	08/17/17	40
Harris Hill Nursing Facility	Williamsville, NY	100%	—	1,122	46,413	47,535	—	1,122	46,413	47,535	(6,580)	1992/2007	08/17/17	40
Garden Gate Health Care Facility	Cheektowaga, NY	100%	—	1,164	29,905	31,069	—	1,164	29,905	31,069	(4,493)	1979/2006	08/17/17	40
Northgate Health Care Facility	North Tonawanda, NY	100%	—	830	29,488	30,318	—	830	29,488	30,318	(4,428)	1982/2007	08/17/17	40
Seneca Health Care Center	West Seneca, NY	100%	—	1,325	26,839	28,164	—	1,325	26,839	28,164	(3,956)	1974/2008	08/17/17	40
Blueberry Hill Rehabilitation and Healthcare Center	Beverly, MA	100%	—	2,410	13,588	15,998	—	2,410	13,588	15,998	(2,694)	1965/2015	08/17/17	40
River Terrace Rehabilitation and Healthcare Center	Lancaster, MA	100%	—	343	7,733	8,076	—	343	7,733	8,076	(1,185)	1970/2005	08/17/17	40
The Crossings East Campus	New London, CT	100%	—	505	2,248	2,753	48	505	2,296	2,801	(598)	1967/2016	08/17/17	40
Parkway Pavilion Healthcare	Enfield, CT	100%	—	437	16,461	16,898	231	437	16,693	17,130	(2,587)	1968/2015	08/17/17	40
Quincy Health & Rehabilitation Center	Quincy, MA	100%	—	894	904	1,798	129	894	1,033	1,927	(278)	1965/2003	08/17/17	40
Firesteel Healthcare Community	Mitchell, SD	100%	—	621	14,059	14,680	8,716	621	22,775	23,396	(5,237)	1966/2017	08/17/17	40
Fountain Springs Healthcare Community	Rapid City, SD	100%	—	1,134	13,109	14,243	268	1,134	13,377	14,511	(2,071)	1989/2016, 2019	08/17/17	40
Palisade Healthcare Community	Garretson, SD	100%	—	362	2,548	2,910	297	362	2,845	3,207	(613)	1971/1982, 2019	08/17/17	40
Shepherd of the Valley Healthcare Community	Casper, WY	100%	—	803	19,210	20,013	1,148	803	20,358	21,161	(3,402)	1961/1990, 2019	08/17/17	40
Wheatcrest Hills Healthcare Community	Britton, SD	100%	—	679	3,216	3,895	461	679	3,676	4,355	(689)	1969/2019	08/17/17	40

				Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Description	Location	Ownership Percentage	Encumbrances[1]	Land	Building and Improvements[2][3]	Total		Land	Building and Improvements[2][3]	Total				
Riverview Healthcare Community & Independent Living	Flandreau, SD	100%	—	240	6,327	6,567	181	240	6,508	6,748	(1,020)	1965/1989	08/17/17	40
Prairie View Healthcare Center	Woonsocket, SD	100%	—	383	2,041	2,424	125	383	2,166	2,549	(383)	1968/2012	08/17/17	40
Taconic Rehabilitation & Nursing at Hopewell	Fishkill, NY	100%	—	964	30,107	31,071	338	964	30,435	31,399	(4,618)	1995	08/17/17	40
Taconic Rehabilitation & Nursing at Ulster	Highland, NY	100%	—	4,371	11,473	15,844	145	4,371	11,617	15,988	(1,889)	1998	08/17/17	40
Taconic Rehabilitation & Nursing at Beacon	Beacon, NY	100%	—	—	25,400	25,400	98	—	25,497	25,497	(4,037)	2002	08/17/17	40
Sixteen Acres Healthcare Center	Springfield, MA	100%	—	817	11,357	12,174	386	817	11,743	12,560	(1,752)	1987	08/17/17	40
Bear Mountain at Andover	Andover, MA	100%	—	2,123	5,383	7,506	18	2,123	5,401	7,524	(951)	1992	08/17/17	40
Bear Mountain at Reading	Reading, MA	100%	—	1,534	5,221	6,755	540	1,534	5,760	7,294	(1,004)	1988	08/17/17	40
Bear Mountain at Sudbury	Sudbury, MA	100%	—	2,017	3,458	5,475	421	2,017	3,879	5,896	(759)	1997/2021	08/17/17	40
Belvidere Healthcare Center	Lowell, MA	100%	—	1,335	9,019	10,354	489	1,335	9,508	10,843	(1,534)	1966/2007	08/17/17	40
Bear Mountain at Worcester	Worcester, MA	100%	—	945	8,770	9,715	50	945	8,820	9,765	(1,425)	1970/1988	08/17/17	40
Bear Mountain at West Springfield	W. Springfield, MA	100%	—	2,022	7,345	9,367	—	2,022	7,345	9,367	(1,311)	1960/1985	08/17/17	40
Chestnut Hill of East Longmeadow	East Longmeadow, MA	100%	—	2,968	8,957	11,925	790	2,968	9,748	12,716	(1,690)	1985/2005	08/17/17	40
Broadway by the Sea	Long Beach, CA	100%	—	2,939	11,782	14,721	—	2,939	11,690	14,629	(1,887)	1968/2011	09/19/17	40
Coventry Court Health Center	Anaheim, CA	100%	—	2,044	14,167	16,211	—	2,044	14,167	16,211	(2,220)	1968/2011	09/19/17	40
Fairfield Post-Acute Rehab	Fairfield, CA	100%	—	586	23,582	24,168	—	586	23,582	24,168	(3,440)	1966/2006	09/19/17	40
Garden View Post-Acute Rehabilitation	Baldwin Park, CA	100%	—	2,270	17,063	19,333	—	2,270	17,063	19,333	(2,626)	1970/2015	09/19/17	40
Grand Terrace Health Care Center	Grand Terrace, CA	100%	—	432	9,382	9,814	—	432	9,382	9,814	(1,455)	1945/2017	09/19/17	40
Pacifica Nursing & Rehab Center	Pacifica, CA	100%	—	1,510	27,397	28,907	—	1,510	27,397	28,907	(3,941)	1975	09/19/17	40
Burien Nursing & Rehabilitation Center	Burien, WA	100%	—	823	17,431	18,254	—	826	17,431	18,257	(2,642)	1965/2014	09/19/17	40
Park West Care Center	Seattle, WA	100%	—	4,802	7,927	12,729	—	4,802	7,927	12,729	(1,347)	1963/2016	09/19/17	40
Beachside Nursing Center	Huntington Bch, CA	100%	—	2,312	9,885	12,197	—	2,312	9,885	12,197	(1,527)	1965/2010	09/19/17	40
Chatsworth Park Health Care	Chatsworth, CA	100%	—	7,841	16,916	24,757	—	7,841	16,916	24,757	(2,721)	1976	09/19/17	40
Cottonwood Post-Acute Rehab	Woodland, CA	100%	—	504	7,369	7,873	—	504	7,369	7,873	(1,197)	1975/2010	09/19/17	40
Danville Post-Acute Rehab	Danville, CA	100%	—	1,491	17,157	18,648	—	1,491	17,157	18,648	(2,582)	1965	09/19/17	40

				Initial Cost to Company				Gross Amount at which Carried at Close of Period						
Description	Location	Ownership Percentage	Encum-brances[1]	Land	Building and Improve-ments[2][3]	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improve-ments[2][3]	Total	Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
Lake Balboa Care Center	Van Nuys, CA	100%	—	2,456	16,462	18,918	—	2,456	16,462	18,918	(2,387)	1958/2015	09/19/17	40
Lomita Post-Acute Care Center	Lomita, CA	100%	—	2,743	14,734	17,477	—	2,743	14,734	17,477	(2,321)	1969	09/19/17	40
University Post-Acute Rehab	Sacramento, CA	100%	—	2,846	17,962	20,808	—	2,846	17,962	20,808	(2,670)	1972	09/19/17	40
Issaquah Nursing & Rehabilitation Center	Issaquah, WA	100%	—	10,125	7,771	17,896	—	10,125	7,771	17,896	(1,388)	1975/2012	09/19/17	40
Alamitos-Belmont Rehabilitation Hospital	Long Beach, CA	100%	—	3,157	22,067	25,224	—	3,157	22,067	25,224	(3,361)	1966/2014	09/19/17	40
Edgewater Skilled Nursing Center	Long Beach, CA	100%	—	2,857	5,878	8,735	—	2,857	5,878	8,735	(966)	1952/2013	09/19/17	40
Fairmont Rehabilitation Hospital	Lodi, CA	100%	—	812	21,059	21,871	—	812	21,059	21,871	(2,985)	1965	09/19/17	40
Palm Terrace Care Center	Riverside, CA	100%	—	1,717	13,806	15,523	—	1,717	13,806	15,523	(2,289)	1966	09/19/17	40
Woodland Nursing & Rehab	Woodland, CA	100%	—	278	16,729	17,007	—	278	16,729	17,007	(2,511)	1930/2007	09/19/17	40
Park Manor at Bee Cave	Bee Cave, TX	100%	—	2,107	10,413	12,520	—	2,107	10,413	12,520	(1,804)	2014	12/15/17	40
Ramona	El Monte, CA	100%	—	2,058	19,671	21,729	—	2,058	19,671	21,729	(2,834)	1965	01/10/18	40
Park Ridge	Shoreline, WA	100%	—	8,861	11,478	20,339	—	8,861	11,478	20,339	(1,967)	1964/2012	01/19/18	40
SHC of Elizabethtown II	Elizabethtown, KY	100%	—	729	—	729	15,600	729	15,600	16,329	—	2021	05/27/21	40
			24,881	351,043	3,072,765	3,423,808	110,478	347,083	3,038,138	3,385,221	(492,495)			
Senior Housing - Leased														
Langdon Place of Exeter	Exeter, NH	100%	2,108	571	7,183	7,754	—	571	5,920	6,491	(2,637)	1987	11/15/10	43
Langdon Place of Nashua	Nashua, NH	100%	4,605	—	5,654	5,654	—	—	4,598	4,598	(1,866)	1989	11/15/10	40
Langdon Place of Keene	Keene, NH	100%	3,468	304	3,992	4,296	—	304	3,274	3,578	(1,588)	1995	11/15/10	46
Langdon Place of Dover	Dover, NH	100%	2,618	801	10,036	10,837	—	801	8,588	9,389	(3,785)	1987/2009, 2019	11/15/10	42
Green Bay	Green Bay, WI	100%	—	256	2,262	2,518	1,032	256	1,976	2,232	(703)	2004/2011	11/22/11	40
Gulf Pointe Village	Rockport, TX	100%	—	789	607	1,396	—	789	475	1,264	(167)	1996/2018	11/30/12	40
Green Acres of Cadillac	Cadillac, MI	100%	—	217	3,000	3,217	—	217	2,920	3,137	(828)	2001/2006	12/14/12	40
Green Acres of Greenville	Greenville, MI	100%	—	684	5,832	6,516	249	684	5,921	6,605	(1,769)	1999/2001, 2012, 2013, 2018	12/14/12	40
Green Acres of Manistee	Manistee, MI	100%	—	952	2,578	3,530	2,547	952	5,076	6,028	(1,709)	2002/2017	12/14/12	40
Green Acres of Mason	Mason, MI	100%	—	198	4,131	4,329	—	198	4,032	4,230	(1,204)	2009/2012	12/14/12	40
Nottingham Place	Midland, MI	100%	—	744	1,745	2,489	400	744	2,034	2,778	(629)	1995/2015	12/14/12	40
Turning Brook	Alpena, MI	100%	—	546	13,139	13,685	—	546	13,000	13,546	(3,423)	2006/2008, 2010	12/14/12	40
Greenfield of Woodstock	Woodstock, VA	100%	—	597	5,465	6,062	—	597	5,465	6,062	(1,511)	1996/2015	06/28/13	40
Nye Square	Fremont, NE	100%	—	504	17,670	18,174	—	504	17,670	18,174	(4,514)	1989/2002	02/14/14	40
The Meadows	Norfolk, NE	100%	—	217	9,906	10,123	4,680	217	14,586	14,803	(3,643)	1989/1991, 1994, 2018, 2019	02/14/14	40

Description	Location	Ownership Percentage	Encum-brances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
Park Place	Fort Wayne, IN	100%	12,443	2,300	21,115	23,415	2,747	2,300	23,846	26,146	(6,957)	2011/2016, 2018	04/30/14	40
Affinity Rosecastle of Delaney Creek	Brandon, FL	100%	—	1,283	8,424	9,707	483	1,283	8,907	10,190	(2,413)	1999/2016	10/01/14	40
Affinity Rosecastle of Citrus	Lecanto, FL	100%	—	1,031	5,577	6,608	452	1,023	6,030	7,053	(1,917)	1997/2016	10/01/14	40
Affinity Rosecastle of Zephyrhills	Zephyrhills, FL	100%	—	1,688	9,098	10,786	360	1,688	9,459	11,147	(2,708)	2008/2016	10/01/14	40
Sun City West	Sun City West, AZ	100%	—	930	9,170	10,100	248	930	9,418	10,348	(1,892)	2012	07/01/16	40
Poets Walk of Fredericksburg	Fredericksburg, VA	100%	—	1,379	21,209	22,588	—	1,379	21,209	22,588	(4,025)	2016	07/14/16	40
Poet's Walk of Round Rock	Round Rock, TX	100%	—	679	13,642	14,321	—	679	13,642	14,321	(2,625)	2016	08/01/16	40
The Montecito Santa Fe	Santa Fe, NM	100%	—	1,866	19,441	21,307	—	2,157	21,736	23,893	(3,939)	2006	09/23/16	40
Montecito - MC	Santa Fe, NM	100%	—	670	7,743	8,413	430	670	8,571	9,241	(553)	2020	09/23/16	40
The Golden Crest	Franklin, NH	100%	—	292	6,889	7,181	97	292	6,996	7,288	(1,457)	1988	11/30/16	40
Poets Walk of Henderson	Henderson, NV	100%	—	1,430	21,850	23,280	—	1,430	21,862	23,292	(3,788)	2016	12/01/16	40
Kruse Village	Brenham, TX	100%	—	476	11,912	12,388	—	476	11,922	12,398	(2,364)	1991	12/02/16	40
Poet's Walk of Cedar Parks	Cedar Park, TX	100%	—	1,035	13,127	14,162	—	1,035	13,127	14,162	(2,160)	2017	06/01/17	40
Avamere Court at Keizer	Keizer, OR	100%	—	1,220	31,783	33,003	—	1,220	31,783	33,003	(4,577)	1970/2021	08/17/17	40
Arbor Court Retirement Community at Alvamar	Lawrence, KS	100%	—	584	4,431	5,015	—	584	4,431	5,015	(715)	1995/2014	08/17/17	40
Arbor Court Retirement Community at Salina	Salina, KS	100%	—	584	3,020	3,604	—	584	3,020	3,604	(484)	1989/2014	08/17/17	40
Arbor Court Retirement Community at Topeka	Topeka, KS	100%	—	313	5,492	5,805	—	313	5,492	5,805	(814)	1986/2014	08/17/17	40
Aspen Grove Assisted Living	Sturgis, SD	100%	—	555	6,487	7,042	—	555	6,487	7,042	(1,062)	2013	08/17/17	40
Maurice Griffith Manor Living Center	Casper, WY	100%	—	294	72	366	—	294	72	366	(22)	1984/1985	08/17/17	40
The Peaks at Old Laramie Trail	Lafayette, CO	100%	—	1,085	19,243	20,328	9	1,883	19,205	21,088	(2,840)	2016	12/15/17	40
Prairie View	Winnebago, IL	100%	—	263	3,743	4,006	—	263	3,743	4,006	(587)	2007	01/31/18	40
Arbor View Assisted Living	Pewaukee, WI	100%	—	1,019	3,606	4,625	—	1,019	3,606	4,625	(523)	2010	04/16/18	40
Legacy Assisted Living	Pewaukee, WI	100%	—	661	5,680	6,341	—	661	5,680	6,341	(760)	2015	04/16/18	40
Greenfield of Strasburg	Strasburg, VA	100%	—	666	5,551	6,217	—	666	5,551	6,217	(765)	2001	04/30/18	40
Poets Walk of Sarasota	Sarasota, FL	100%	—	1,440	22,541	23,981	—	1,440	22,541	23,981	(2,869)	2018	05/18/18	40
The Pointe at Lifespring	Knoxville, TN	100%	—	1,603	9,219	10,822	—	1,603	9,219	10,822	(1,342)	2017	08/31/18	40
Shavano Park Senior Living	Shavano Park, TX	100%	—	2,131	11,541	13,672	—	2,131	11,541	13,672	(1,535)	2015	08/31/18	40
Traditions of Beavercreek	Beavercreek, OH	100%	—	1,622	24,215	25,837	7,561	1,622	31,773	33,395	(4,577)	2016	11/01/18	40
Traditions of Brookside	McCordsville, IN	100%	—	1,587	31,315	32,902	—	1,587	31,315	32,902	(2,615)	2017	01/07/20	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improvements[2][3]	Total		Land	Building and Improvements[2][3]	Total				
Traditions of Beaumont	Louisville, KY	100%	—	1,841	21,827	23,668	—	1,841	21,827	23,668	(1,757)	2015	01/31/20	40
Traditions at Hunter Station	Sellersburg, IN	100%	—	1,060	28,702	29,762	4,515	1,060	33,217	34,277	(2,201)	2015	04/01/20	40
Legacy Living of Jasper	Jasper, IN	100%	—	657	25,226	25,883	—	657	25,226	25,883	(897)	2019	10/01/21	40
			25,242	41,624	526,091	567,715	25,810	42,705	547,989	590,694	(97,716)			
Senior Housing - Managed														
Winter Village	Frankenmuth, MI	100%	—	5,027	20,929	25,956	1,738	5,027	21,816	26,843	(6,244)	1982/2008	09/21/12	40
Aspen Ridge Retirement Village	Gaylord, MI	100%	—	2,024	5,467	7,491	14	2,024	5,381	7,405	(1,857)	2002	12/14/12	40
Tawas Village	East Tawas, MI	100%	—	258	3,713	3,971	239	258	3,769	4,027	(1,377)	2005	12/14/12	40
Stoney River Marshfield	Marshfield, WI	100%	—	574	8,733	9,307	322	574	8,798	9,372	(2,398)	2010	12/18/12	40
Parkview In Allen	Allen, TX	100%	—	2,190	45,767	47,957	1,359	2,190	47,126	49,316	(11,379)	2004/2010	09/25/14	40
The Atrium At Gainesville	Gainesville, FL	100%	—	2,139	44,789	46,928	2,802	2,139	47,591	49,730	(12,236)	1986/2013, 2015, 2019	09/25/14	40
The Chateau	McKinney, TX	100%	—	2,760	44,397	47,157	1,936	2,760	46,329	49,089	(11,473)	2006/2010, 2019	09/25/14	40
Gardens At Wakefield	Raleigh, NC	100%	—	2,344	37,506	39,850	2,587	2,344	40,093	42,437	(9,224)	2002/2014, 2022	09/25/14	40
Las Brisas	San Luis Obispo, CA	100%	—	4,992	30,909	35,901	2,897	4,992	33,806	38,798	(7,885)	1987/2006, 2015, 2021	09/25/14	40
Creekside Terrace	Winston-Salem, NC	100%	—	2,995	24,428	27,423	1,110	2,995	25,538	28,533	(6,315)	2001	09/25/14	40
Colonial Village	Longview, TX	100%	—	805	26,498	27,303	1,528	805	28,026	28,831	(7,073)	1985/2010	09/25/14	40
Garden Village	Kansas City, MO	100%	—	1,325	20,510	21,835	1,840	1,325	22,350	23,675	(5,957)	1983	09/25/14	40
Desert Rose	Yuma, AZ	100%	—	530	21,775	22,305	730	530	22,505	23,035	(5,594)	1996/2014	09/25/14	40
Windland South	Nashville, TN	100%	—	1,996	19,368	21,364	1,583	1,996	20,951	22,947	(5,907)	1986/2000	09/25/14	40
Cedar Woods	Branford, CT	100%	—	2,403	18,821	21,224	1,570	2,403	20,391	22,794	(5,081)	1987	09/25/14	40
Virginian	Richmond, VA	100%	—	1,080	19,545	20,625	3,101	1,080	22,646	23,726	(5,441)	1989/2007, 2022	09/25/14	40
Monarch Estates	Auburn, AL	100%	—	3,209	17,326	20,535	805	3,209	18,131	21,340	(4,674)	2001	09/25/14	40
Village At The Falls	Menomonee Falls, WI	100%	—	1,477	18,778	20,255	1,238	1,477	20,016	21,493	(5,009)	2005/2006, 2007/2011, 2019	09/25/14	40
Holiday At The Atrium	Glenville, NY	100%	—	978	18,257	19,235	1,182	978	19,439	20,417	(4,924)	2001/2014	09/25/14	40
Lake Ridge Village	Eustis, FL	100%	—	1,152	17,523	18,675	1,842	1,152	19,365	20,517	(5,443)	1984/1988, 2013	09/25/14	40
Heritage Village	McAllen, TX	100%	—	4,092	13,823	17,915	1,313	4,092	15,136	19,228	(4,048)	1988	09/25/14	40
Madison Meadows	Phoenix, AZ	100%	—	2,567	12,029	14,596	1,549	2,567	13,578	16,145	(3,898)	1986	09/25/14	40
South Wind Heights	Jonesboro, AR	100%	—	1,782	11,244	13,026	1,062	1,782	12,306	14,088	(3,358)	1999	09/25/14	40
Harrison Regent	Ogden, UT	100%	—	794	10,873	11,667	1,009	794	11,882	12,676	(3,336)	1985/2016	09/25/14	40
Capital Place	Olympia, WA	100%	—	2,477	23,767	26,244	1,751	2,477	25,518	27,995	(6,536)	1986/2016	10/07/14	40
Kensington Court	Windsor, ON	100%	—	1,360	16,855	18,215	1,537	1,348	18,034	19,382	(4,087)	1998	06/11/15	40

| Description | Location | Ownership Percentage | Encum-brances[1] | Initial Cost to Company | | | Cost Capitalized Subsequent to Acquisition | Gross Amount at which Carried at Close of Period | | | Accumulated Depreciation and Amortization | Original Date of Construction / Renovation | Date Acquired | Life on Which Depreciation in Latest Income Statement is Computed |
				Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
Masonville Manor	London, ON	100%	—	960	19,056	20,016	866	951	19,611	20,562	(4,193)	1998/2015, 2019	06/11/15	40
Okanagan Chateau	Kelowna, BC	100%	—	2,321	8,308	10,629	1,922	2,301	9,798	12,099	(2,436)	1990/2019, 2020	06/11/15	40
Court at Laurelwood	Waterloo, ON	100%	—	1,823	22,135	23,958	664	1,808	22,472	24,280	(4,772)	2005/2015	06/11/15	40
Fairwinds Lodge	Sarnia, ON	100%	—	1,187	20,346	21,533	1,053	1,177	21,063	22,240	(4,498)	2000/2019	06/11/15	40
The Shores	Kamloops, BC	100%	—	679	8,024	8,703	708	673	8,665	9,338	(1,946)	1992/2014	06/11/15	40
Orchard Valley	Vernon, BC	100%	—	843	10,724	11,567	842	267	11,455	11,722	(2,536)	1990/2008, 2021	06/11/15	40
Cherry Park	Penticton, BC	100%	—	763	6,771	7,534	1,061	756	7,682	8,438	(1,798)	1990/1991, 2014, 2019	06/11/15	40
Maison Senior Living	Calgary, AB	100%	—	3,908	20,996	24,904	1,131	3,877	21,812	25,689	(4,428)	2013	09/17/15	40
Ashley Pointe	Lake Stevens, WA	100%	—	1,559	9,059	10,618	77	1,559	9,136	10,695	(2,054)	1998/2012	09/17/15	40
Ascot Park	Eugene, OR	100%	—	1,428	16,138	17,566	102	1,428	16,240	17,668	(3,228)	1996/1997, 2011, 2019	09/17/15	40
Jurgens Park	Tualatin, OR	100%	—	527	14,659	15,186	121	527	14,780	15,307	(2,943)	1995/1997, 2019	09/17/15	40
Faye Wright	Salem, OR	100%	—	1,074	19,421	20,495	409	1,074	19,830	20,904	(4,160)	1989/1995, 2018	09/17/15	40
Ramsey	Ramsey, MN	100%	—	1,182	13,280	14,462	424	1,182	13,704	14,886	(2,174)	2015	10/06/17	40
Marshfield II	Marshfield, WI	100%	—	500	4,134	4,634	103	500	4,237	4,737	(761)	2014	10/06/17	40
Dover Place	Dover, DE	100%	—	2,797	23,054	25,851	385	2,797	23,405	26,202	(3,533)	1999	01/02/18	40
Kanawha Place	Charleston, WV	100%	—	419	4,239	4,658	955	419	5,166	5,585	(1,136)	1969	01/02/18	40
Leighton Place	Williamsport, PA	100%	—	296	9,191	9,487	841	296	9,977	10,273	(1,658)	1990/2009	01/02/18	40
Maidencreek Place	Reading, PA	100%	—	684	12,950	13,634	183	684	13,122	13,806	(2,047)	2004	01/02/18	40
Rolling Meadows Place	Scott Depot, WV	100%	—	230	6,271	6,501	627	230	6,775	7,005	(1,227)	1996	01/02/18	40
Willowbrook Place	Clarks Summit, PA	100%	—	406	9,471	9,877	1,025	406	10,379	10,785	(1,855)	1997	01/02/18	40
Wyncote Place	Wyncote, PA	100%	—	1,781	4,911	6,692	706	1,781	5,577	7,358	(1,203)	1909	01/02/18	40
Amity Place	Douglassville, PA	100%	—	611	19,083	19,694	260	611	19,327	19,938	(2,859)	2008	01/02/18	40
Milford Place	Milford, DE	100%	—	1,199	18,786	19,985	525	1,199	19,281	20,480	(2,942)	1999	01/02/18	40
Oak Hill Place	Oak Hill, WV	100%	—	609	2,636	3,245	1,089	609	3,658	4,267	(773)	2001/2014	01/02/18	40
Seasons Place	Lewisburg, WV	100%	—	355	5,055	5,410	608	355	5,614	5,969	(1,220)	1995	01/02/18	40
The Monarch at Richardson	Richardson, TX	100%	—	2,282	10,556	12,838	1,207	2,282	11,754	14,036	(1,248)	1999/2020	11/01/19	40
Poway Gardens	Poway, CA	100%	—	3,693	14,467	18,160	1,038	3,693	15,505	19,198	(1,383)	1987/2011, 2021	11/22/19	40
Elan Westpointe	New Braunfels, TX	100%	—	1,312	23,108	24,420	330	1,312	23,438	24,750	(2,110)	2015	01/15/20	40
The Claiborne at West Lake	Augusta, GA	100%	—	419	24,958	25,377	406	459	27,701	28,160	(1,449)	2018	03/05/21	40
Baxter Senior Living	Anchorage, AK	100%	—	1,965	29,533	31,498	98	1,965	29,631	31,596	(1,437)	2019	05/01/21	40
Deerfield	Loveland, OH	100%	—	3,691	21,168	24,859	21	3,691	21,189	24,880	(580)	2017	02/01/22	40

| Description | Location | Ownership Percentage | Encumbrances(1) | Initial Cost to Company | | | Cost Capitalized Subsequent to Acquisition | Gross Amount at which Carried at Close of Period | | | Accumulated Depreciation and Amortization | Original Date of Construction / Renovation | Date Acquired | Life on Which Depreciation in Latest Income Statement is Computed |
				Land	Building and Improvements(2)(3)	Total		Land	Building and Improvements(2)(3)	Total				
Traditions of North Willow	Indianapolis, IN	100%	—	4,950	32,631	37,581	43	4,950	32,674	37,624	(386)	2017	08/01/22	40
New Hope Valley	Saginaw, MI	100%	—	1,651	29,283	30,934	33	1,651	29,316	30,967	(362)	2013	08/01/22	40
			—	101,434	1,048,032	1,149,466	58,507	100,788	1,104,495	1,205,283	(222,089)			
Behavioral Health														
Landmark Recovery of Denver	Aurora, CO	100%	—	2,874	12,829	15,703	1,950	2,874	14,563	17,437	(3,462)	2009/2018, 2021	09/20/12	40
Praxis of Colorado Springs	Colorado Springs, CO	100%	—	430	13,703	14,133	211	430	13,914	14,344	(3,993)	1985/2017, 2018	03/05/14	40
Landmark Recovery of Colorado Springs	Colorado Springs, CO	100%	—	1,210	9,490	10,700	52	1,210	9,542	10,752	(2,038)	2013/2019	11/16/15	40
Praxis of Fort Wayne	Bluffton, IN	100%	—	254	5,105	5,359	1,486	254	6,591	6,845	(1,051)	1970/2015, 2021	08/17/17	40
Landmark Recovery of Little Rock	Morrilton, AR	100%	—	508	—	508	1,360	508	1,360	1,868	—	1988/2019	08/17/17	40
Aurora Arizona West	Glendale, AZ	100%	—	1,501	67,046	68,547	—	1,501	67,046	68,547	(9,381)	1996/2013	08/17/17	40
Aurora Arizona East	Tempe, AZ	100%	—	3,137	50,073	53,210	—	3,137	50,073	53,210	(7,162)	2001/2016	08/17/17	40
Aurora Charter Oak Hospital	Covina, CA	100%	—	23,472	71,542	95,014	—	23,472	71,542	95,014	(10,398)	1974/2011	08/17/17	40
Aurora Vista del Mar Hospital	Ventura, CA	100%	—	8,089	43,645	51,734	—	8,089	43,645	51,734	(6,897)	1984/2018	08/17/17	40
Aurora San Diego Hospital	San Diego, CA	100%	—	8,403	55,015	63,418	7,599	8,403	62,614	71,017	(9,916)	1988/2017	08/17/17	40
Landmark Recovery of New London	New London, CT	100%	—	356	152	508	3,665	356	3,817	4,173	(460)	1967/2016, 2021	08/17/17	40
Praxis of Carmel	Carmel, IN	100%	—	963	4,347	5,310	—	963	4,347	5,310	(526)	1996/2019	07/24/19	40
Landmark Recovery of Louisville	Louisville, KY	100%	—	1,078	8,305	9,383	—	1,078	8,305	9,383	(887)	2002/2018	08/21/19	40
Recovery Centers of America at Monroeville	Monroeville, PA	100%	—	2,034	1,758	3,792	18,545	2,034	20,303	22,337	(1,942)	1987/2020	12/18/19	40
Landmark Recovery of Pensacola	Gulf Breeze, FL	100%	—	498	1,480	1,978	1,617	498	3,097	3,595	(90)	2001/2021	03/15/21	40
Recovery Centers of America at Greenville	Greenville, SC	100%	—	1,197	9,496	10,693	5,926	1,197	15,431	16,628	(244)	1994/2022	12/16/21	40
Raytown	Raytown, MO	100%	—	1,475	6,564	8,039	4,909	1,475	11,474	12,949	(34)	1978/2022	10/27/22	40
			—	57,479	360,550	418,029	47,320	57,479	407,664	465,143	(58,481)			
Specialty Hospitals and Other														
Texas Regional Medical Center	Sunnyvale, TX	100%	—	4,020	57,620	61,640	—	4,020	57,620	61,640	(20,741)	2009	05/03/11	40
Baylor Orthopedic Spine Hospital at Arlington	Arlington, TX	100%	—	—	44,217	44,217	—	—	44,217	44,217	(6,059)	2009/2016	08/17/17	40
Touchstone Neurorecovery Center	Conroe, TX	100%	—	2,935	25,003	27,938	—	2,935	25,003	27,938	(3,873)	1992	08/17/17	40

Description	Location	Ownership Percentage	Encumbrances[1]	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period			Accumulated Depreciation and Amortization	Original Date of Construction / Renovation	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
				Land	Building and Improve-ments[2][3]	Total		Land	Building and Improve-ments[2][3]	Total				
HealthBridge Children's Hospital (Houston)	Houston, TX	100%	—	3,001	14,581	17,582	—	3,001	14,581	17,582	(2,034)	1999/2009	08/17/17	40
Nexus Children's Hospital - Woodlands	Spring, TX	100%	—	1,319	15,153	16,472	—	1,319	15,153	16,472	(2,119)	1995/1998	08/17/17	40
HealthBridge Children's Hospital (Orange)	Orange, CA	100%	—	2,060	5,538	7,598	145	2,060	5,683	7,743	(821)	2000	08/17/17	40
ResCare Tangram - Texas Hill Country School	Maxwell, TX	100%	—	902	2,384	3,286	1	902	2,384	3,286	(386)	1993	08/17/17	40
ResCare Tangram - Chaparral	Maxwell, TX	100%	—	901	1,198	2,099	—	901	1,198	2,099	(234)	1994/2009	08/17/17	40
ResCare Tangram - Sierra Verde & Roca Vista	Maxwell, TX	100%	—	456	2,632	3,088	—	456	2,632	3,088	(402)	1992	08/17/17	40
ResCare Tangram - 618 W. Hutchinson	San Marcos, TX	100%	—	51	359	410	62	51	359	410	(56)	1869	08/17/17	40
ResCare Tangram - Ranch	Seguin, TX	100%	—	539	2,627	3,166	—	539	2,627	3,166	(510)	1989	08/17/17	40
ResCare Tangram - Mesquite	Seguin, TX	100%	—	228	3,407	3,635	79	228	3,486	3,714	(564)	1985/1991	08/17/17	40
ResCare Tangram - Hacienda	Kingsbury, TX	100%	—	104	2,788	2,892	27	104	2,814	2,918	(417)	1990/2012	08/17/17	40
ResCare Tangram - Loma Linda	Seguin, TX	100%	—	52	805	857	—	52	805	857	(130)	1970	08/17/17	40
Gateway Rehabilitation Hospital at Florence	Florence, KY	100%	—	3,866	26,447	30,313	—	3,866	26,447	30,313	(3,692)	2000	08/17/17	40
			—	20,434	204,759	225,193	314	20,434	205,009	225,443	(42,038)			
			50,123	572,014	5,212,197	5,784,211	242,429	568,489	5,303,295	5,871,784	(912,819)			
Corporate Assets			—	—	136	136	768	—	904	904	(526)			
			$ 50,123	$572,014	$5,212,333	$5,784,347	$ 243,197	$568,489	$5,304,199	$5,872,688	$ (913,345)			

(1) Encumbrances do not include deferred financing costs, net of $0.9 million as of December 31, 2022.

(2) Building and building improvements include land improvements and furniture and equipment.

(3) The aggregate cost of real estate for federal income tax purposes was $5.0 billion.

SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(dollars in thousands)

	Year Ended December 31, 2022	2021	2020
Real estate:			
Balance at the beginning of the year	$ 5,994,208	$ 5,966,695	$ 5,880,583
Acquisitions	101,413	96,157	110,752
Improvements	65,111	47,319	47,354
Impairment	(160,550)	(11,063)	(6,776)
Sale of real estate	(110,901)	(102,575)	(63,050)
Foreign currency translation	(10,247)	524	3,448
Write-off of fully depreciated assets	(6,346)	(2,849)	(5,616)
Balance at the end of the year	$ 5,872,688	$ 5,994,208	$ 5,966,695
Accumulated depreciation:			
Balance at the beginning of the year	$ (831,324)	$ (681,657)	$ (539,213)
Depreciation expense	(170,159)	(170,264)	(166,086)
Impairment	66,603	1,666	2,773
Sale of real estate	13,217	16,097	15,886
Foreign currency translation	1,972	(15)	(633)
Write-off of fully depreciated assets	6,346	2,849	5,616
Balance at the end of the year	$ (913,345)	$ (831,324)	$ (681,657)

SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2022

(dollars in thousands)

Description	Contractual Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Principal Balance	Book Value [1]	Principal Amount of Loans Subject to Delinquent Principal or Interest
Mortgages:							
River Vista	10.0 %	2027	[2]	$ —	$ 19,000	$ 19,000	N/A
Recovery Centers of America	7.5	2026	[2]	—	300,000	300,000	N/A
				$ —	$ 319,000	$ 319,000	

[1] The aggregate cost for federal income tax purposes was $321.0 million as of December 31, 2022.
[2] Interest is due monthly, and principal is due at the maturity date.

Changes in mortgage loans are summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
Balance at the beginning of the year	$ 312,343	$ 22,343	$ 21,468
Additions during period:			
Draws	10,000	—	706
New mortgage loans	—	290,000	—
Interest income added to principal	—	—	169
Deductions during period:			
Paydowns/repayments	(3,343)	—	—
Balance at the end of the year	$ 319,000	$ 312,343	$ 22,343

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 21, 2023.

SABRA HEALTH CARE REIT, INC.

By: /S/   RICHARD K. MATROS
            Richard K. Matros
            Chief Executive Officer, President and Chair

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ RICHARD K. MATROS **Richard K. Matros**	Chief Executive Officer, President and Chair (Principal Executive Officer)	February 21, 2023
/S/ MICHAEL COSTA **Michael Costa**	Chief Financial Officer, Secretary and Executive Vice President (Principal Financial and Accounting Officer)	February 21, 2023
/S/ CRAIG A. BARBAROSH **Craig A. Barbarosh**	Director	February 21, 2023
/S/ KATIE CUSACK **Katie Cusack**	Director	February 21, 2023
/S/ MICHAEL J. FOSTER **Michael J. Foster**	Director	February 21, 2023
/S/ LYNNE S. KATZMANN **Lynne S. Katzmann**	Director	February 21, 2023
/S/ ANN KONO **Ann Kono**	Director	February 21, 2023
/S/ JEFFREY A. MALEHORN **Jeffrey A. Malehorn**	Director	February 21, 2023
/S/ CLIFTON J. PORTER II **Clifton J. Porter II**	Director	February 21, 2023

Exhibit 31.1

**Certification of Chief Executive Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, Richard K. Matros, certify that:

1. I have reviewed this annual report on Form 10-K of Sabra Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2023

_____
/S/   RICHARD K. MATROS
Richard K. Matros
Chief Executive Officer, President and Chair

Exhibit 31.2

Certification of Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael Costa, certify that:

1. I have reviewed this annual report on Form 10-K of Sabra Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2023

/S/   MICHAEL COSTA
_____

Michael Costa
Chief Financial Officer, Secretary and Executive Vice President

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sabra Health Care REIT, Inc. (the "Registrant") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Richard K. Matros, as Chief Executive Officer, President and Chair of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 21, 2023

/S/   RICHARD K. MATROS
_____
Richard K. Matros
Chief Executive Officer, President and Chair

Exhibit 32.2

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

  In connection with the Annual Report on Form 10-K of Sabra Health Care REIT, Inc. (the "Registrant") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael Costa, as Chief Financial Officer, Secretary and Executive Vice President of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 21, 2023

         /S/ MICHAEL COSTA
              Michael Costa
        Chief Financial Officer, Secretary and Executive Vice President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34950

SABRA HEALTH CARE REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-2560479**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

18500 Von Karman Avenue, Suite 550
Irvine, CA 92612
(888) 393-8248
(Address, zip code and telephone number of Registrant)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	SBRA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $3.2 billion

As of February 14, 2023, there were 231,159,401 shares of the registrant's $0.01 par value Common Stock outstanding.

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Irvine, California	Auditor Firm ID: 238

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2023 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2022, are incorporated by reference in Part III herein.

EXPLANATORY NOTE

Sabra Health Care REIT, Inc. ("Sabra") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 21, 2023 (the "Original Form 10-K"), to include the audited financial statements of the joint venture with affiliates of TPG Real Estate, the real estate platform of TPG (the "Enlivant Joint Venture"), pursuant to Rule 3-09 of Regulation S-X. The Enlivant Joint Venture, in which Sabra holds a 49% equity interest, has met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X for the years ended December 31, 2022 and December 31, 2021. In accordance with Rule 3-09(b), the financial statements of the Enlivant Joint Venture as of December 31, 2022 and December 31, 2021 and for the year ended December 31, 2020 are being filed as an amendment to the Original Form 10-K within 90 days after the end of Sabra's fiscal year, although only such financial statements as of and for the years ended December 31, 2022 and December 31, 2021 are audited.

This Amendment is also being filed to replace the consent of our independent registered public accounting firm PricewaterhouseCoopers LLP ("PwC"), which was filed as Exhibit 23.1 to the Original Form 10-K and inadvertently referenced the incorrect Form S-3 (No. 333-235449). The revised consent by PwC, filed herewith as Exhibit 23.1, references the correct Form S-3 (No. 333-268285).

This Amendment amends and restates Part IV, Item 15 of the Original Form 10-K to include the revised consent of PwC as Exhibit 23.1, the audited financial statements of the Enlivant Joint Venture as Exhibit 99.1 and the consent of Mayer Hoffman McCann P.C. with respect to the Enlivant Financial Statements as Exhibit 23.2. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also contains new certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are provided herewith.

Except as described above, this Amendment does not amend, update or change any other items or disclosures in the Original Form 10-K. Further, this Amendment does not change any previously reported financial results, nor does it reflect subsequent events occurring after the filing date of the Original Form 10-K. This Amendment should be read in conjunction with the Original Form 10-K and Sabra's other filings with the Securities and Exchange Commission.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this 10-K:

(1)   Financial Statements

See the Index to Consolidated Financial Statements at page F-1 of the Original Form 10-K.

(2)   Financial Statement Schedules

The following financial statement schedules are included herein at pages F-40 through F-57 of the Original Form 10-K:

Schedule III - Real Estate Assets and Accumulated Depreciation as of December 31, 2022

Schedule IV - Mortgage Loans on Real Estate as of December 31, 2022

The financial statements of the Enlivant Joint Venture required by Rule 3-09 of Regulation S-X are provided as Exhibit 99.1 to this Amendment.

All other schedules have been omitted because they are inapplicable or not required or the information is included elsewhere in the Consolidated Financial Statements or notes thereto.

(3)   Exhibits

The following exhibits are filed herewith or are incorporated by reference, as specified below, to exhibits previously filed with the SEC.

EXHIBIT LIST

Ex.	Description
3.1	Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated October 20, 2010, filed with the State Department of Assessments and Taxation of the State of Maryland on October 21, 2010 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on October 26, 2010).
3.1.1	Articles of Amendment of Sabra Health Care REIT, Inc., dated as of July 31, 2017 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on July 31, 2017).
3.1.2	Articles of Amendment to the Articles of Amendment and Restatement of Sabra Health Care REIT, Inc., dated as of June 9, 2020 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on June 12, 2020).
3.1.3	Articles Supplementary of Sabra Health Care REIT, Inc., dated as of December 15, 2022 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 16, 2022).
3.2	Amended and Restated Bylaws of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 16, 2022).
4.1*	Description of Sabra Health Care REIT, Inc.'s Capital Stock.
4.2	Indenture, dated as of May 23, 2013, among Sabra Health Care Limited Partnership, Sabra Capital Corporation, Sabra Health Care REIT, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on May 23, 2013).
4.2.2	Ninth Supplemental Indenture, dated October 7, 2019, among Sabra Health Care Limited Partnership, Sabra Capital Corporation, Sabra Health Care REIT, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on October 7, 2019).
4.3	Form of 3.90% senior note due 2029 (included in Exhibit 4.2.2).
4.4	Indenture, dated as of July 14, 2016, by and among Care Capital Properties, LP, Care Capital Properties, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).

Ex.	Description
4.4.1	First Supplemental Indenture, dated as of August 17, 2017, by and among Care Capital Properties, LP, PR Sub, LLC, Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.2	Second Supplemental Indenture, dated as of August 17, 2017, by and among Sabra Health Care Limited Partnership as successor to Care Capital Properties, LP, Sabra Health Care REIT, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.3	Third Supplemental Indenture, dated as of August 17, 2017, by and among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc., Care Capital Properties GP, LLC and Regions Bank, as trustee (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.4.4	Fourth Supplemental Indenture, dated as of August 18, 2017, by and among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.5 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on August 23, 2017).
4.5	Form of 5.125% senior note due 2026 (included in Exhibit 4.4).
4.6	Indenture, dated as of September 30, 2021, among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc., and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on September 30, 2021).
4.6.1	First Supplemental Indenture, dated September 30, 2021, among Sabra Health Care Limited Partnership, Sabra Health Care REIT, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on September 30, 2021).
4.7	Form of 3.200% senior note due 2031 (included in Exhibit 4.6.1).
4.8	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-3 filed by Sabra Health Care REIT, Inc. and Sabra Health Care Limited Partnership on December 11, 2019).
10.1	Limited Partnership Agreement of Sabra Health Care Limited Partnership, dated as of November 15, 2010 (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form S-4 (File No. 333-171820) filed by the issuers and guarantors on January 21, 2011).
10.1.1	First Amendment to the Limited Partnership Agreement by Sabra Health Care REIT, Inc. and Sabra Health Care, LLC, dated March 21, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on March 21, 2013).
10.2	Sixth Amended and Restated Credit Agreement, dated January 4, 2023, among Sabra Health Care Limited Partnership and Sabra Canadian Holdings, LLC, as Borrowers; Sabra Health Care REIT, Inc., as a guarantor; the other guarantors party thereto; the lenders party thereto; Bank of America, N.A., as Administrative Agent and L/C Issuer; Citizens Bank, National Association, Crédit Agricole Corporate and Investment Bank and Wells Fargo Bank, National Association, as Co-Syndication Agents and L/C Issuers; The Bank of Nova Scotia, Fifth Third Bank, JPMorgan Chase Bank, N.A., Keybank National Association, Mizuho Bank, Ltd., and Truist Bank, as Co-Documentation Agents; BofA Securities, Inc., as Joint Lead Arranger and Sole Bookrunner; and Citizens Bank, National Association, Crédit Agricole Corporate and Investment Bank and Wells Fargo Securities, LLC, as Joint Lead Arrangers (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 5, 2023).
10.3	Form of Indemnification Agreement entered into with each of the directors and officers of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).
10.4+	Employment Agreement, dated December 24, 2019, between Sabra Health Care REIT, Inc. and Richard K. Matros (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 27, 2019).
10.5+	Employment Agreement, dated December 24, 2019, between Sabra Health Care REIT, Inc. and Talya Nevo-Hacohen (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on December 27, 2019).
10.6+	Employment Agreement, dated January 1, 2022, by and between Michael Costa and Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).

Ex.	Description
10.7	Consulting Agreement, dated December 30, 2021, by and between Harold W. Andrews, Jr. and Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on January 3, 2022).
10.8+	Sabra Health Care REIT, Inc. 2009 Performance Incentive Plan, effective April 21, 2017 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sabra Health Care REIT, Inc. on June 21, 2017).
10.9.1+	Form of Notice and Terms and Conditions of Stock Unit Award (Time-Based Stock Units) (for Executive Officers), adopted December 2019 (incorporated by reference to Exhibit 10.8.1 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 24, 2020).
10.9.2+	Form of Notice and Terms and Conditions of Stock Unit Award (FFO Units) (for Executive Officers), adopted December 2019 (incorporated by reference to Exhibit 10.8.2 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 24, 2020).
10.9.3+	Form of Notice and Terms and Conditions of Stock Unit Award (TSR Units) (for Executive Officers), adopted December 2020 (incorporated by reference to Exhibit 10.8.3 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 22, 2021).
10.9.4+	Form of Notice and Terms and Conditions of Stock Unit Award (for Non-Employee Directors) (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by Sabra Health Care REIT, Inc. on November 1, 2017).
10.9.5+	Non-Employee Directors Stock-for-Fees Program (incorporated by reference to Exhibit 10.10.5 of the Registration Statement on Form S-4 (File No. 333-171820-26) filed by Sabra Health Care REIT, Inc. on January 21, 2011).
10.10+	Sabra Health Care REIT, Inc. Directors' Compensation Policy, effective January 1, 2019 (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 25, 2019).
21.1*	List of Subsidiaries of Sabra Health Care REIT, Inc.
22.1	List of Subsidiary Issuers and Guarantors of Sabra Health Care REIT, Inc. (incorporated by reference to Exhibit 22.1 of the Annual Report on Form 10-K filed by Sabra Health Care REIT, Inc. on February 22, 2021).
23.1[1]	Consent of PricewaterhouseCoopers LLP.
23.2[1]	Consent of Mayer Hoffman McCann P.C. related to Exhibit 99.1.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3[1]	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4[1]	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
32.3[2]	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
32.4[2]	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1[1]	Financial Statements of the Enlivant Joint Venture as of December 31, 2021 and 2022 (audited) and for the years ended December 31, 2020 (unaudited) and December 31, 2021 and 2022 (audited).
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

Ex.	Description
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104[1]	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*   Filed with the Original Form 10-K.

**   Furnished with the Original Form 10-K.

+   Designates a management compensation plan, contract or arrangement.

[1]   Filed herewith.

[2]   Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 20, 2023.

SABRA HEALTH CARE REIT, INC.

By: _____/S/   MICHAEL COSTA_____

Michael Costa
Chief Financial Officer, Secretary and Executive Vice President

Exhibit 31.3

Certification of Chief Executive Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard K. Matros, certify that:

1. I have reviewed this Amendment No. 1 to annual report on Form 10-K/A of Sabra Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. [intentionally omitted]

5. [intentionally omitted]

Date: March 20, 2023

/S/   RICHARD K. MATROS
_____

Richard K. Matros
Chief Executive Officer, President and Chair

Exhibit 31.4

Certification of Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael Costa, certify that:

1. I have reviewed this Amendment No. 1 to annual report on Form 10-K/A of Sabra Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. [intentionally omitted]

5. [intentionally omitted]

Date: March 20, 2023

/S/   MICHAEL COSTA

Michael Costa
Chief Financial Officer, Secretary and Executive Vice President

Exhibit 32.3

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with Amendment No. 1 to the Annual Report on Form 10-K/A of Sabra Health Care REIT, Inc. (the "Registrant") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Richard K. Matros, as Chief Executive Officer, President and Chair of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 20, 2023

/S/   RICHARD K. MATROS

Richard K. Matros
Chief Executive Officer, President and Chair

Exhibit 32.4

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with Amendment No. 1 to the Annual Report on Form 10-K/A of Sabra Health Care REIT, Inc. (the "Registrant") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael Costa, as Chief Financial Officer, Secretary and Executive Vice President of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 20, 2023

/S/   MICHAEL COSTA
_____
Michael Costa
Chief Financial Officer, Secretary and Executive Vice President

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

Consolidated Financial Statements

December 31, 2022 and 2021, and

Years ended December 31, 2022, 2021, and 2020

(With Independent Auditors' Report Thereon)

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

Table of Contents



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of

Chief1 Holdings, LLC

Opinion

We have audited the consolidated financial statements of Chief1 Holdings, LLC and Subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Chief1 Holdings, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as the result of the COVID-19 pandemic, the Company has seen a significant increase in costs and lost revenue resulting in declining income and cash flow and is in default of its credit facility and mortgage notes debt agreements. As a result, substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, PA 19462

Phone: 610.862.2200
Fax: 610.862.2500
mhmcpa.com

A member of Kreston Global – a global network of accounting firms

1



Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Comparative Information

The comparative information, presented in the accompanying consolidated financial statements, as of and for the year ended December 31, 2020, has not been audited, reviewed, or compiled, and, accordingly, we express no opinion on it.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
March 20, 2023

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Statements of Financial Position

December 31, 2022 and 2021

(In thousands)

Assets		2022	2021
		(audited)	(audited)
Investment properties:			
Land	$	59,371	61,079
Building, furniture, equipment and other improvements		465,045	460,975
		524,416	522,054
Less accumulated depreciation		(162,646)	(142,794)
Net investment properties		361,770	379,260
Cash and cash equivalents		3,694	4,136
Restricted cash		19,853	12,414
Due from affiliate		3,473	4,343
Accounts receivable, net of allowance of $1,013 and $1,111, respectively		1,790	1,591
Prepaid expenses		2,419	1,463
Deferred tax asset, net		—	57,496
Other assets, net		16,085	7,059
Assets held for sale		4,338	—
Total assets	$	413,422	467,762

Liabilities and Members' Deficit

Mortgages and notes payable, net	$	762,497	757,101
Accounts payable and accrued expenses		18,977	12,056
Accrued payroll expenses		10,052	12,267
Accrual for self-insured liabilities		3,039	3,584
Accrued real estate and property taxes		5,224	5,165
Deferred revenue		6,977	8,642
Deferred tax liabilities		—	22,368
Other liabilities		433	979
Total liabilities		807,199	822,162
Members' deficit		(393,777)	(354,400)
Total liabilities and members' deficit	$	413,422	467,762

See accompanying notes to consolidated financial statements.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

Consolidated Statements of Operations

Years ended December 31 2022, 2021, and 2020

(In thousands)

		2022	2021	2020
		(audited)	(audited)	(unaudited)
Revenue:				
Rental income	$	308,339	268,657	284,843
Other income		6,576	6,036	7,012
Total revenue		314,915	274,693	291,855
Expenses:				
Residence operations		236,271	208,516	203,481
Real estate and property taxes		7,414	8,381	8,419
Depreciation and amortization		22,102	23,991	23,606
General and administrative		22,049	17,582	18,126
COVID-19 expense, net of grants received		5,475	13,057	5,893
Support fees		25,000	20,000	—
Impairment loss		1,050	7,353	—
Total operating expenses		319,361	298,880	259,525
Operating (loss)/income		(4,446)	(24,187)	32,330
Interest expense		(24,904)	(22,678)	(27,483)
Realized gain/(loss) on sale of investment properties and transaction costs		211	(347)	985
(Loss)/Income before income tax (expense)/benefit		(29,139)	(47,212)	5,832
Income tax (expense)/benefit		(35,238)	11,773	(1,164)
Net (loss)/income	$	(64,377)	(35,439)	4,668

See accompanying notes to consolidated financial statements.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Consolidated Statement of Changes in Members' Deficit
Years ended December 31, 2022 and 2021
(In thousands)

Balance at December 31, 2020 (unaudited)	$	(333,973)
Preferred stock purchases		15,000
Unit-based compensation plans		12
Net (loss)/Income		(35,439)
Balance at December 31, 2021 (audited)	$	(354,400)
Preferred stock purchases		25,000
Net (loss)/Income		(64,377)
Balance at December 31, 2022 (audited)	$	(393,777)

See accompanying notes to consolidated financial statements.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Consolidated Statements of Cash Flows
Years ended December 31, 2022, 2021, and 2020
(In thousands)

		2022	2021	2020
		(audited)	(audited)	(unaudited)
Cash flows from operating activities:				
Net (loss)/income	$	(64,377)	(35,439)	4,668
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:				
Depreciation and amortization		22,102	23,991	23,606
Impairment loss		1,050	7,353	—
Gain on sale of investment properties and transaction costs		(211)	—	(985)
Unrealized loss (Gain) on derivatives		(8,178)	117	283
Amortization and expense of deferred financing costs		1,712	1,781	1,889
Amortization of deferred new resident fees		(5,891)	(5,307)	(5,923)
Amortization of referral fees and promotional discounts		3,321	3,129	2,924
Provision for bad debt		1,981	1,634	1,766
Change in deferred taxes		35,128	(11,973)	1,813
Unit-based compensation plans		—	12	231
Changes in assets and liabilities:				
Accounts receivable		(2,180)	(1,953)	(2,117)
Prepaid expenses		(956)	571	(1,858)
Other assets		(3,654)	3,181	(8,903)
Accounts payable and accrued expenses		6,921	5,146	(409)
Provision for self-insured liabilities		(545)	1,497	323
Deferred revenue		4,226	6,393	3,966
Accrued payroll expenses		(2,215)	(695)	6,198
Accrued real estate and property taxes		59	440	(756)
Other liabilities		(547)	(333)	(534)
Net cash(used in) provided by operating activities		**(12,252)**	**(454)**	**26,182**
Cash flows from investing activities:				
Payments for net investment property purchases		(11,320)	(10,787)	(11,928)
Proceeds from sale of investment properties		1,533	—	16,938
Payments due from affiliate		870	(450)	—
Net cash (used in) provided by investing activities		**(8,918)**	**(11,237)**	**5,010**
Cash flows from financing activities:				
Payments of financing costs		(775)	(189)	(693)
Repayments of mortgages and notes payable		(14,558)	(13,690)	(10,654)
Proceeds from of mortgages and notes payable		18,500	—	14,468
Purchase of interest rate caps		—	(358)	(34)
Distributions of members' equity		—	—	(28,493)
Issuance of senior preferred interests		25,000	15,000	—
Net cash provided by (used in) financing activities		**28,167**	**763**	**(25,406)**
Increase (decrease) in cash, cash equivalents, and restricted cash		6,997	(10,928)	5,786
Cash and cash equivalents, and restricted cash, beginning of year		16,550	27,478	21,692
Cash, cash equivalents, and restricted cash end of year	$	**23,547**	**16,550**	**27,478**
Supplemental schedule of cash flow information:				
Cash paid during the year for:				
Interest	$	29,586	18,791	24,635
Change in accrued capital expenditures		343	136	(289)
The following table provides a reconciliation of cash, cash equivalents,				
and restricted cash reported within the consolidated statements of				
financial position and consolidated statements of cash flows				
Cash and cash equivalents	$	3,694	4,136	12,142
Restricted Cash		19,853	12,414	15,335
Total cash, cash equivalents, and restricted cash		**23,547**	**16,550**	**27,478**

See accompanying notes to consolidated financial statements.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(1) Organization

CHIEF1 Holdings, LLC ("CHIEF") is a Delaware limited liability company that is the ultimate sole member of AID Holdings, LLC, and its wholly owned subsidiaries (collectively, "the Company"). On January 2, 2018, CHIEF completed its transaction with Sabra Health Care REIT, Inc. ("Sabra"), whereby a 49% equity interest in the Company was sold to Sabra.

The Company owns and operates 157 assisted living residences in 18 states in the United States as of December 31, 2022. The residences average 40 to 60 units and offer a supportive, home-like setting. Residents may receive daily living activities assistance either directly from CHIEF's employees or indirectly through CHIEF's wholly owned healthcare subsidiaries and the related party management company, AID Holdings II Management Services, LLC ("Manager").

(2) Business Conditions

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) assuming the Company will continue as a going concern. This assumption regards the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt exists about the Company's ability to continue as a going concern.

Effects of the COVID-19 Pandemic on Our Business

In March 2020, the World Health Organization declared COVID-19 a global pandemic and the virus has continued to spread throughout the United States and the world. As a result of the pandemic, the Company experienced a significant reduction in community occupancy and revenue. Additionally, the Company experienced incremental costs associated with preventing the spread of the virus, primarily related to labor and personal protective equipment. During the years ended December 31, 2022, 2021 and 2020, the Company incurred COVID-19 related costs, prior to government assistance, of $12,723, $13,364 and $13,078, respectively. The macroeconomic environment has also changed with rising interest rates negatively impacting the Company's debt service costs. The interest expense increased from $1,719 per month in Q4 2021 to $3,591 per month in Q4 2022. See Note 9 for further details.

Going Concern

As the result of the COVID-19 pandemic the Company has seen a significant increase in costs and lost revenue associated with operating the business resulting in declining income and cash flow. For the year ended December 31, 2022, the Company recorded a net loss of $64,377 (inclusive of a $41,553 deferred tax valuation allowance adjustment) and net cash outflows from operations of $12,252. As of December 31, 2022, the Company had cash and cash equivalents of $3,694. Market conditions are rebounding as the Company has seen an occupancy increase from the low point of March 2021 of 67.6% to 73.4% in December 2022. The Company implemented an average 9% price increase in October 2022, compared to ~5% in the prior year. Additionally, contract labor costs have trended down from $1,861 in December 2021 to $687 in December 2022 and $390 in January 2023. In addition, the Company is driving improved liquidity by disposing three negative cash flow communities and executing strategies to further reduce temporary 3rd party labor costs. Despite these improvements, due to the increases in financing costs, the Company will need additional liquidity to continue its operations over the next 12 months.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

As of December 31, 2022, the Company failed to meet financial covenants on the Keybank NA credit facility, and as of February 11, 2023, the Company was no longer current with principal and interest payments on its Fannie Mae and Freddie Mac loans. On March 1, 2023, the Company did not make its scheduled payments under the KeyBank NA credit facility. On March 15, 2023, the Company received a Notice of Default and Reservation of Rights letter from Keybank NA. On March 3, 2023, the Company received Notice of Acceleration Letters on its Fannie Mae notes. The notices are a demand for immediate payment in full of the entire unpaid principal balances of the loan, accrued and unpaid interest, and the costs and attorneys' fees of Fannie Mae. The Company has not received such notices from Freddie Mac or KeyBank NA. On March 3, 2023, the special servicer for the Freddie Mac loan portfolio provided notice of termination for its management agreements with Manager. The company has not received such notices from Fannie Mae or KeyBank NA. On March 8, 2023, the Company entered into an Access and Cooperation agreement with an agent of Freddie Mac. The company has not entered into such agreements with Fannie Mae or KeyBank NA. See Note 5.

The Company is currently in the process of negotiating with each of its lenders to restructure its financing arrangements. Such restructuring efforts may include obtaining forbearance agreements, modifying financial covenants and reducing rate cap escrow requirements. The Company cannot provide assurance that it will be able to restructure its financing arrangements on acceptable terms or at all. If the Company fails to reach an agreement with its lenders, Freddie Mac and Keybank NA could require immediate repayment of all outstanding balances and the lenders could place all, or a portion of, assets in receivership, or institute foreclosure proceedings. See Note 5 for further details.

U.S. GAAP requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt regarding the Company's ability to continue as a going concern after one year from the date the financial statements are issued. Due to the circumstances described above, the Company determined there is substantial doubt of its ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be required if the Company were unable to continue as a going concern.

Reclassifications
There were reclassifications made in the Consolidated Statements of Financial Position and Consolidated Statements of Operations. Cash held in escrow and cash held as collateral were reclassified as restricted cash. Insurance receivable, net of allowance of doubtful collections, was reclassified from prepaid expenses to other assets. Capital leases were reclassified to other assets. Unrealized losses on derivatives were reclassified from other comprehensive loss to interest expense. Reclassifications have been made within the consolidated financial statements to conform prior periods with current period presentation. These reclassifications had no effect on the reported results of operations.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(3) Summary of Significant Accounting Policies

(a) Principles of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of CHIEF, AID Holdings, LLC, Assisted Living Concepts, LLC, Intermediate Aid Co, LLC, UPREIT Aid Co, LLC and its subsidiaries including single member LLCs for each of its facilities. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b) Going Concern Assessment

On an annual basis, Management assesses whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year of the date that the consolidated financial statements are to be issued. This assessment is based on any relevant conditions or events that are known at this date. Management has performed this assessment through March 20, 2023.

(c) Use of Estimates

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of depreciation and amortization, impairment of long-lived assets, valuation of interest rate caps, and deferred tax valuation allowance. The determination of depreciation and amortization is subject to the estimated useful lives of the associated assets. However, the actual remaining life may change or differ. Impairment of long-lived assets is subject to management estimates related to undiscounted cash flows and current market valuations based on prior asset sales. Interest rate caps are valued using an independent third-party valuation analysis. In assessing deferred tax realizability, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred taxes is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

The valuation of the Company's net investment properties as well as its ability to generate income are heavily dependent on the economic conditions both locally and within the industry which are currently dealing with the COVID-19 pandemic (see Note 9). As such, the ultimate carrying value of net investment properties and deferred tax assets are subject to changes in general economic conditions.

While management uses the best information available to apply estimates in calculating depreciation and amortization, impairment of long-lived assets, and deferred tax assets, changes in general

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

economic conditions may result in necessary and potentially material changes to the carrying amounts of investment property assets and deferred tax assets in the near term.

(d) Cash and Cash Equivalents

The Company considers highly liquid investments with a maturity of 90 days or less to be cash equivalents, unless restricted. The Company has a centralized cash management approach. From time to time, the Company may have bank deposits exceeding Federal Deposit Insurance Corporation limits. Management believes the credit risk related to these deposits is minimal.

(e) Restricted Cash

The Company defines restricted cash to be funds set aside for a specific purpose that are not readily available for immediate use. Pursuant to various lender requirements, funds are deposited monthly into escrow accounts for real estate taxes, insurance, and capital improvements. Additionally, escrow balances include interest rate cap deposits for the Fannie Mae and Freddie Mac mortgage notes. The Company also has a money market account held via Pearson Insurance Company, a subsidiary of CHIEF and incorporated in Bermuda, that is subject to liquidity ratio minimums as part of the Bermuda Insurance Act of 1978.

(f) Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Accounts receivable are reported net of an allowance for doubtful accounts to represent the Company's estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $1,013 and $1,111 as of December 31, 2022, and 2021, respectively. The adequacy of the Company's allowance for doubtful accounts is reviewed on an ongoing basis under multiple assessments including, aging of receivables, trends in reserve balances by type (current resident versus move out reserves), historical collections, as well as a discretionary review of individual tenant accounts. Amounts to be written off are determined by management based on specific resident account activity.

For the years ended December 31, 2022, 2021, and 2020, bad debt expense, net of recoveries, is $1,981, $1,633, and $1,766, respectively, and is included in residence operations expense in the consolidated statements of operations.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(g) Net Investment Properties

Maintenance and repairs are charged to expense as incurred. Net investment properties are stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method for financial reporting purposes at rates based upon the following estimated useful lives:

Buildings	40 years
Building improvements, furniture, and equipment	2 to 15 years
Leasehold improvements	The shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased.

(h) Long-Lived Assets

The Company assesses annually the recoverability of long-lived assets, including net investment properties. U.S. GAAP requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset, including the eventual liquidation of the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the carrying value of the asset exceeds estimated fair value. For the years ended December 31, 2022, 2021, and 2020, the Company had impairment of $1,050, $7,353, and $0 on its investment properties.

Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. U.S. GAAP requires reporting of discontinued operations only if the disposal represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. Sales and the results of operations of individual properties being sold will be presented in the operations section of the consolidated statements of operations. Net investment properties are classified as held-for-sale when a significant nonrefundable down payment has been received. As of December 31, 2022, the Company had three assets that meet the criteria for held for sale with a combined carrying value amount of $4,338.

(i) Self-Insured Liabilities

The Company maintains business insurance programs with significant self-insured retentions that cover workers' compensation and general and professional liability claims. The Company accrues

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

estimated losses using actuarial calculations, models, and assumptions based on historical loss experience. The Company uses an independent actuarial firm to assist in determining the adequacy of general and professional liability reserves.

(j) Revenue Recognition

Approximately 100% of revenues are derived from private payers. Revenue is recorded in the period in which services and products are provided at established rates. Under the Company's senior living residency agreements, residents pay monthly rent that covers occupancy of their unit and basic services, including utilities, meals, and some housekeeping services. Rent terms are short term in nature (month-to-month). The Company also provides senior care services for a stated daily fee. The Company has determined that the senior care services included under the daily fee have the same timing and pattern of transfer and are considered one performance obligation. Fees for ancillary services are recorded in the period in which the services are performed. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period earned. In the years ended December 31, 2022 and 2021, the company recorded deferred revenue from prior periods of $7,574 and $6,743, respectively. The Company recognizes revenue under ASC Topic 606, *Revenue Recognition from Contracts with Customers* ("ASC 606") for its assisted living and memory care residency agreements for which it has estimated the non-lease components of such residency agreements are the predominant component of the contract. See note (t), Recent Accounting Pronouncements, for additional details.

From time to time, the Company collects new residency fees from private pay residents. These fees are nonrefundable and are used to prepare a resident's room for occupancy. The Company defers this revenue and amortizes it over the average private pay resident stay, approximately 21 months.

(k) Deferred Financing Costs, Net

Costs associated with obtaining financing are shown as a direct deduction from the carrying amount of the associated debt liability or within other assets in the consolidated statements of financial position. These amounts are capitalized and amortized as interest expense over the term of the related debt, which approximates the effective yield method. As of December 31, 2022, and 2021, the Company recorded $17,789 and $17,530 of deferred financing costs and $13,454 and $11,742 of accumulated amortization, respectively, within mortgage and notes payable in the consolidated statements of financial position. As of December 31, 2022, and 2021, the Company recorded $1,043 and $528 of deferred financing costs within other assets, net in the consolidated statements of financial position.

(l) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in our judgement about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur. The Company accrues interest and penalties related to unrecognized tax benefits in the provision for income taxes if applicable.

CARES Act and CAA

On March 27, 2020 and December 27, 2020, the President of the United States signed and enacted into law the *Coronavirus Aid, Relief, and Economic Security Act* (CARES Act) and the *Consolidated Appropriations Act, 2021* (CAA). Among other provisions, the CARES Act and the CAA provide relief to U.S. federal corporate taxpayers through temporary adjustments to net operating loss rules, changes to limitations on interest expense deductibility, and the acceleration of available refunds for minimum tax credit carryforwards. The CARES Act and the CAA did not have a material effect on the Company's consolidated financial statements.

(m) Derivative Financial Instruments

The Company recognizes all derivatives as either an asset or liability in the consolidated statements of financial position. Derivative instruments are measured at fair value based on a discounted cash flow analysis. This analysis reflects the derivative instruments contractual terms, including the period to maturity, and uses of observable market-based inputs, including interest rate curves and implied volatilities. The accounting for changes in the derivative instruments fair value is dependent upon whether the applicable instrument has been formally designated and qualifies as a hedging instrument. The instrument must be designated, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. As of December 31, 2022, and 2021, the Company's derivatives were measured at fair value and were derived using primarily Level 2 inputs. For the years ended December 31, 2022 and 2021, the Company's derivative instruments were not designated for hedge accounting.

(n) Purchase Accounting

In order to allocate the purchase price of a company or facility acquisition the Company assesses the fair value of acquired assets and liabilities, which can include land, building, and other improvements, resident relationships, and acquired leases and liabilities. In respect to the valuation of the real estate acquired, the Company calculates the fair value of net investment properties using an "as if vacant" approach or obtains independent appraisals. The value of resident relationships is determined based upon the valuation methodology outlined below. The Company allocates the purchase price of the acquisition based upon these assessments. These estimates were based upon historical, financial, and market information. Acquisition costs associated with real estate acquisitions deemed asset acquisitions are capitalized, and costs associated with real estate acquisitions deemed business

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

combinations are expensed as incurred. Current assets and current liabilities assumed are valued at carryover basis, which approximates fair value. Net investment properties are valued utilizing discounted cash flow projections of future revenue and costs, and capitalization and discount rates using current market conditions, replacement cost, or economic obsolescence methodologies.

Resident relationships intangible assets are valued upon acquisition using discounted cash flow projections and are stated at the calculated amount, net of accumulated amortization. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the time period of the life of existing leases. Amortization of the resident relationships intangible asset is included within depreciation and amortization expense in the consolidated statements of operations.

(o) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs where possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

(p) Members' Deficit

The Company shall operate perpetually, unless dissolved earlier as provided in the respective operating agreement. Except as provided in the Company's Limited Liability Company Agreement, no member shall be personally liable for any debt, obligations, or liability of the Company solely by reason of being a member of a Limited Liability Company.

On November 19, 2021, the Company created a class of senior preferred interests ("Senior Preferred Interests"). In the event of a declared dividend or liquidation event, the Senior Preferred Interests would be considered senior to both common interests and all other existing or future class of interests in the Company that are not parity or senior securities. Senior Preferred Interests accrue preferential cumulative distributions on a daily basis at a rate of 8% to be paid at each quarter end ("Preference Accrual"). Any unpaid Preference Accrual compounds on the applicable distribution payment date. Pursuant to the terms of the Limited Liability Company Agreement, profits and losses are allocated to common interests in accordance with the ownership percentages. Contributions and distributions are recorded as they occur.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

In 2021, the Company issued 15,000 of Senior Preferred Interests at a par value of $1. During 2022, the Company issued an additional 25,000 of Senior Preferred Interests at a par value of $1. As of December 31, 2022, the total Senior Preferred Interests were $40,000 which were funded to the Company by Enlivant Holdings, L.P, the TPG owned entity holding 51% of CHIEF. At December 31, 2022, there was an undeclared dividend related to the Preference Accrual of $2,053.

(q) Unit-Based Compensation Plans

The cost of unit-based compensation is measured at the grant date, based on the calculated fair value of the awards, and is recognized over the vesting period of the grant. Fair value is determined using the Black-Scholes model and assessing inputs, such as volatility and valuations and probability. As of December 31, 2022 and 2021, the Company has not recorded a liability in accordance with ASC Topic 718.

(r) Government Grants

The Company recognizes income for government grants on a systematic and rational basis over the periods in which the Company recognizes the related expenses for which the grants are intended to compensate when there is reasonable assurance that the Company will comply with the applicable terms and conditions of the grant and there is reasonable assurance that the grant will be received. The amounts are presented net of COVID-19 expenses on the consolidated statements of operations. See Note 9 for the accounting treatment of government grants for 2022 and for additional information related to grants received from the CARES Act and other state funded programs.

(s) COVID-19 Expenses

The Company segregates incremental costs associated with the COVID-19 pandemic and includes them in the COVID-19 expense line within total operating expenses in the consolidated statements of operations, net of any grant income intended to compensate for the expense.

(t) Recent Accounting Pronouncements

In February 2016, the FASB issued ASC Topic 842 *Leases* ("ASC 842") which is an update that sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. This revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2021, for private entities. The Company adopted ASC 842 effective January 1, 2022. The company has reviewed the pronouncement and has elected the lessor practical expedient within ASC 842, and recognizes, measures, presents, and discloses the revenue for services under the Company's senior living residency agreements based upon the predominant component, either the lease or non-lease component, of the contracts. The Company has determined that the services included under the Company's assisted living and memory care residency agreements have the same timing and pattern of transfer and are performance obligations that are satisfied over time. The Company recognizes revenue under ASC 606 for its assisted living and memory care residency agreements for which it has estimated the non-lease components of such residency agreements are the predominant component of the contract.

In June 2016, the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*, which replaces the current incurred loss impairment

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

methodology for credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable and other financial instruments. ASU 2016-13 is effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact the adoption will have on its consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"), which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate ("LIBOR"). ASU 2020-04 is effective for the Company beginning January 1, 2022 and adoption of this standard did not have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 ("ASC 832"), *Disclosures by Business Entities about Government Assistance*, which requires expanded disclosure for transactions involving the receipt of government assistance. Required disclosures include a description of the nature of the transactions with the government entities, the Company's accounting policies for such transactions, and their impact to the Company's consolidated financial statements. ASC 832 is effective for the Company beginning January 1, 2022 and adoption of this standard did not have a significant impact on the consolidated financial statements.

(4) Net Investment Properties

Net investment properties and related accumulated depreciation and amortization consisted of the following at December 31, 2022 and 2021:

		2022	2021
Land	$	59,371	61,079
Buildings, furniture, equipment and other improvements		465,045	460,975
		524,416	522,054
Less accumulated depreciation		(162,646)	(142,794)
Net investment properties	$	361,770	379,260

During the year ended December 31, 2022, the Company completed the sale of Grand Emerald Place for cash proceeds of $1,533, net of transaction costs, and realized a gain on sale of investment properties of $211. For the year ended December 31, 2021, the Company completed no sales, however, did incur $347 of additional costs from prior dispositions. For the year ended December 31, 2020, the Company completed the sale of twelve communities for proceeds of $16,938, net of transaction costs, and realized a gain on sale of investment properties of $985.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

For the years ended December 31, 2022, and December 31, 2021, the Company evaluated its long-lived assets for impairment. For the year ended December 31, 2022, it was determined the carrying values of one asset was greater than the estimated fair value, and therefore, the Company recognized an impairment charge of $1,050. For the year ended December 31, 2021, it was determined that the carrying values of four assets were greater than the estimated fair values, and therefore, the Company recognized an impairment charge of $7,353. For the year ended December 31, 2020, the Company did not recognize any impairment loss.

(5) Mortgages and Notes Payable

Mortgages and notes payable are collateralized and secured by certain net investment properties, as defined per the loan agreements. On May 22, 2022, the Company completed a refinancing transaction to add 8 communities to the KeyBank NA credit facility and remove one community. The KeyBank NA credit facility capacity increased from $25,000 to $30,000 as part of this transaction. The KeyBank NA credit facility agreement contains debt service coverage ratio, loan to value, and fixed charge coverage ratio restrictions. As of December 31, 2021, the Company was in compliance with the outstanding debt's financial covenants. Under the current parameters of the KeyBank NA credit facility agreement the Company did not meet the covenants for the year ending December 31, 2022. The Company is currently engaged in negotiations with KeyBank NA to update the parameters of the financial covenants.

On February 9, 2023, the Board of Directors voted to defer the Company's principal and interest payments on its Fannie Mae and Freddie Mac loans. As of February 11, 2023, the Company was no longer current with principal and interest payments on its Fannie Mae and Freddie Mac notes and the loans are in default. On March 1, 2023, the Company did not make its scheduled payments under the KeyBank NA credit facility. On March 15, 2023, the Company received a Notice of Default and Reservation of Rights letter from Keybank NA. On March 3, 2023, the Company received Notice of Acceleration Letters for its Fannie Mae notes. The letters are a demand for immediate payment in full of the entire unpaid principal balances of the loan, accrued and unpaid interest, and the costs and attorneys' fees of Fannie Mae. The Company has not received such notices from Freddie Mac or KeyBank NA.

The Company is currently in the process of negotiating with each of its lenders to restructure its financing agreements. In the absence of a forbearance agreement, the debt is now classified as a current liability.

As of December 31, 2022 and 2021, mortgages and notes payable consisted of the following:

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements

December 31, 2022 (audited) and 2021 (audited), and

Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)

(In thousands)

	Balance December 31, 2022	Balance December 31, 2021	Stated interest rate	Interest rate at December 31, 2022	Payment terms	Current maturity date
Fannie Mae	$ 317,561	$ 323,332	SOFR + 221bps	6.273 %	Interest only through 1/31/20, Beginning 2/1/20 Principal & Interest through maturity, Monthly	1/1/2025
Fannie Mae borrow -up	76,204	77,586	SOFR + 291bps	6.973		1/1/2025
Fannie Mae 11	69,559	70,564	SOFR + 245bps	6.513	Interest only through 1/31/22, Beginning 2/1/22 Principal & Interest through maturity, Monthly	1/1/2027
Fannie Mae 25	84,023	84,570	SOFR + 242bps	6.483	Interest only through 6/30/22, Beginning 7/1/22 Principal & Interest through maturity, Monthly	7/1/2027
FHLMC	177,163	180,178	SOFR + 297bps	7.033	Interest only through 5/31/21, Beginning 6/1/21 Principal & Interest through maturity, Monthly	6/1/2026
Fannie Mae 5	13,821	14,159	SOFR + 235bps	6.413	Beginning 1/1/21 Principal & Interest through maturity, Monthly	1/1/2031
KeyBank NA (Revolver)	28,501	12,501	SOFR + 300bps	7.063	Interest only, Monthly	12/31/2023
Total	766,832	762,890				
Deferred financing costs, net of amortization of $13,454 and $11,742, respectively.	4,335	5,789				
Total mortgage and notes payable, net	$ 762,497	$ 757,101				

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(a) Key Bank Facility

As of December 31, 2022, and 2021, the Company had $1,499 and $1,749, respectively, in outstanding letters of credit, all of which were collateralized under the KeyBank NA credit facility. The outstanding letters of credit were not reflected as liabilities within the consolidated financial statements. As of December 31, 2022, and 2021, the total KeyBank NA credit facility included the following:

		December 31	
		2022	**2021**
Credit facility capacity	$	30,000	25,000
KeyBank revolver		(28,501)	(12,501)
Letters of credit		(1,499)	(1,749)
Unused credit facility	$	—	10,750

(b) Interest Rate Cap

The Company uses interest rate related derivative instruments solely to manage its exposure related to changes in interest rates on its variable rate debt instruments. In 2021, the Company purchased additional interest rate caps from SMBC Capital Markets, Inc for a total consideration $358. The Company did not purchase any interest rate caps in 2022. The origination costs are included in other assets on the consolidated statements of financial position as follows:

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

December 31, 2022

Effective date	Notional amount	Origination costs	Interest cap	Current maturity date	Fair value
January 1, 2020	334,394	287	3.00	1/1/2023	329
January 1, 2020	80,236	69	3.00	1/1/2023	79
January 1, 2020	70,564	60	3.00	1/1/2023	69
July 1, 2020	84,570	72	3.00	7/1/2023	848
December 16, 2020	14,468	34	2.50	1/1/2024	336
June 1, 2021	182,000	100	2.50	6/1/2023	1,973
January 1, 2023	334,394	137	3.00	7/1/2023	3,023
January 1, 2023	80,236	33	3.00	7/1/2023	725
January 1, 2023	70,564	28	3.00	7/1/2023	638
June 1, 2023	182,000	60	2.50	7/1/2023	380
Total					$ 8,400

December 31, 2021

Effective date	Notional amount	Origination costs	Interest cap	Current maturity date	Fair value
January 1, 2020	334,394	287	3.00	1/1/2023	19
January 1, 2020	80,236	69	3.00	1/1/2023	5
January 1, 2020	70,564	60	3.00	1/1/2023	4
July 1, 2020	84,570	72	3.00	7/1/2023	28
December 16, 2020	14,468	34	2.50	1/1/2024	13
June 1, 2021	182,000	100	2.50	6/1/2023	69
January 1, 2023	334,394	137	3.00	7/1/2023	92
January 1, 2023	80,236	33	3.00	7/1/2023	22
January 1, 2023	70,564	28	3.00	7/1/2023	20
June 1, 2023	182,000	60	2.50	7/1/2023	15
Total					$ 287

The interest rate cap's remaining fair value is recorded in Other assets, net in the consolidated statements of financial position and had a net balance of $8,400 and $287 as of December 31, 2022 and 2021, respectively. Unrealized gains and losses on interest rate caps are included within interest expense on the consolidated statements of operations.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(6) Disclosures about Fair Values

The following tables present information about the Company's assets, liabilities, and equity measured at fair value on a recurring basis as of December 31, 2022, and 2021. No transfers occurred between Level 2 and Level 3 investments during 2022 or 2021:

	December 31, 2022		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:			
Trading securities	$ 75	—	—
Interest rate cap	—	8,400	—
Total assets	$ 75	8,400	—

	December 31, 2021		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:			
Trading securities	$ 75	—	—
Interest rate cap	—	287	—
Total assets	$ 75	287	—

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(7) Commitments and Contingencies

(a) Self-insured Liabilities

Pearson Insurance Company, LTD (Pearson), a wholly owned, consolidated, Bermuda based captive insurance company, was formed on June 19, 2006, to self-insure general and professional liability risks. The Company insures through Pearson on a claims-made basis above specified self-insured retention levels. Pearson insures above the Company's self-insured retention levels and reinsures for significant or catastrophic risks up to a specified level through third-party insurers. The insurance policies cover comprehensive general and professional liability and employers' liability in such amounts and with such deductibles as determined to be prudent and reasonable, based on the nature and risk of the business, historical experiences, availability of coverage, and industry standards. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

The Company regularly evaluates levels of the self-insured liability through an independent actuarial review. The methods for pricing and evaluating the Pearson insurance coverage are reasonable and the historical cost of similar coverage would not have been materially different if the Company had obtained such coverage from third parties. General and professional liability claims are the most volatile and significant of the risks for which the Company is self-insured. The estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to, the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Following is a summary of activity in the accrual for self-insured general and professional liabilities:

		2022	2021
Balance at beginning of year	$	3,584	2,087
Cash payments		(1,871)	(933)
Provisions for self-insured liabilities		1,326	2,430
Balance at end of year	$	3,039	3,584

As of December 31, 2022 and 2021, the Company had an accrual for workers' compensation claims of $1,924 and $1,765 respectively, included in accrued payroll expenses on the consolidated statements of financial position. For the years ended December 31, 2022, 2021, and 2020, $3,156, $2,772, and $3,109, respectively, of expense was included in residence operations expense on the consolidated statements of operations, of which, $1,867, $1,683, and $2,929 was paid during the periods, respectively. Payment timing is not directly within management's control, and therefore, estimates are subject to change.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

(b) Litigation

The nature of the Company's operations exposes it to the risk of claims and litigation in the normal course of its business. The Company is involved in various unresolved legal matters that arise in the normal course of operations, the most prevalent of which relate to commercial contracts and premises and professional liability matters. Although the outcome of these matters cannot be predicted with certainty and favorable or unfavorable resolutions may affect the results of operations on a period-to-period basis, the Company believes the outcome of such legal and other matters will not have a material adverse effect on its consolidated financial position, results of operations, or liquidity.

(8) Income Taxes

Deferred taxes are provided on temporary differences and on any carryforwards that can be claimed on the Company's hypothetical return. The Company assesses the need for a valuation allowance on the basis of projected separate return results. Total income taxes for the years ended December 31, 2022, and 2021 were based on the loss before income tax of $29,139 and $47,212, respectively. Income taxes for the year ended December 31, 2020, was based on the income before tax of $5,832.

In 2022, a valuation allowance was booked for the total net deferred tax asset and liability (See 8c for additional details). Income tax (expense) benefit, net of valuation allowance, consists of the following:

| | | **2022** | | |
		Current	**Deferred**	**Total**
U.S. federal	$	—	(30,030)	(30,030)
State and local		(27)	(5,181)	(5,208)
Total	$	(27)	(35,211)	(35,238)

| | | **2021** | | |
		Current	**Deferred**	**Total**
U.S. federal	$	—	10,053	10,053
State and local		(200)	1,920	1,720
Total	$	(200)	11,973	11,773

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

		2020		
		Current	**Deferred**	**Total**
U.S. federal	$	—	(1,427)	(1,427)
State and local		(36)	299	263
Total	$	(36)	(1,128)	(1,164)

(a) Tax Rate Reconciliation

For the year ended December 31, 2022, and 2021 income tax benefit attributable to loss from operations was $6,315 and $11,579, respectively. Income tax expense attributable to income from operations was $917 for the year ending December 31, 2020 and differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax income from operations as a result of the following:

		2022	
			Tax rate
Provision	$	(6,119)	21%
Increase (reduction) in income taxes resulting from:			
Change in tax rate		(13)	—
State and local income taxes, net of federal income tax benefit		(1,105)	4
Permanent differences		15	—
Noncontrolling interest		—	—
Other, net		907	(3)
Total		(6,315)	22
Valuation allowance		41,553	(143)
Total	$	35,238	-121%

(See note C for additional 2022 valuation impact)

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

| | | **2021** | |
			Tax rate
Provision	$	(9,914)	21%
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit		(1,666)	4
Permanent differences		14	—
Noncontrolling interest		3	—
Other, net		(16)	—
Total		(11,579)	25
Valuation allowance		(194)	—
Total	$	(11,773)	25%

| | | **2020** | |
			Tax rate
Provision	$	1,225	21%
Increase (reduction) in income taxes resulting from:			
Change in tax rate		71	1
State and local income taxes, net of federal income tax benefit		266	5
Permanent differences		13	—
Noncontrolling interest		58	1
Other, net		(716)	(12)
Total		917	16
Valuation allowance		247	4
Total	$	1,164	20%

(b) Significant Components of Current and Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are as follows:

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

		2022	2021
Deferred tax assets:			
Accounts receivable, less allowances	$	253	277
Accrued payroll expenses		781	749
Deferred revenue		1,180	1,286
Deferred financing fees		13	100
Self-insurance		1,400	1,508
Other assets and liabilities		1,677	1,575
Tax credits		3,019	3,019
Impairment on investment properties		2,091	1,835
Net operating loss carryforwards		56,755	48,190
Total deferred tax assets		67,169	58,539
Deferred tax liabilities:			
Net investment properties	$	(20,722)	(21,436)
Goodwill		(585)	—
Interest Rate Caps		(2,006)	—
Prepaid expenses and other receivables		(1,260)	(932)
Total deferred tax liabilities		(24,573)	(22,368)
Net deferred tax assets (liabilities)		42,596	36,171
Less valuation allowance		(42,596)	(1,043)
Adjusted net deferred tax assets (liabilities)	$	—	35,128

As of December 31, 2021, the Company included $4,003 in its deferred tax assets and $4,003 in its deferred tax liabilities related to tax law changes (see Note 9 for more details).

(c) *Valuation Allowance*

As a result of the Company's going concern assessment and not paying principal and interest in February 2023 on the Fannie Mae and Freddie Mac debt, the valuation allowance for the year ended December 31, 2022 was adjusted to account for the entire balance of the net deferred tax assets and liabilities balance of $42,596. The valuation allowances, prior to the aforementioned adjustment, of $1,127 and $1,043 as of December 31, 2022 and 2021, respectively, were primarily related to federal net operating loss carryforwards and temporary differences that, in the judgment of management, are

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

not likely to be realized. The net change in the total valuation allowance was an increase of $41,553, a decrease of $194 and increase of $875 in 2022, 2021 and 2020, respectively.

The recording of a valuation allowance does not limit the ability to utilize the tax benefit of net operating losses prior to their tax expiration. As of December 31, 2022, the Company has net operating loss carryforwards for Federal income tax purposes of $229,372 which are available to offset future Federal taxable income, if any. In order to fully realize the Federal net operating loss carryforwards that were generated prior to December 31, 2017, the Company will need to generate future taxable income of approximately $136,666 prior to the expiration starting in 2033.   The remaining $92,706 of losses were generated after December 31, 2017 and have an unlimited carryforward but are subject to a limitation of 80% of taxable income in a given year. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards for state income tax purposes of $139,213 and $104,924 which are available to offset future state taxable income. The state net operating loss carryforwards begin to expire in 2028.

As of December 31, 2022, the Company has no unrecognized tax benefits. As of December 31, 2022, with few exceptions, the calendar year 2019 through 2022 returns remain subject to IRS and various state and local tax jurisdictions examination. For the year ended December 31, 2022, the Company had no uncertain tax positions in the accompanying consolidated financial statements. The Company had one uncertain tax position for the year ended December 31, 2021, that was resolved in 2022 via settlement for $27 in excess of the amount reserved in the year 2021.

(9) COVID-19 Pandemic

In March 2020, the World Health Organization declared COVID-19 a pandemic, and the United States declared a national emergency with respect to COVID-19. In the intervening months, COVID-19 has spread globally and led governments and other authorities around the world, including federal, state, and local authorities in the United States, to impose measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines, and shelter-in-place orders. Although some of these governmental restrictions have since been lifted or scaled back, a recent surge of COVID-19 infections has resulted in the re-imposition of certain restrictions and may lead to other restrictions being re-implemented in response to efforts to reduce the spread of COVID-19. In December 2020, distribution of the COVID-19 vaccine began to all 50 states, and while states have the authority over who receives the vaccine, the Centers for Disease Control and Prevention recommended that the initial distribution prioritize healthcare workers and residents of long-term care facilities. However, governmental restrictions may remain in place for a significant amount of time. The ongoing COVID-19 pandemic and measures intended to prevent its spread have negatively impacted and are expected to continue to negatively impact the Company and its operations in a number of ways, including but not limited to decreased occupancy and increased operating costs.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred $12,723, $13,364, and $13,077, respectively, of incremental costs associated with preventing the spread of the virus respectively. COVID-19 costs largely consist of incremental payroll costs and costs of personal

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

protective equipment and are included within COVID-19 expense in the consolidated statements of operations.

As of September 1, 2020, eligible assisted living facility operators were able to apply for funding through the Coronavirus Aid, Relief, and Economic Security (CARES) Act, and the assistance received partially mitigated the negative impact of COVID-19. In addition, on October 1, 2020, the Department of Health and Human Services announced $20 billion of new funding for assisted living facility operators that have already received funds and to those who were previously ineligible. During the years ended December 31, 2022, 2021 and 2020, the Company recognized government grants under the CARES Act and other state relief programs of $7,248, $307 and $7,184, respectively, and used them to offset COVID-19 expense within its consolidated statements of operations. There were no grant receivables included in the consolidated statements of financial position as of December 31, 2022 and 2021. The grant funds received were in the form of cash and were recognized upon notification from the government confirming issuance of the grants or upon receipt of the funds, whichever came earlier. The Company's accounting policy is to recognize grants in the period in which the related expenses were incurred or immediately if the grants were related to prior period expenses. All grants received were related to prior period expenses at the time of receipt or government notification of issuance.

Under the CARES Act, the Company elected to defer payment of the employer portion of social security payroll taxes incurred from March 27, 2020, through December 31, 2020. One-half of such deferral amount became due of December 31, 2021, and the other half became due on December 31, 2022. As of December 31, 2022 and 2021, the Company had deferred payments of $0 and $2,731, respectively, under the program and presented these amounts in accrued payroll expenses within the Company's consolidated statements of financial position. The Company paid the first half of the deferral on December 23, 2021, and second half on December 31, 2022.

Additionally, under the CARES Act, the Company elected to apply a technical correction which allowed them to claim additional depreciation for assets placed in service during 2018, 2019, or 2020. This technical correction sought to amend an error in the Tax Cuts and Jobs Act passed December 22, 2017, which dictated that assets whose tax basis was intended to be depreciated over 37 years were depreciated over 40 years. This correction created a deferred tax asset and deferred tax liability on the consolidated statement of financial position as of December 31, 2021 (see Note 8).

(10) Related Party Transactions

The Company entered into a Management Agreement (the Agreement) with the Manager to provide property management services effective for a term of 10 years beginning January 1, 2018. The Company pays a monthly management fee of (i) 4.0% of gross revenue (as defined by the Agreement) for the first 24 months and (ii) 4.5% of gross revenue (as defined by the Agreement) for the remainder of the term. Total management fees were $14,095, $12,417, and $13,435 for the years ended December 31, 2022, 2021, and 2020, respectively, and were included in general and administrative expenses in the consolidated statements of operations. As of December 31, 2022 and 2021, accrued management fees were $3,696 and $1,122, respectively, and were included within accounts payable and accrued expenses within the consolidated statements of financial position.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

In addition to the management fee stated above, 2022 is the first year under the agreement the Company met the requirements of an additional incentive fee. Following the third anniversary of the Agreement, Manager is entitled to receive an annual incentive fee. The incentive fee is equal to 25% of the year over year improvement of EBITDAR, as defined in the Agreement, and capped at 6% of total revenue. For the year ended December 31, 2022, the total incentive fees of $1,599 were accrued and included within general and administrative expenses in the consolidated statements of operations.

For the years ended December 31, 2022 and 2021, the Company liabilities for Manager overhead costs, included in accounts payable and accrued expenses within the consolidated statements of financial position were $4,488 and $1,538, respectively.

In 2022 and 2021, the Company, acknowledging the unprecedented challenges and significant economic stress caused by the COVID-19 pandemic, entered into support agreements in which it agreed to make payments to Manager in the amounts of $25,000 and $20,000, respectively.

Bi-weekly payroll, including payroll related expenses, for employees of Manager is initially funded by Manager, but promptly reimbursed by the Company for its ratable share based on the salaries and wages of employees that directly serviced the operation of the Company's assisted living residences. Total payroll was $168,051, $143,321, and $144,276 for the years ended December 31, 2022, 2021, and 2020, respectively, and were included in residence operations in the consolidated statements of operations. As of December 31, 2022 and 2021, accrued payroll expenses were $10,052 and $12,267, respectively, and were included within accrued payroll within the consolidated statements of financial position.

The Workers' Compensation policy utilized by the Company's employees requires collateral to offset the risk of non-payment. Because the policy holder is an affiliate of CHIEF, the Company records the amount funded as due from affiliate on the consolidated statements of financial position.

(11) Subsequent Events

The Company has evaluated subsequent events from the consolidated statements of financial position date through March 20, 2023, the date at which the consolidated financial statements were issued and has concluded that there are no material events to disclose other than the following.

See note 5 regarding the Board of Directors decision not to pay principal and interest on the Fannie Mae and Freddie Mac loans in February 2023.

The planned disposition of three Georgia assets (held for sale) closed on March 2, 2023 with proceeds net of transaction costs of $4,416.

On January 27, 2023, the Company received an additional $1,000 of TPG funding from the issuance of 1,000 Class A Senior Preferred Interests.

On March 1, 2023, the Company did not make its schedule payments under the KeyBank NA credit facility.

CHIEF1 HOLDINGS, LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)
Notes to Consolidated Financial Statements
December 31, 2022 (audited) and 2021 (audited), and
Years ended December 31, 2022 (audited), 2021 (audited), and 2020 (unaudited)
(In thousands)

On March 3, 2023, the Company received Notice of Acceleration Letters for its Fannie Mae notes. The letters are a demand for immediate payment in full of the entire unpaid principal balances of the loan, accrued and unpaid interest, and the costs and attorneys' fees of Fannie Mae.

On March 3, 2023, the special servicer for the Freddie Mac loan portfolio provided notice of termination for its management agreements with Manager. The company has not received such notices from Fannie Mae or KeyBank NA. On March 8, 2023, the Company entered into an Access and Cooperation agreement with an agent of Freddie Mac. The company has not entered into such agreements with Fannie Mae or KeyBank NA.

On March 15, 2023, the Company received a Notice of Default and Reservation of Rights letter from Keybank NA.

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SABRA HEALTH CARE REIT, INC.
18500 Von Karman Avenue
Suite 550
Irvine, CA 92612

sabrahealth.com

Board of Directors

Rick Matros
Chief Executive Officer,
President and Chair of the Board

Craig Barbarosh
Independent Director

Katie Cusack
Chief Operating Officer, Macquarie Capital,
Macquarie Group

Michael Foster
Managing Director,
RFE Management Corp.

Lynne Katzmann
President and Chief Executive Officer,
Juniper Communities

Ann Kono
Chief Executive Officer,
Leda Advisory Group

Jeffrey Malehorn
Principal,
L3.0 Ventures, LLC

Clifton Porter II
Senior Vice President
of Government Affairs,
American Health Care Association

Executive Officers

Rick Matros
Chief Executive Officer,
President and Chair of the Board

Michael Costa
Chief Financial Officer,
Secretary and Executive Vice President

Talya Nevo-Hacohen
Chief Investment Officer,
Treasurer and Executive Vice President

Corporate Headquarters

18500 Von Karman Avenue
Suite 550
Irvine, CA 92612

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
2020 Main Street, Suite 400
Irvine, CA 92614

Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
astfinancial.com

Sabra Investor Relations

18500 Von Karman Avenue
Suite 550
Irvine, CA 92612
888.393.8248
investorrelations@sabrahealth.com